INFORMATION STATEMENT

African Development Bank

The African Development Bank (the “Bank” or “ADB”) intends from time to time to issue debt securities (the “Securities”) with maturities and on terms related to market conditions at the time of sale. The Securities may be sold to dealers or underwriters, who may resell the Securities in public offerings or otherwise. In addition, the Securities may be sold by the Bank directly or indirectly through agents.

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The specific aggregate principal amount, status, maturity, interest rate, or interest rate formula and dates of payment of interest, purchase price to be paid to the Bank, any terms for redemption or other special terms, currency or currencies, form and denomination of Securities, information as to stock exchange listings and the names and any compensation of the dealers, underwriters or agents in connection with the sale of the Securities being offered at a particular time (“Offered Securities”) will be set forth or referred to in a prospectus, offering circular, information memorandum, supplemental information statement, or pricing supplement, together with the terms of offering of the Offered Securities.

Securities issued by the Bank are not required to be registered under the U.S. Securities Act of 1933, as amended. Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the “Commission”). The Securities have not been approved or disapproved by the Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Information Statement. Any representation to the contrary is a criminal offence in the United States of America.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus, offering circular, information memorandum, or supplemental information statement or pricing supplement prepared in connection with the issuance of Offered Securities will refer to this Information Statement for a description of the Bank and its financial condition and results of operation, until a new information statement is issued.

9 August 2023

AVAILABILITY OF INFORMATION

The Bank will provide additional copies of this Information Statement and other information with respect to the Bank, including the Agreement Establishing the African Development Bank, as amended (the “Bank Agreement”) and its annual report to the Boards of Governors, upon request. Written or telephone requests may be directed to the Bank’s address at Immeuble Siege, 6 Avenue Joseph Anoma, Plateau, 01 BP 1387, Abidjan 01, Côte d’Ivoire, Attention: The Treasurer, telephone +225-272-026-2028, facsimile +225-272-024-2155. This Information Statement is also available on the Bank’s website (http://www.afdb.org). The annual report and the documents and information on the Bank’s website are not intended to be incorporated by reference in this Information Statement.

In the United States, this Information Statement is to be filed with the U.S. Securities and Exchange Commission (the ‘‘SEC’’) electronically through the EDGAR system and will be available at the website address http://www.sec.gov/edgarhp.htm. The Bank has also filed unaudited quarterly financial statements with the SEC. These filings are also available electronically through the EDGAR system.

The issuance of this Information Statement or any prospectus, offering circular, information memorandum, supplemental information statement, pricing circular and the offering and sale of Securities are not a waiver by the Bank or by any of its members, Governors, Directors, Alternates, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Bank Agreement, or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are hereby expressly reserved.

The Bank uses a unit of account (the “Unit of Account” or “UA”) equivalent to the International Monetary Fund’s (IMF) Special Drawing Right (SDR) as its reporting currency. The value of the SDR, which may vary from day to day, is currently computed daily in U.S. dollars by the IMF. Except as otherwise specified, all amounts in this Information Statement and any prospectus, offering circular, information memorandum, supplemental information statement or pricing supplement are expressed in UA. Currencies have been translated into UA at the rates of exchange used by the Bank and prevailing on the last day of the period presented. In certain instances, amounts in UA have also been presented in U.S. dollars at the conversion rates set forth below. Such presentations are made solely for convenience and should not be construed as a representation that the UA actually represents, has been or could be converted into U.S. dollars at these or any other rates.

In recent years, there have been significant changes in the relative values of the U.S. dollar and the component currencies of the UA. The Bank makes no representation that would indicate that the U.S. dollar or any other currency accurately reflects the historical financial performance or present financial condition of the Bank. Exchange rates used by the Bank for converting UA into U.S. dollars are as follows:

As at 31 December

	2022	2021	2020	2019	2018
Rate of 1 UA = US$	1.33084	1.39958	1.44027	1.38283	1.39079

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ii

LIST OF ABBREVIATIONS AND ACRONYMS

ADB or the Bank	African Development Bank
ADF	African Development Fund
ALM	Asset and Liability Management
Board of Directors	The Board of Directors of the Bank
Board of Governors	The Board of Governors of the Bank
CEAS	Cumulative Exchange Adjustment on Subscriptions
DAC	Development Assistance Committee
ECP	Euro Commercial Paper
EDGAR	Electronic Data-Gathering, Analysis & Retrieval System
GCI-IV	Fourth General Capital Increase
GCI-V	Fifth General Capital Increase
GCI-VI	Sixth General Capital Increase
GCI-VII	Seventh General Capital Increase
GDIF	Global Debt Issuance Facility
HIPC	Heavily Indebted Poor Countries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
IMF	International Monetary Fund
NTF	Nigeria Trust Fund
OECD	Organization for Economic Cooperation and Development
PML	Prudential Minimum Level of Liquidity
PSO	Private Sector Operations
RMC	Regional Member Countries
SDR	Special Drawing Right
Ten-Year Strategy	The Bank’s 2013-2022 strategy
UA	Unit of Account
USCP	USD Commercial Paper

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SUMMARY INFORMATION

(All numerical data are as at 31 December 2022, except as otherwise indicated.)

General

The Bank is a regional multilateral development institution established in 1963. The Bank’s membership consists of 54 African states (the “regional member countries” or “RMCs”) and 27 non-African states (the “non-regional member countries”).

The central goal of the Bank’s activities is promoting sustainable economic growth and reducing poverty in Africa. The Bank provides financing for a broad range of development projects and programmes. In addition, it: (i) provides policy-based loans and equity investments; (ii) finances non-publicly guaranteed private sector loans; (iii) offers technical assistance for projects and programmes that provide institutional support; (iv) promotes the investment of public and private capital; and (v) responds to requests for assistance in coordinating RMC development policies and plans. The Bank also gives high priority to national and multinational projects and programmes that promote regional economic cooperation and integration. The Bank's 2013-2022 strategy (the “Ten Year Strategy”) focuses on achieving inclusive growth and assisting Africa to gradually transition to green growth. The Ten-Year Strategy is built around five core operational priorities, specifically, infrastructure development, regional integration, private sector development, governance, skills and technology. To accelerate the delivery on the Ten-Year Strategy and advance the transformation of Africa, the Bank decided in 2015 to place a sharper focus on five priority areas known as “The High 5s”. The High 5s are: Light up and Power Africa, Feed Africa, Industrialize Africa, Integrate Africa, and Improve the quality of life for the people of Africa.

The Bank’s capital stock is owned by its member countries. On 31 October 2019, at its Fifth Extraordinary Meeting, the Bank’s Board of Governors (the “Board of Governors”) adopted Resolution B/BG/EXTRA/2019/03 authorising the Seventh General Capital Increase (GCI-VII). Under the capital structure of the Bank, the share in the Bank’s overall share capital of regional member countries is 60 percent and that of non-regional member countries is 40 percent. As at 31 December 2022, the authorised capital of the Bank was UA 180,638.83 million.

Assets

Loan Portfolio – The Bank’s principal asset is its portfolio of loans. The Bank provides loans to its Regional Member Countries and to public sector enterprises guaranteed by the governments of RMCs. The Bank also extends loans to private sector enterprises of its RMCs without government guarantee. It is the Bank’s general policy on sovereign lending that each loan to an entity other than a government should be guaranteed by the government within whose jurisdiction the financed project lies. Loans may be granted to eligible private sector entities without a government guarantee. Generally, such loans are secured by collateral. As at 31 December 2022, cumulative loans and grants signed, net of cancellations, amounted to UA 59.72 billion, UA 3.44 billion higher than 2021 while gross outstanding loans, before the accumulated provision for expected credit losses, were UA 21.43 billion, a increase of UA 0.77 billion over the UA 20.66 billion outstanding as at the end of 2021. Although the Bank experiences delays in payments on some of its loans, it expects that sovereign and sovereign guaranteed loans will eventually be paid, and such delays will only affect the timing of the cash flows on the loans. For non-sovereign and sovereign loans, a significant increase in credit risk is considered to have occurred when the rating at the reporting date has been downgraded or contractual payments are more than 30 days past due and the overdue amount is higher than UA 25,000. Except that in the case of sovereign loans, the rating downgrade and 30 days overdue must occur at the same time with the overdue amounts exceeding the set limit. If in a subsequent period, asset quality improves and the conditions that caused a delay in payment and/or a significant increase in credit risk since origination no longer exist, then the provision for credit losses reverts from lifetime expected credit loss (“ECL”) to 12-months ECL. Exposures whose credit rating remains within the Bank’s investment grade criteria are considered to have a low credit risk even where their credit rating has deteriorated.

Liquidity – The Bank holds sufficient liquid assets to secure the continuity of normal operations even in the unlikely event that it is unable to obtain additional resources from the capital markets for one year. To achieve this, the Bank computes a prudential minimum level of liquidity (“PML”) based on the projected net cash requirement for a rolling one-year period. The liquidity policy sets the PML as the Bank’s projected net cash requirements for a 1-year horizon and is updated quarterly and computed as the sum of four components: (1) 1-year debt service requirements; (2) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero; (3) the loan equivalent value of signed guarantees; and (4) undisbursed equity investments. The maximum level of liquidity is determined by the Bank’s debt limits.

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Liabilities, Capital and Reserves

Liabilities – As at 31 December 2022, the Bank’s total borrowings (including subordinated debt of UA 7.51 million) amounted to UA 24,254.21 million. The Bank raises resources in a cost-effective manner across markets in order to finance programmes and projects in its regional member countries and to meet its liquidity requirements. The capital adequacy framework approved by the Bank’s Board of Directors (the “Board of Directors”) adopted the use of a single debt to usable capital ratio to monitor the Bank’s leverage. The ratio caps the Bank’s total outstanding debt at 100 percent of usable capital. Usable capital comprises the equity of the Bank and the callable capital of its non-borrowing members rated A- or higher. The Bank’s usable capital as at 31 December 2022 was UA 60.18 billion and its debt to usable capital ratio, a measure of the Bank’s financial leverage, was 40.3 percent.

Capital and Reserves – Subscriptions to the capital stock of the Bank are made up of initial subscriptions to the capital, a voluntary capital increase, a series of special capital increases and general increases of the Bank’s capital. On 31 October 2019, the Board of Governors approved the Seventh General Capital Increase (GCI-VII). GCI-VII increased the authorised capital stock of the Bank by 125% from UA 69,472 million to UA 153,191 million with the creation of 8,371,881 new shares.

At its Extraordinary General Meeting held on 5 March 2021, the Board of Governors adopted a resolution, effective immediately, authorizing the creation of temporary callable capital stock, thereby increasing the Bank’s capital from UA 153,191,360,000 to UA 181,795,830,000. During the same meeting, the Board of Governors approved and authorized the return and cancellation of temporary callable shares without voting powers, created in 2019 and subscribed to by Canada and the Kingdom of Sweden, from the total authorized capital stock of the Bank, as part of the interim measures pending the conclusion of the Seventh General Capital Increase. Consequently, the authorized capital of the Bank was reduced by UA 1,157,000,000, bringing it down to UA 180,638,830,000.

The par value of one share of the Bank’s capital is UA 10,000. The newly created 8,371,881 GCI-VII shares are composed of paid-up shares (6 percent) and callable shares (94 percent). The shares of the Bank are allocated to the regional and non-regional members such that, when fully subscribed, the regional members will hold 60 percent of the total capital stock of the Bank and the non-regional members will hold the balance of 40 percent.

As at 31 December 2022, of the Bank’s total subscribed capital of UA 148,768.18 million, an amount of UA 9,974.54 million (7 percent) represented the paid-up portion and UA 138,793.64 million (93 percent) was callable. The portion of paid-up capital for which the Bank has received payment, referred to as paid-in capital, amounted to UA 6,366.24 million as at 31 December 2022.

As at 31 December 2022, the callable capital of the Bank’s 27 non-regional member countries was UA 56,751.21 million, which represented 233.99 percent of the Bank’s total outstanding borrowings as at 31 December 2022. As at 31 December 2022, the callable capital of the Bank’s 21 industrialised member countries that are also members of the Development Assistance Committee (“DAC”) of the Organisation for Economic Cooperation and Development (“OECD”) (namely Austria, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Japan, Korea, Luxembourg, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, Türkiye, the United Kingdom and the United States) was UA 53,419.64 million, representing 220.25 percent of the Bank’s total outstanding borrowings as at 31 December 2022.

Under the Bank Agreement, the total amount outstanding in respect of the ordinary operations of the Bank (consisting of approved loans less cancellations and repayments, plus equity participations) shall not at any time exceed the total amount of its unimpaired subscribed capital, reserves, and surplus. Such total amount outstanding as at 31 December 2022 was UA 31,723.55 million and such total capital (net of the Cumulative Exchange Adjustment on Subscriptions (“CEAS”), reserves and surplus) was UA 152,284.67 million, resulting in a ratio of 20.83 percent. The ratio of disbursed and outstanding loans (including irrevocable commitments to pay undisbursed amounts) to equity was 217 percent. The Bank’s total equity (paid-in capital and reserves net of CEAS) also referred to as risk capital, amounted to UA 9,882.74 million. The risk capital utilization rate, which measures the amount of capital consumed by the Bank's activities, was 55.94 percent.

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Profitability

Although profit maximisation is not a primary objective, the Bank has earned a profit in every year since it began operations in 1966, except in 2015. For 2022, income before distributions approved by the Board of Governors amounted to UA 239.28 million. The Bank does not distribute dividends to its shareholders. Under the Bank Agreement, reserves have first claim on net income. After a determination has been made regarding the amount to be retained in reserves, any remaining amount is allocated to: (i) fulfil commitments or conditional undertakings approved by the Board of Governors; (ii) a surplus account; and/or (iii) distributed to key initiatives.

Accounting Standards

The financial statements of the Bank are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Risk Management and Internal Control

The Bank seeks to minimise its exposure to risks that are not essential to its core business of providing development finance and related assistance. Accordingly, the Bank’s risk management policies, guidelines and practices are designed to reduce exposure to interest rate, currency, liquidity, counterparty, legal and other operational risks while maximising the Bank’s capacity to assume credit risks to public and private sector clients, within its approved risk limits. The Bank’s risk management policies and practices are included in the notes to the financial statements.

Following the approval by the Board of Directors in 2004, the Bank established an Internal Control Unit (ICU) to implement, among other duties, the Committee of Sponsoring Organizations (COSO) control framework to regularly evaluate the effectiveness of its internal controls in all significant business operations. Management and the External Auditors issue an annual attestation on the effectiveness of the Bank’s internal controls over financial reporting as part of the annual audit process. The attestations at the end of 2022 are included elsewhere in this document.

The above information is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement.

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SUMMARY OF SELECTED FINANCIAL DATA

(Amounts expressed in millions of UA)

	Years Ended 31 December
	2022	2021	2020	2019
Cash, Investments	14,543.36	13,097.04	11,158.00	12,455.42
Approved Loans less Cancellations:
Disbursed and outstanding	21,427.59	20,661.96	21,343.24	20,276.13
Undisbursed (1)	9,252.12	8,803.24	8,979.00	8,005.25
Outstanding Borrowings:
Total	24,254.21	25,115.71	25,090.10	25,466.87
Senior	24,246.70	25,037.21	25,013.82	25,387.54
Subordinated	7.51	78.50	76.28	79.33
Authorised Capital	180,638.83	180,638.83	153,191.36	153,191.36
Subscribed Capital and Reserves:
Paid-up capital	9,974.54	9,958.90	7,053.87	4,950.44
Callable capital	138,793.64	138,514.72	93,792.81	61,195.88
Total callable - non-regional members	56,751.21	56,523.92	42,596.86	25,940.04
Total callable - members of the DAC of the OECD	53,419.64	53,290.97	39,768.37	24,388.87
Total Reserves	3,670.66	3,151.19	2,857.61	2,797.24
Cash and Investments as a Percentage of
Undisbursed portion of approved loans	157.19%	148.78%	124.27%	155.59%
Outstanding borrowings	59.96%	52.15%	44.47%	48.91%
Disbursed and Outstanding Loans as a Percentage of
Subscribed Capital plus Reserves(2)(3)	14.07%	13.64%	20.61%	29.47%
Total Outstanding Borrowings as a Percentage of
Total callable capital	17.48%	18.13%	26.75%	41.69%
Callable capital of non-borrowing members	42.74%	44.43%	58.90%	97.87%
Callable capital of DAC members of OECD	45.40%	47.13%	63.09%	104.09%
Senior Debt as a Percentage of
Total callable capital	17.47%	18.08%	26.67%	41.49%
Callable capital of non-borrowing members	42.72%	44.29%	58.72%	97.87%
Callable capital of DAC members of OECD	45.39%	46.98%	62.90%	104.09%
Total Outstanding Borrowings as a Percentage of
Usable Capital(4)	40.30%	42.70%	56.37%	84.23%
Total Reserves as a Percentage of
Disbursed and outstanding loans(3)	17.13%	15.25%	13.39%	13.80%
Total outstanding borrowings	15.13%	12.55%	11.39%	10.98%
Income before transfers approved by the Board of Governors	239.28	96.55	198.40	126.17
Weighted Average Interest Rate on:
Disbursed and Outstanding Loans for the Year	2.48%	1.66%	2.21%	3.29%
Weighted Average Cost of:
Debt contracted during the year	0.07%	0.07%	0.86%	1.44%
Outstanding borrowings(5)	1.50%	0.30%	1.08%	2.02%
Average Life of Outstanding Borrowings (Years)	4.17	4.05	3.84	4.01
Interest coverage ratio(6) (1.25x)(7)	1.68x	2.36x	1.78x	1.27x
Risk Capital Utilization Rate (RCUR)(8)	55.90%	84.30%	93.50%	86.10%*
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(*) Certain reclassifications of prior year’s amounts have been made to conform to the presentation in the current year. These reclassifications did not affect prior year’s reported result.

(1)        Excludes loans approved but unsigned

(2)        Subscribed capital is net of the Cumulative Exchange Adjustment on Subscriptions

(3)        Net of the Special Reserve. Disbursed and outstanding loans include irrevocable reimbursement guarantees

(4)	The Bank’s policy limits the debt to usable capital ratio to 100 percent. The usable capital is defined as the sum of paid in capital, reserves and callable capital from non-borrowing countries rated A- or better

(5)        The weighted average cost on borrowings excludes the mark-to-market (“MTM”) impact

(6)        Operating income plus interest expense, divided by interest expense

(7)        Indicates the Bank’s target ratio

(8)        The Bank’s policy limits the RCUR to 100 percent

The above information should be read in conjunction with the annual financial statements for the respective periods and is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement.

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THE BANK

The Bank is a regional multilateral development institution with membership comprising 54 African states and 27 non-African states from the Americas, Asia, and Europe (the “regional members” and “non- regional members”, respectively). The Bank was established in 1963 and operates under the Bank Agreement signed in Khartoum, Sudan, on 4 August 1963. The Bank began operations in 1966 with 29 regional members. The Bank Agreement was amended on 7 May 1982 to permit non-regional countries to be admitted as members. A list of the members as at 31 December 2022 showing each member’s voting power and the amount of its subscription to the Bank’s capital stock is provided in Note K to the financial statements included herein. In conformity with the finding of the United Nations’ General Assembly, the membership of the former Yugoslavia was formally suspended by the Board of Directors (see Note K to the financial statements included herein).

The central goal of the Bank’s activities is promoting sustainable economic growth and reducing poverty in Africa. The Bank provides financing for a broad range of development projects and programmes. In addition, it: (i) provides policy-based loans and equity investments; (ii) finances non-publicly guaranteed private sector loans; (iii) offers technical assistance for projects and programmes that provide institutional support; (iv) promotes the investment of public and private capital; and (v) responds to requests for assistance in coordinating RMC development policies and plans. The Bank also gives high priority to national and multinational projects and programmes that promote regional economic cooperation and integration. The Bank’s 2013-2022 strategy (the “Ten-Year Strategy”) focuses on achieving inclusive growth and assisting Africa to gradually transition to green growth. The Bank is responding to the challenge of supporting inclusive growth and the transition to green growth by scaling up investment and implementation of the Ten-Year Strategy by focusing on five priority areas, referred to as the “High 5s”. The High 5s are to “Light up and power Africa”; “Feed Africa”; “Industrialize Africa”; “Integrate Africa” and “Improve the quality of life for the people of Africa”.

The Bank’s ordinary operations are financed from its ordinary capital resources. The ordinary capital resources include subscribed capital stock, borrowings by the Bank, loan repayments, income from loans, equity investments and guarantees and other funds and income received by the Bank in its ordinary operations. The capital stock of the Bank is divided into paid-up capital and callable capital. The Bank's paid-up capital is the amount of capital payable over a period specified in the Board of Governors' resolution approving the relevant capital increase. The callable capital is subject to call only as and when required by the Bank, to meet obligations incurred on funds borrowed or loans guaranteed.

In addition to its ordinary operations, the Bank administers the African Development Fund (the “ADF”), which provides loan financing on concessionary terms to RMCs that are in the greatest need of such financing. The ADF is legally and financially separate from the Bank, and the Bank is not liable for any obligations of the ADF. The Bank also administers, under separate agreements and arrangements, the Nigeria Trust Fund (the “NTF”) and several other special and trust funds. The resources of these special and trust funds are held, committed and otherwise disposed of entirely separately from the Bank’s ordinary capital resources (see Note T-3 and T-4 to the Financial Statements included herein).

MEMBERSHIP OF CERTAIN COUNTRIES

Information with respect to the membership and total subscription of certain member countries, including the United States, Japan, France, Germany, Switzerland and the United Kingdom, is included on the inside back cover in copies of this Information Statement circulated in such respective countries.

GOVERNMENTAL APPROVAL OF BORROWINGS

As required by the Bank Agreement, offerings of Securities will only be made in the currency or markets of a member country after the government of such member has consented to the raising of funds by the Bank and the issuance of Securities in such currency or markets and has agreed that the proceeds from the sale of securities may be exchanged for the currency of any other country without restriction.

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CAPITALISATION

General

The following table sets forth the outstanding borrowings, capital stock and reserves and net income of the Bank as at 31 December 2022 and 2021:

(in UA million)	2022	2021
Outstanding Borrowings(1)
Debt Payable in:
U.S. Dollar	11,210.93	12,492.94
Euro	5,719.15	4,278.05
Japanese Yen	1,241.53	1,564.05
Other currencies	6,082.59	6,780.67
Total debt (*)	24,254.21	25,115.71

Of which : Total Senior Debt (*)	24,246.70	25,037.21
Total Subordinated Debt (*)	7.51	78.50

Capital Stock and Reserves(2)
Authorised capital	180,638.83	180,638.83
Unsubscribed capital	31,870.65	32,165.21
Subscribed capital	148,768.18	148,473.62
Less: Callable capital	(138,793.64)	138,514.72
Paid-up capital	9,974.54	9,958.90
Shares to be issued upon payment of future instalment	(3,608.62)	4,248.94
Amount paid in advance	0.32	0.61
Amount in arrears	-	-
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(154.17)	(155.84)
Capital net of CEAS	6,212.08	5.554.73
Reserves for the Year	3,670.66	3,151.19

Total Capital and Reserves	9,882.74	8,705.92

(1)	For a description of the Bank’s borrowing policies and the currency distributions and other details with respect to borrowings, as well as the effects of currency and interest rate swaps undertaken by the Bank on the currency composition and weighted average interest cost of the Bank’s payment obligations, see “Borrowings” and Note N to the financial statements included herein.

(2)	For a more complete description of subscriptions to the capital stock and voting power, see Note K to the financial statements included herein. For a more complete description of Reserves, see Note K to the financial statements included herein.

(*)	Figures represent total carrying amount of borrowings measured at fair value and those held at amortized costs in the financial statements (amount shown inclusive of net unamortised premium/discounts).
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Authorised Capital

The Bank’s original authorised capital stock of UA 250 million has been increased in line with the provisions of the Bank Agreement, which provides that the authorised capital stock may be increased as and when the Board of Governors deems it advisable. The authorised capital stock of the Bank has undergone several increases recently. Four special capital increases were approved in 2008 (Resolution B/BG/2008/07), 2009 (Resolution B/BG/2009/05), 2012 (Resolution B/BG/2012/04) and 2019 (Resolution B/BG/2019/04), to enable membership and subscription of shares by the Republic of Türkiye, the Grand Duchy of Luxembourg, the Republic of South Sudan, and Ireland, respectively.

In 2009, Canada and Korea responded favourably to the Bank’s need for expanded financial capacity pending decisions on a sixth General Capital Increase (GCI-VI) of the Bank by a temporary increase of their callable capital with no attached voting rights. The special capital increase, adopted by the Board of Governors Resolution B/BG/2010/02, brought the authorised capital of the Bank to UA 23,947 million. The Resolution provided for the retirement and cancellation of the temporary callable capital subscribed by Canada (UA 1.63 billion) and the Republic of Korea (UA 0.19 billion) upon the effectiveness of their respective subscriptions to a general capital increase and pursuant to authorization by the Board of Governors.

GCI-VI was approved by the Board of Governors’ Resolution B/BG/2010/08, raising the authorised capital of the Bank from UA 23,947 million to UA 67,687 million, representing a 200 percent increase of the Bank’s authorised capital (excluding Canada and Korea’s temporary callable capital and special capital increases for Türkiye and Luxembourg) with a paid-up capital of 6 percent. The shares created under GCI-VI were allocated to regional and non-regional members in such proportions that when fully subscribed, the regional members would hold 60 percent of the total voting power and the non-regional members would hold 40 percent of the total voting power. Pursuant to due authorisation by resolutions of the Board of Governors, the temporary callable shares of Canada and Korea were cancelled in 2011 and 2012, respectively.

In 2019, the Board of Governors adopted and authorised the creation of non-voting temporary callable capital of 115,700 shares as part of the interim measures pending the conclusion of the Seventh General Capital Increase (GCI-VII). Canada subscribed for 79,000 shares and Sweden for 35,700 shares in July 2019 and December 2019 respectively. In line with the terms of their subscriptions, both member countries returned the non-voting temporary callable shares to the Bank following the effectiveness of their subscriptions to GCI-VII on 10 December 2020 for Sweden, and 18 February 2021 for Canada.

On 31 October 2019, the Board of Governors approved GCI-VII, representing a 125 percent increase of the capital resources of the Bank. Consequently, GCI-VII increased the authorized capital stock of the Bank from UA 69,472 million1 to UA 153,191 million with the creation of 8,371,881 new shares. The new shares are allocated to the regional and non-regional members in such proportions that, when fully subscribed, the regional members would hold 60 percent of the total voting power of the Bank, whilst the non-regional members would hold 40 percent of the total voting power. The new capital stock of the Bank is divided into paid-up and callable shares in the proportion of 6 percent and 94 percent respectively.

The paid-up portion of the GCI-VII subscription is payable in twelve annual instalments for member countries eligible to receive financing from ADF and eight annual instalments for member countries not eligible to receive financing from ADF. A member country’s payment of the first instalment triggers its subscription, and the entire callable shares are issued. Shares representing the paid-up portion of the subscription are issued only as and when the Bank receives the actual payments for such shares.

At the Seventh Extraordinary General Meeting held on 5 March 2021, the Board of Governors adopted and authorized the creation of 2,860,447 temporary callable capital shares increasing the Bank’s authorised capital from UA 153,191,360,000 to UA 181,795,830,000. The new shares created which are in the form of callable shares, will expire on 31 December 2023, or such earlier date as the Bank may determine. All Instruments of Subscription are qualified and effective only in the case of a single event leading to a reduction in the stock of the Bank’s AAA-rated

1 The amount of UA 69,472,550,000 includes: (i) the special capital increase of UA 1,340,500,000, authorized under Resolution B/BG/2019/04 to allow the Republic of Ireland to subscribe to UA 536,200,000. The remainder of UA 804,300,000 were to be subscribed by RMCs to maintain the 60 percent - 40 percent ratio between RMCs and non-RMCs; (ii) the temporary increase in non-voting callable capital of UA 800,000,000 allocated to the Government of Canada under Resolution B/BG/2019/09 ; and (iii) the temporary increase in non-voting callable capital of UA 357,000,000 allocated to the Kingdom of Sweden pursuant to Resolution B/BG/EXTRA/2019/01.

8

callable capital by at least 30 percent that would have the effect of reducing the coverage of the Bank’s net debt by AAA-rated callable capital below 100 percent (the “Qualifying Event”). Upon the occurrence of the Qualifying Event, members who have subscribed to the temporary callable capital stock will acquire certain voting rights. Each share will have a par value of UA 10,000, as set forth in the Resolution.

At the same Seventh Extraordinary Meeting held on 5 March 2021, the Board of Governors approved the requests to cancel the non-voting temporary callable shares of the Kingdom of Sweden and Canada mentioned above. In addition to the cancellation process, the Board of Governors approved a commensurate reduction in the authorised capital stock of the Bank by 115,700 shares in conformity with Article 29(2)(a) of the Agreement establishing the Bank. The authorised capital of the Bank was thus reduced by UA 1,157,000,000, bringing it down to its current level of UA 180,638,830,000.

Subscribed Capital

Member countries subscribe to the capital of the Bank by depositing an instrument of subscription. The subscription is deemed effective when the member country pays the first instalment of the paid-up capital. The shares representing the paid-up portion are issued when the Bank receives the actual payments for such shares, while the entire callable shares are issued upon the payment of the first instalment of the paid-up capital.

As at 31 December 2022, the total subscribed capital of the Bank amounted to UA 148,768.18 million of which, an amount of UA 9,974.54 million (7 percent) was paid-up capital and UA 138,793.64 million (93 percent) was callable capital.

The Bank Agreement provides that shares of capital stock are to be issued at par value (UA 10,000 per share), unless the Board of Governors decides by a majority vote to issue them on other terms. The liability of the members is limited to the unpaid portion of the issue price of the shares. Shares are transferable only to the Bank.

Callable Capital

As at 31 December 2022, the Bank’s total callable capital was UA 138,793.64 million. Of this amount, UA 56,751.21 million represented the callable capital of the Bank’s non-regional member countries. The callable capital of the 21 Bank members, who are also members of the DAC of the OECD, was UA 53,419.64 million.

Callable capital is that portion of the subscribed capital stock subject to call only as and when required by the Bank to meet its obligations on borrowings of funds for inclusion in its ordinary capital resources or guarantees chargeable to such resources. In the event of a call, payment must be made by the member countries concerned in gold, convertible currency or in the currency required to discharge the obligation of the Bank for which the call was made.

Calls on the callable capital are required to be uniform in percentage on all shares of capital stock, but obligations of the members to make payment upon such calls are independent of each other. The failure of one or more members to make payments on any such call would not excuse any other member from its obligation to make payment. Further calls can be made on non-defaulting members, if necessary, to meet the Bank’s obligations. However, no member could be required to pay more than the unpaid balance of its ordinary capital subscription. No call has ever been made on the callable capital of the Bank.

Paid-up Capital

As at 31 December 2022, the total paid-up capital stock of the Bank amounted to UA 9,974.54 million.

The Board of Governors determines the modes of payment for paid-up capital stock as well as the period over which payment is to be made. Prior to May 1981, all payments in respect of the paid-up capital were required to be made in convertible currencies. However, with respect to subscriptions under the capital increases authorised in May 1979 (but effective December 1982) and in May 1981, regional members had the following two options for making their payments: (i) five equal annual instalments, of which at least 50 percent is payable in convertible currency and the remainder in local currency; or (ii) five equal annual instalments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non-interest bearing notes. Such notes were payable solely in convertible currency in ten equal annual instalments, commencing on the fifth anniversary of the first subscription payment date. Non-regional members were required to make their payments solely in convertible currencies.

9

For GCI-IV, regional members were required to make payment for their subscriptions as follows: (i) 50 percent in five equal annual instalments in cash in freely convertible currencies; and (ii) 50 percent by the deposit of five non-negotiable, non-interest-bearing notes of equal value denominated in UA and payable between the sixth and tenth year of subscription in convertible currencies according to a specific schedule. For non-regional members, payments were to be made in five equal annual instalments in their national currencies, if such currencies were freely convertible, or in notes denominated in convertible currencies and payable on demand.

For GCI-V, the paid-up portion of the shares was payable in eight equal and consecutive annual instalments, in convertible currencies.

For GCI-VI, the paid-up portion of the shares was payable in twelve equal and consecutive annual instalments for those members eligible to receive financing exclusively from the ADF, and in eight equal and consecutive annual instalments by all other members. Payments were only made in convertible currencies. Shares representing the paid-up portion of subscriptions were only issued when the Bank received actual payments for such shares.

For GCI-VII, the paid-up portion of the subscription is payable in eight equal annual instalments for member countries not eligible to borrow from the ADF, and in twelve equal annual instalments for member countries eligible to borrow from the ADF. Some member countries have elected to pay their subscription in fewer instalments, opting for the advance payment scheme, and have received a commensurate discount on their GCI-VII subscription.

The paid-in capital is the portion of the paid-up capital that has actually been received. As at 31 December 2022, the total paid-in capital of the Bank was UA 6,366.24 million made up of: (1) UA 6,251.07 million paid in convertible currencies; and (2) UA 115.17 million paid in local currencies.

For a more complete description of subscriptions to capital stock, including amounts due but unpaid, and voting power of members, see Note K to the financial statements.

Cumulative Exchange Adjustment on Subscriptions

As at 31 December 2022, the Cumulative Exchange Adjustment on Subscriptions (‘‘CEAS’’) representing the translation difference on subscriptions was a negative UA 154.17 million. It should be noted that prior to GCI-IV, payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Furthermore, payments by regional and non-regional members in US dollars were fixed at an exchange rate of 1 UA= US$ 1.20635 (GCI-IV and GCI-V), and, at a fixed exchange rate of 1 UA = 1.30777 for Euro. Fixed exchange rates were also offered for the Special Drawing Right (SDR) basket currency under GCI-VI and GCI-VII. As a result, losses and gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the CEAS account.

10

Non-Borrowing Members

The following table sets forth the callable portion of the capital subscription and the total capital subscription of non-borrowing members as at 31 December 2022(1).

(Expressed in UA million)

Country	Callable capital	Total capital issued
Argentina	111.52	11.870
Austria*	607.66	63.714
Belgium*	873.75	93.548
Brazil	200.94	21.791
Canada*	5,240.24	560.435
China	1,755.92	183.834
Denmark*	1,594.72	166.589
Finland*	665.24	69.457
France*	5,111.09	533.648
Germany*	5,674.32	594.957
India	391.86	41.026
Ireland*	1,125.67	114.769
Italy*	3,302.85	346.306
Japan*	7,474.34	783.637
Korea*	655.31	68.381
Kuwait	607.66	63.445
Luxembourg*	283.95	29.455
Netherlands*	1,202.32	125.993
Norway*	1,604.12	168.169
Portugal*	327.30	34.181
Saudi Arabia	263.67	27.646
Spain*	1,443.10	153.250
Sweden*	2,139.11	224.266
Switzerland*	1,995.78	208.635
Türkiye*	543.26	56.242
United Kingdom*	2,538.27	269.123
United States of America*	9,017.24	941.526
Total	56,751.21	5,955.893
(1)	See Note K to the financial statements included herein for a more complete description of the capital subscriptions of all members of the Bank as at 31 December 2022. As a 31 December 2022, the 27 members listed above held 41.22 percent of the total voting powers of the Bank.

* Member of the DAC of the OECD.

Maintenance of Currency Values

Pursuant to the Bank Agreement, each member is required to pay to the Bank any additional amount of its national currency necessary to maintain the value of all such national currency paid to the Bank on account of its subscription whenever the par value of the member’s currency in terms of the UA or its foreign exchange value has, in the opinion of the Bank, depreciated to a significant extent. In the event of an increase in such par value or such foreign exchange value, the Bank is required, pursuant to the Bank Agreement, to pay to the member an amount of its currency necessary to adjust in a similar way the value of all such national currency held by the Bank on account of its subscription.

It was decided in 1979 by the Board of Governors that the application of the maintenance of value would be suspended until such time as the Board of Directors determines that the SDR is being definitively applied as the unit of value applicable to members’ subscriptions in the International Bank for Reconstruction and Development (the “World Bank”) for purposes of the maintenance of value provisions of its Articles of Agreement. In October 1986, the World Bank decided that the capital stock of the World Bank would be valued in terms of the SDR, at the rate at which the SDR was valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on 1 July 1974. This value was 1 SDR=$1.20635.

11

Voting Rights

Each member country has 625 votes and, in addition, one vote for each share of the capital stock of the Bank held by that member. In effect, a member country is allowed to exercise: (1) the votes attributed to the portion of the paid-up shares which have been issued to such member; and (2) the votes attributable to the entire callable capital portion of the stock subscribed when the subscription of such member is deemed effective.

In the event of any delay or default in payment of the paid-up capital, the member's right to vote the corresponding callable shares will be suspended until the payment is received by the Bank.

Reserves

Reserves consist of retained earnings, fair value gains/losses on investments designated at fair value through other comprehensive income, gains/losses on borrowings at fair value arising from “own credit”, and remeasurements of defined benefit liability. Retained earnings include the net income for the year, after taking into account distributions approved by the Board of Governors, and net charges recognized directly in equity. Net Income before distributions approved by the Board of Governors for the year ended 31 December 2022 amounted to UA 239.28 million, compared to UA 96.55 in 2021, representing an increase of 147.83 percent on a year-on-year basis.

12

SUMMARY STATEMENT OF INCOME AND EXPENSES

The following summary of income and expenses relating to the ordinary capital resources of the Bank for the years ended 31 December 2022, 2021, 2020 and 2019, has been derived from the audited financial statements of the Bank for the respective years. This summary should be read in conjunction with the audited financial statements and related notes for the respective years.

(Expressed in UA million)
Years ended 31 December	2022	2021	2020	2019
OPERATIONAL INCOME & EXPENSES
Income from:
Loans	521.57	348.24	460.62	650.20
Treasury Investments and related derivatives	218.16	129.34	181.45	263.20
Equity investments (Dividends)	14.19	23.86	15.24	7.10
Other debt securities	6.89	5.53	2.90	-
Total income from loans and investments	760.80	506.97	660.21	920.50

Borrowing expenses
Interest and amortised issuance costs	(418.13)	(393.78)	(501.12)	(524.06)
Net interest on borrowing-related derivatives	64.14	322.73	248.18	47.95
Unrealised gain/(loss) on fair-valued borrowings and related derivatives	88.90	(111.21)	63.17	(7.15)

Provision for impairment on loan principal and charges receivables	(97.02)	(24.97)	(59.86)	(112.88)
Impairment write-back/(charges)on equity accounted investments	1.53	(0.26)	(1.71)	0.40
Impairment write-back/(charges) on treasury investments	0.03	(0.07)	(0.04)	0.02
Impairment write-back/(charges) on financial guarantee	0.87	(0.16)	0.26	(0.85)
Translation gains/(losses)	66.457	(1.48)	(23.18)	8.13
Other income/	13.99	13.43	8.60	9.50
Net operational income	481.57	311.21	394.52	341.56

OTHER EXPENSES
Total Bank Group administrative expenses (*)	453.88	393.36	389.18	414.34
Share of expenses allocated to ADF and NTF	(246.72)	(218.82)	(230.77)	(235.00)
Net administrative expenses	207.16	174.55	158.41	179.34
Depreciation - Property, equipment and intangible assets	29.09	32.75	33.16	27.62
Sundry expenses	6.04	7.36	4.55	8.43
Total other expenses	242.30	214.66	196.12	215.39
Net Income before distributions approved by the Board of Governors	239.28	96.55	198.40	126.17
Distribution approved by the Board of Governors	(64.00)	(55.00)	(59.00)	(74.00)
NET INCOME FOR THE YEAR	175.28	41.55	139.40	52.17

(*) The Bank Group is composed of three entities: the African Development Bank, the African Development Fund and the Nigeria Trust Fund

13

OPERATIONS OF THE BANK

Lending Operations

The Bank is authorised under the Bank Agreement to make, participate in or guarantee loans to governments of its regional member countries, their agencies and political subdivisions, and to public and private enterprises operating within such countries, as well as to international or regional entities concerned with economic development in the region. It is the general policy of the Bank that all loans be made to or guaranteed by national governments, central banks or other governmental entities engaging the full faith and credit of such governments. The Bank, however, has adopted a strategy and policies for the promotion of the private sector in RMCs under which loans, equity and equity-linked products, such as subordinated loans, may be granted to eligible private sector entities without a government guarantee. Such loans are generally secured by collateral.

Under the Bank Agreement, the total amount outstanding in respect of the ordinary operations of the Bank (comprised of approved loans less cancellations and repayments, plus equity participations) may not at any time exceed the total amount of its unimpaired subscribed capital, reserves and surplus included in its ordinary capital resources. As at 31 December 2022, such total outstanding amount was UA 31,723.55 million, 4.2 percent higher than in 2021.

In evaluating projects, the Bank considers a wide variety of factors, including the economic, technical and financial feasibility of the project, the effect on the general development activity of the country concerned, the contribution to the removal of impediments to economic development, the capacity of the borrowing country to service additional external debt, and the effect on the balance of payments. Other factors include the effect of new technologies on productivity, and the effect of the project on employment opportunities and the environment. In addition, the Bank considers the ability of the borrower to obtain financing elsewhere on terms and conditions that the Bank considers reasonable. One of the principal functions of the Bank is to direct resources to projects that form part of a national or regional development programme, and which benefit two or more regional member countries, particularly projects designed to stimulate intra-African trade and economic development.

It is the policy of the Board of Directors to consider loans and other financial products only on the basis of written reports prepared by staff of the Bank. These reports set forth detailed information regarding the technical feasibility and economic merits of the project to be financed and relevant financial and legal matters, as well as the economic situation of the country in which the project is located. The process of identifying and appraising a project and of approving and disbursing a project loan often extends over several years. The average time to prepare a project from the project concept note stage to Board of Directors’ approval ranges from approximately six to twelve months depending on the complexity of the project. The appraisal of projects is carried out by the Bank’s staff, in some cases with the help of external consultants. Loans do not become effective until certain legal requirements are fulfilled by the borrower. The Bank generally requires that borrowers seek competitive bids from potential suppliers, that engineering plans and specifications are drawn up independently of suppliers or manufacturers and, if appropriate, that independent consultants be retained by borrowers. The Bank supervises the disbursements of its loans to ensure that the proceeds are applied only for project expenditures as incurred and are used by the borrower only for the procurement of goods and services required for the project being financed. In order to monitor the effective implementation of projects being financed, the Bank maintains a continuous relationship with the borrower after a loan is made.

The Bank’s policy of loan administration and project supervision involves field missions, where necessary, and the submission of progress reports on a regular basis. Subsequent to physical completion, the project is evaluated to determine the extent to which productivity and other goals, such as envisaged contribution towards economic growth and development outcomes, were met. Since loan disbursements are made against project expenditures, the disbursement period frequently extends over five to seven years.

Loans are disbursed in four ways: (1) by reimbursement to borrowers, (2) by direct payment to suppliers for expenses incurred in connection with approved projects, (3) by advances to borrowers of up to 10 percent of a given loan commitment to be accounted for by the borrower, or (4) by the issuance of irrevocable commitments to commercial banks backing their letters of credit to suppliers for shipment of specified goods to borrowers.

Since 1987, the Bank’s lending operations have included non-project lending in the form of sector investment and rehabilitation and structural adjustment lending. The Bank’s participation in such non-project lending has generally been in conjunction with other development organisations, including the World Bank.

14

In 2016, the Bank launched the Industrialization Strategy for Africa 2016–2025 to succeed the Private Sector Development Strategy approved in 2013 for the period 2013-2017. Led by the Private Sector, Infrastructure and Industrialization Complex, the strategy aims to increase the capacity of African firms to compete with imported products in local markets; boost regional trade; support development and expansion of small and medium enterprises and industry clusters. The strategy will pursue six flagship programmes aimed at fostering industrial policies, catalyzing funding in infrastructure and promoting private sector development. They include programmes to catalyze funding in infrastructure and industry projects; expand liquid and effective capital markets; promote and drive enterprise development; promote strategic partnerships; develop efficient industry clusters; and foster successful industrial policies.

Total Bank approvals for non-sovereign operations in 2022 amounted to UA 1,396.9 million – a increase of 154.3 percent from the UA 549.3 million non-sovereign operations approved in 2021. The 2022 approvals comprised loans and grants, equity participation and guarantees amounting to UA 3,718.81 million in total.

Following the approval by the Board of Directors on 13 May 2014 of a proposal to allow eligible ADF-only countries access to the Bank’s sovereign window, several low-income African countries can now secure non-concessionary resources from the Bank for financing viable projects. The new approach allows the Bank to respond proactively to the improved economic conditions in RMCs over the past decade and underscores the African Development Bank Group (the “Bank Group”)’s recognition of the strong economic progress of African countries during the last decade, and its mandate to help to sustain inclusive growth in countries.

Detailed information on loans approved by the Bank as at 31 December 2022 (excluding fully repaid loans and cancelled loans) are set forth in Note C and Note G to the financial statements included herein.

Approvals and Disbursements

In 2022, the Bank’s loan disbursements (excluding equity participation) amounted to UA 2,441.38 million. Total loan approvals (excluding special funds and equity participations) by the Bank amounted to UA 3,714.38 million in 2022, a 51.98 percent increase compared to 2021 approvals of UA 2,444.00 million.

Currency composition of loans

The following table sets forth the Bank’s outstanding loans by currency as at 31 December 2022 and 2021:

Gross Outstanding Loans by Currency

(Amounts expressed in UA million)

	2022		2021
	Amount	%	Amount	%
Euro	10,504.16	49.02	9,917.89	48.00
Japanese Yen	13.37	0.06	43.49	0.21
Pound Sterling	0.17	-	0.53	-
South African Rand	1,881.38	8.78	1,967.51	9.52
US Dollar	9,019.09	42.09	8,722.69	42.22
Others	9.42	0.04	9.85	0.05
Total	21,427.59	100.00	20,661.96	100.00
15

Overdue and Non-Performing Loans

At each reporting date, the Bank assesses whether there has been a significant increase in credit risk for exposures since initial recognition by comparing the risk of a default occurring over the remaining expected life from the reporting date and the date of initial recognition.

In line with expected credit loss (ECL) principles, Non-Performing Loans are categorized as credit impaired when events that have a detrimental impact on the estimated future cash flows of that financial instrument have occurred after its initial recognition. For impairment purposes, the Bank recognizes lifetime ECL for all non-performing financial assets, as a specific provision. Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. A default occurs when either or both of the following happens:

-	The Bank determines that the obligor is unlikely to pay its credit obligations in full, without recourse by the Bank to actions such as realizing security; or
-	The obligor is past due by more than 180 days for sovereign loans and more than 90 days for non-sovereign loans.

Interest revenue is calculated by applying the effective interest rate to the amortized cost (net of the applicable impairment loss provision) for non-performing financial assets. For performing assets, interest revenue is recognized on the gross carrying amount.

A financial asset is no longer considered as impaired when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectible in accordance with the original contractual terms or revised market terms of the financial instrument with all criteria for the impaired classification having been remedied.

The Bank has never written off any of its sovereign guaranteed outstanding loans. In line with the status of the Bank and its relationship with its borrowers and guarantors, the Bank expects that each of these loans will ultimately be repaid and, accordingly, has no expectation of writing off outstanding loans in the future. The Bank maintains a continuous dialogue with its borrowers as part of its efforts to ensure prompt payment on all its loans

Loan Terms

Loans are stated at their principal amounts outstanding less any allowance for impairment. Except for private sector development loans, all of the Bank’s loans are made to, or guaranteed by, regional member countries. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of 25 years, including a grace period not exceeding 8 years, which is typically the period of project implementation.

The following table sets forth the maturity structure of disbursed and gross outstanding loans as at 31 December 2022 and 2021:

Maturity Structure of Gross Loans as at 31 December 2022 and 2021

(Amounts expressed in UA million)

Periods	2022	2021
One year or less	2,065.53	2,098.69
More than one year but less than two years	1,727.22	1,670.11
More than two years but less than three years	1,869.12	1,693.84
More than three years but less than four years	1,783.18	1,734.64
More than four years but less than five years	1,717.34	1,683.61
More than five years	12,265.20	11,781.07
Total	21,427.59	20,661.96

16

Borrowing Policies

The Board of Directors has authorised the issuance of two classes of debt, senior debt and subordinated debt. All debt of the Bank is senior debt unless by its terms it is expressly subordinated in right of payment to other debt of the Bank. Both classes rank pari passu except in the event of a call by the Bank on its callable capital, whereupon the holders of the subordinated debt of the Bank will be subordinated in right of payment to holders of senior debt.

The Bank’s policy limits its debt to usable capital ratio to 100 percent. The Bank has also adopted the working principle that, within the limitations set forth, the actual amount of its senior debt outstanding at any time should be a function of its objective of obtaining and maintaining a rating on its securities at the highest levels from recognised rating agencies. As at 31 December 2022, the amount of total outstanding borrowings of UA 24,254.21 million (both senior and subordinated debt) represented 40.3 percent of the usable capital and 17.5 percent of the total callable capital of UA 138,793.64 million of all members of the Bank.

In December 2001, the Bank established the unlimited Global Debt Issuance Facility (GDIF) to replace its Euro-Medium Term Note Programme and US Medium Term Note Programme with respect to its future borrowings. The Bank also has a Euro Commercial Paper (ECP) programme and a USD Commercial Paper (USCP) programme of EUR 2 billion (for the ECP and USCP jointly). The GDIF and the ECP and USCP programmes maximise the Bank’s financing flexibility and enable its continuous issuance of notes in the Euro, the US and other domestic markets.

The Bank has entered into arrangements whereby, in the event of a call on its callable capital, it would request its member countries to make payment in response to such a call into a special account established by the Bank with the Federal Reserve Bank of New York, or its successor duly designated for the purpose. The terms of such account provide that the proceeds of a call must first be applied in payment of, or in provision for full settlement of all outstanding obligations of the Bank incurred in connection with the issuance of senior debt before any other payment shall be made with such proceeds.

The weighted average life of the Bank’s outstanding borrowings as at 31 December 2022, 2021, 2020 and 2019 was 4.17, 4.05, 3.84 and 4.01 years respectively.

As at 31 December 2022, the Bank’s outstanding borrowings were denominated in twenty-three currencies or currency units.

The table below sets forth the maturity structure of the Bank’s outstanding borrowings as at 31 December 2022 and 2021:

(Amounts expressed in UA million) - 2022	Outstanding Borrowings
Periods	At Fair Value	At Amortized Cost	Total
One year or less	5,510.66	186.11	5,696.77
More than one year but less than two years	2,750.72	7.70	2,758.42
More than two years but less than three years	2,043.55	0.00	2,043.55
More than three years but less than four years	5,372.17	0.09	5,372.26
More than four years but less than five years	3,576.77	0.19	3,576.96
More than five years	4,752.48	55.32	4,807.80
Sub total	24,006.35	249.41	24,255.76
Net unamortized premium and discount	0.00	(1.56)	(1.56)
Total	24,006.35	247.85	24,254.20

(Amounts expressed in UA million) - 2021	Outstanding Borrowings
Periods	At Fair Value	At Amortized Cost	Total
One year or less	5,439.09	95.55	5,534.64
More than one year but less than two years	4,984.49	157.18	5,141.67
More than two years but less than three years	2,193.45	0.15	2,193.60
More than three years but less than four years	809.06	0.00	809.06
More than four years but less than five years	5,812.99	0.11	5,813.10
More than five years	5,562.25	63.54	5,625.79
Sub total	24,801.33	316.53	25,117.86
Net unamortized premium and discount	-	(2.16)	(2.16)
Total	24,801.33	314.37	25,115.70

17

The following table sets forth for the periods indicated the average interest rates on the Bank’s loans, the return on its average earning assets, the average cost of its funded debt and other funds available and its interest coverage ratio:

Selected Financial Ratios

	2022	2021	2020	2019
Weighted average interest rate on disbursed and outstanding loans for the year (1)	2.48%	1.66%	2.21%	3.29%
Weighted average cost of:
Outstanding borrowings (2)	1.50%	0.30%	1.08%	2.02%
Interest coverage ratio (3)	1.68x	2.36x	1.78x	1.27x
Bank’s target interest coverage ratio	1.25x	1.25x	1.25x	1.25x

(1)       Interest accrues only on disbursed and outstanding loan amounts.

(2)        The weighted average cost on borrowings excludes the MTM impact

(3)       Net income before distribution plus interest expense, divided by interest expense.

Asset and Liability Management

The Bank’s Asset and Liability Management (“ALM”) activities include all debt funding transactions, investment of liquid resources, managing the currency exposure and operational aspects of the Bank’s lending and equity investment operations.

The principal objective of the Bank’s ALM operations is to ensure that the Bank is able to provide flexible lending and investment products that meet client needs, while simultaneously reducing exposure to non-core risks such as market risk (interest rate, foreign exchange and liquidity risk), counterparty credit risk and operational risk in line with the Bank’s over-arching risk management philosophy.

Liquid Assets and Liquidity Policy

The Bank’s principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for a rolling 1-year horizon without additional financing from the capital markets.

In order to minimize liquidity risk, the Bank maintains a prudential minimum level of liquidity (PML) based on the projected net cash requirement for a rolling 1-year period. The PML is updated quarterly and computed as the sum of four components: (1) 1-year debt service requirements; (2) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero; (3) loan equivalent value of signed guarantees; and (4) undisbursed equity investments.

Generally, liquid assets of the Bank are invested in marketable securities issued or guaranteed by the member countries or public entities thereof, supranational, corporate and financial institution obligations, and time deposits. The Bank also has limited exposure to asset and mortgage-backed securities. All marketable securities are valued at market value with the exception of certain investments in debt securities intended to be held to maturity which are carried at amortised cost using the effective interest method.

The Bank’s cash and treasury investments (net of repurchase agreements) as at 31 December 2022 totalled UA 14,543.36 million, compared to UA 13,097.04 million at the end of 2021. Investment income for 2022 amounted to UA 218.16 million or a return of 1.58 percent on an average liquidity level of UA 13.82 billion, compared to an income of UA 129.34 million, or a return of 1.07 percent, on an average liquidity level of UA 12.13 billion in 2021. The increase was primarily due to higher interest rates, which positively impacted income on the USD treasury investment portfolio.

The Bank’s liquid assets are tranched into three portfolios, namely operational portfolio, prudential portfolio,

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and equity-backed portfolio, each with a different benchmark that reflects the cash flow and risk profile of its assets and funding sources. These benchmarks are one-month London Interbank Bid Rate (LIBID) for the operational portfolio, and 6-month London Interbank Offered Rate (LIBOR), resetting on February 1 and August 1 for the prudential portfolio. The operational and prudential portfolios are held for trading. The equity-backed portfolio is managed against a repricing profile benchmark with 10 percent of the Bank’s net assets repricing uniformly over a period of 10 years and is held at amortized cost.

Bank Rating

The Bank monitors and manages its key financial strength metrics in a stringent manner and is rated by four major rating agencies. For 2022, the rating agencies, Standard & Poor’s, Moody’s, Fitch Ratings, and the Japan Credit Rating Agency have reaffirmed their AAA and AA+ rating of the Bank’s senior and subordinated debts respectively, with a stable outlook. Their ratings reflect and confirm the Bank’s strong liquidity and capital position, strong membership support, preferred creditor status, sound capital adequacy and prudent financial management and policies.

Equity Participations

The Bank may invest in equities either directly or indirectly, through appropriate funds and other investment vehicles. The Bank’s objective in such equity investments is to promote the economic development of its regional member countries and in particular the development of their private sectors. The Bank’s equity participation is also intended to promote the efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Unless otherwise approved by the Board of Directors, the Bank’s equity participation shall not exceed 25 percent of the equity capital of the entity in which it invests. The Bank therefore does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through board representation. In accordance with the Board of Governors’ Resolution B/BG/2009/10 of 13 May 2009, total equity investment by the Bank shall not at any time exceed 15 percent of the aggregate amount of the Bank’s paid-in capital and reserves and surplus (risk capital) included in its ordinary capital resources. The Bank’s equity participations at the end of 2022 amounted to UA 1,043.84 million.

The Bank has equity participations in, among others, various regional and sub-regional development banks and other public and private sector financial institutions such as the African Export-Import Bank, Shelter-Afrique, Eastern and Southern African Trade and Development Bank, and commercial banks as well as in several regional private equity funds.

Under IFRS 9 equity investments must be measured at fair value. However, where the equity investment is not held for trading, an entity has the option to report subsequent fair value changes in other comprehensive income, and the accumulated fair value changes in equity cannot be transferred to the income statement whenever the equity investment is subsequently derecognized. As the Bank’s equity investments are currently held for strategic purposes of enhancing development in regional member countries rather than for trading, the Bank elected to designate all its equity investments as at fair value through other comprehensive income.

The underlying assets of entities in which the Bank has equity investments are periodically fair valued by fund managers or independent valuation experts using market practices. The fair value of investments in listed enterprises is based on the latest available quoted bid prices. The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows. The fair value of the Bank’s equity participations is measured as the Bank’s percentage ownership of the net asset value of the investee funds.

Special and trust funds

In addition to its ordinary resources, the Bank administers various special and trust funds for purposes which are consistent with the Bank’s objective of promoting the economic development and social progress of its regional member countries. The resources of special and trust funds are required to be held, used, committed, invested or otherwise disposed of entirely separately from the ordinary capital resources of the Bank. The administration of each of these funds is subject to the Bank Agreement and financial regulations, specific rules and regulations, and applicable policies of the Bank. The Bank typically receives an administrative fee for managing these funds.

The Bank also manages the ADF and the NTF, both of which supplement the activities of the Bank. In addition,

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the Bank has been entrusted with the administration of grant funds on behalf of donors, including member countries, agencies and other entities. Grant resources are restricted for specific uses which include the co-financing of Bank lending projects, and technical assistance for borrowers including feasibility studies, project preparation and capacity building. Details of these funds are disclosed in Notes T-4 and T-5 to the financial statements included herein.

African Development Fund

The ADF was established in 1972 pursuant to an agreement between the Bank and 15 non-regional members (the “ADF Agreement”) to provide loans on concessionary terms to the RMCs. The ADF and all of its resources are separate and entirely independent from those of the Bank. The Bank assumes no liability for any of the obligations of the ADF.

The ADF Agreement designates a Board of Governors (the “ADF Board of Governors”) as the ADF’s highest policy making organ. The ADF Board of Governors meets at least once annually. The ADF Board of Directors, which includes seven non-regional members nominated by their constituencies and seven executive directors representing the ADB, is responsible for overseeing the general operations of the ADF.

The ADF uses the UA as the measure of the subscription of its participants and of its loans and for statistical and financial reporting purposes. Following amendment of the ADF Agreement, the UA of the ADF has been aligned with the UA of the Bank with effect from 1 January 1993.

The purpose of the ADF is to assist the Bank in making an effective contribution to the economic progress and social development of the regional member countries and to promote cooperation among them. The operations of the ADF supplement those of the Bank. In contrast to the lending policy of the Bank, the ADF provides long-term financing for projects on concessionary terms. The ADF’s loan financing is directed primarily at those RMCs which are in the greatest need of such financing.

The resources of the ADF primarily consist of subscriptions by the Bank, subscriptions and contributions by ADF State Participants, as well as other resources received by the ADF.

ADF has continued to receive additional resources mostly from its State Participants in the form of periodic general replenishments, typically conducted every three years. The two most recent are the Fifteenth Replenishment of the ADF (“ADF-15”) and the Sixteenth Replenishment of the ADF (“ADF-16”). ADF-15 became effective on 30 June 2020, following its adoption by the ADF Board of Governors on 14 May 2020. State Participants agreed on an ADF-15 resource level of UA 5,620.28 million covering the operational period of 2020-2022 and comprised of: (i) Donor subscriptions of UA 3,552.51 million; (ii) Concessional Donor Loans of UA 710.76 million (including the grant element of concessional donor loans); and (iii) Advanced Commitment Capacity of UA 1,357 million. Three Regional Member Countries – Angola, Egypt, and South Africa – also pledged and subscribed to ADF-15. As of 31 December 2022, a total of UA 3,719.73 million (including the grant element of CDLs) in instruments of subscription (IoS) had been received from ADF-15 subscriptions.

ADF-16 became effective on 8 June 2023, following its adoption by the ADF Board of Governors on 2 April 2023. State Participants agreed on an ADF-16 resource level of UA 6,208.7 million (subsequently revised to UA 6,192.05 million in 2023), covering the operational period of 2023-2025 and comprised of: (i) Donor subscriptions of UA 3,746.95 million; (ii) Concessional Donor Loans of UA 427.40 million (including the grant element of concessional donor loans); and (iii) Advanced Commitment Capacity of UA 2,017.70 million. Six Regional Member Countries – Algeria, Angola, Democratic Republic of Congo, Egypt, Morocco and South Africa – also pledged and subscribed to ADF-16.

The cumulative subscriptions to the ADF amounted to UA 33,965.94 million as at 31 December 2022. ADF approvals stood at UA 1,817.81 million, representing an increase of 43.9 percent against 2021.

Loans and grants disbursed under ADF decreased by 38.97 percent to stand at UA 0.83 billion in 2022 from UA 1.39 billion in 2021. As at 31 December 2022, cumulative disbursements on loans and grants amounted to UA 31.22 billion compared to UA 30.39 billion at the end of 2021. A total of 2,579 loans and grants were fully disbursed for an amount of UA 25.82 billion, representing 82.70 percent of cumulative disbursements.

Loans are generally granted under conditions that allow for repayment up to 40 years after a 10-year grace period commencing from the date of the loan agreement. Loan principal is generally repayable from years 11 through 20 at a rate of 2 percent per annum and from years 21 through 40 at a rate of 4 percent per annum. A service charge at a rate of 0.75 percent per annum on the principal amount disbursed and outstanding is payable by the borrower semi-annually.

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Loans approved after June 1996 carry a 0.5 percent per annum commitment charge on the undisbursed portion. Such commitment charge commences to accrue after 120 days from the date of signature of the loan agreement. With effect from the Twelfth Replenishment of the ADF, loans to blend, gap and graduating countries carry differentiated financing terms of thirty (30) years’ maturity, including a grace period of 5 years and interest rate of 1 percent, in addition to the existing standard 0.50 percent commitment fee and 0.75 percent service charge. Under the Thirteenth Replenishment of the ADF, further differentiated lending terms were adopted with a view to preserving the long-term financial sustainability and capacity of the ADF. The new lending terms require the acceleration of loan repayment by regular and advanced ADF-only countries, and also to blend, gap and graduating countries. They also grant financial incentives for voluntary loan repayment.

Nigeria Trust Fund

The Agreement Establishing the Nigeria Trust Fund Agreement (the “NTF Agreement”) was signed on 26 February 1976, between the Bank and the Federal Republic of Nigeria and became effective on 25 April 1976. Upon expiry of the original NTF Agreement on 25 April 2008, it was renewed for another period of ten years commencing from 25 April 2008. Following the approval of the Federal Government of Nigeria, the NTF Agreement has been extended for an additional period of 5 years starting from April 25, 2018. The purpose of the NTF is to assist in the economic development of the most needy RMCs by providing funds on terms intermediate between those of the Bank and those of the ADF. The resources of the NTF are managed by the Bank on behalf of the Government of Nigeria. The purpose of the NTF is to enable Nigeria to make an increasingly effective contribution to the economic development and social progress of Africa, especially of those member countries of the Bank which are relatively less developed. NTF loans currently bear an interest rate of between 2 and 4 percent, a repayment period of up to 25 years including a grace period of up to five years prior to the commencement of principal repayments and a commission of 0.75 percent payable on undisbursed balances. The resources of the NTF come from contributions from the Federal Republic of Nigeria and the net income of the NTF.

In April 2003, the ADB Board of Directors endorsed the Initiatives to Enhance the Development Effectiveness of the NTF. The enhancements subsequently approved by the Board of Governors include: (i) participation in the Heavily Indebted Poor Countries (“HIPC”) debt relief initiative by contributing 10 percent of the annual net income of the NTF to the HIPC Trust Fund; (ii) an adjustment of the interest rate for NTF loans from 4 percent to a range of 2 to 4 percent to increase the concessionality of such loans; (iii) the execution of a Technical Cooperation Agreement with the Bank Group for the purposes of providing resources for the financing of technical and institutional support programmes for the benefit of RMCs; and (iv) the introduction of greater flexibility in the investment of the resources of the NTF, pending their use in financing projects.

As at 31 December 2022, the NTF had total assets of UA 190.32 million.

Litigation

The Bank is not a party to any material litigation.

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ADMINISTRATION OF THE BANK

Board of Governors

All the powers of the Bank are vested in the Board of Governors, which consists of a Governor and an Alternate Governor appointed by each member of the Bank, who exercises the voting power to which that member country is entitled. Each Governor and Alternate Governor serves for a term of five years, subject to termination of appointment or to reappointment at any time at the discretion of the appointing member country.

The Board of Governors may delegate to the Board of Directors all its powers except certain specified powers, such as the power to increase or decrease the authorised capital and to approve, after reviewing the report of the auditors, the balance sheet and statement of income and expenses of the Bank.

The Board of Governors holds an annual meeting and such other meetings as may be provided for the Board of Governors or called by the Board of Directors. Meetings of the Board of Governors are called by the Board of Directors whenever requested by five members of the Bank, or by members having one quarter of the total voting power.

Board of Directors

Without prejudice to the powers of the Board of Governors, the Board of Directors is responsible for the conduct of the general operations of the Bank, and, for this purpose, exercises all the powers delegated to it by the Board of Governors. Prior to 28 May 2010, the Board of Directors was composed of eighteen members twelve of whom are elected by the Governors representing RMCs, and six by the Governors representing non-regional member countries. On 28 May 2010, the Board of Governors increased the membership of the Board of Directors from eighteen to twenty. Thirteen members represent regional member countries and seven represent non-regional member countries.

Each Director appoints an Alternate Director who acts in his/her absence. Directors and their Alternates are required to be nationals of member countries. An Alternate Director may participate in meetings of the Board of Directors but may vote only when acting in place of the absent Director.

Directors are elected for a term of three years and may be re-elected provided that no Director shall serve for more than two three-year terms. Members of the Board of Directors as at 31 December 2022 are listed below.

Board of Directors – Countries Represented as at 31 December 2022

Executive Director	For
Brahim BOUZEBOUDJEN	Algeria
Alfredo Paulo MENDES (Alternate)	Guinea Bissau
Madagascar
Gerard Pascal BUSSIER	Mauritius
Shebo NALISHEBO (Alternate)	Zambia
Botswana
Malawi
Abdulhakim Mohamed ELMISURATI	Libya
Mohamed M. HAMMA KHATTAR (Alternate)	Mauritania
Somalia
Rufus N. DARKORTEY	Sierra Leone
Elsiddig Mohamed Elobaid RAHMA (Alternate)	Sudan
The Gambia,
Ghana
Liberia
Nomfundo Xenia NGWENYA	South Africa
Khotso MOLELEKI (Alternate)	Lesotho
Eswatini
Ahmed Mahmoud ZAYED	Egypt
Ali MOHAMED ALI (Alternate)	Djibouti
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Malika DHIF	Morocco
Yandja YENTCHABRE (Alternate)	Togo
Tunisia
Adama KONE	Côte d’Ivoire
Pascual NVO MANGUE (Alternate)	Equatorial Guinea
Guinea
Chantal Modeste NONAULT	Congo
Vacant (Alternate)	Burundi
Cameroon
Central African Republic
Congo
Democratic Republic of Congo
Desiré GUEDON	Gabon
Vacant (Alternate)	Benin
Burkina Faso
Cabo Verde
Chad
Comoros
Mali
Niger
Senegal
Joao Luis NGIMBI	Angola
Eugenio Maria PAULO (Alternate)	Mozambique
Namibia
Zimbabwe
Samson Oyebode OYETUNDE	Nigeria
Maria Das Neves CEITA BATISTA DE SOUSA (Alternate)	São Tome & Principe
Jonathan NZAYIKORERA	Rwanda
Maris WANYERA (Alternate)	Uganda
Eritrea
Ethiopia
Kenya
Seychelles
Tanzania
Stephane MOUSSET	France
Ana SOBRINO (Alternate)	Spain
Belgium
Oren Elaine WHYCHE-SHAW	United States of America
Jessica ISAACS (Alternate)
Takaaki NOMOTO	Japan
Mohammed Adhan A. AL SHAMMARI (Alternate)	Saudi Arabia
Argentina
Austria
Brazil
Niels BREYER	Germany
Vacant (Alternate)	Portugal
Switzerland
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Edmond Dejon WEGA	Canada
Ayad ALGHARABALLI (Alternate)	Kuwait
China
Korea
Türkiye
Mette KNUDSEN	Denmark
Vacant (Alternate)	Finland
India
Norway
Sweden
Domenico Giuseppe FANIZZA	Italy
Vacant (Alternate)	Netherlands
United Kingdom

President and Management

The Board of Governors elects the President of the Bank by a vote of a majority of the total voting power of the members, including a majority of the total voting power of the regional member countries. The Bank Agreement provides that the President shall be a national of a regional member country. The President is the chief executive officer of the Bank and conducts the current business of the Bank under the direction of the Board of Directors. The President is elected for a term of five years and may be re-elected provided that no person may be elected President for more than two successive five-year terms.

The President is the Chairman of the Board of Directors but has no vote except a deciding vote in case of a tie. The President may participate in meetings of the Board of Governors but has no vote. The President is the legal representative of the Bank.

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The Principal Officers of the Bank as at 31 December 2022 are listed below.

PRESIDENCY, UNITS REPORTING TO THE PRESIDENT AND TO THE BOARDS
President	Akinwumi Ayodeji ADESINA	PRST
Director General, Cabinet Office of the President	Alex MUBIRU	PRST
Secretary General	Vincent Obisienunwo Orlu NMEHIELLE	PSEG
Group Chief Risk Officer	Ifedayo ORIMOLOYE	PGRF
General Counsel and Director	Souley AMADOU	PGCL
Auditor General	Maurice James GODDARD	PAGL
Director, Integrity & Anti-Corruption	Paula Santos DA COSTA	PIAC
Director, Compliance Review & Mediation	David James SIMPSON	BCRM
Evaluator General	Karen ROT-MUNSTERMANN	BDEV
SENIOR VICE PRESIDENCY
Senior Vice President	Bajabulile Swazi TSHABALALA	SNVP
ECONOMIC GOVERNANCE AND KNOWLEDGE MANAGEMENT
Chief Economist and Vice President, Economic Governance and Knowledge Management (Acting)	Kevin Chika URAMA	ECVP
PEOPLE & TALENT MANAGEMENT
Vice President (Acting)	Jacques EDJANGUE	PTVP
TECHNOLOGY & CORPORATE SERVICES
Vice President (Acting)	Simon MIZRAHI	TCVP
FINANCE
Chief Financial Officer and Vice President	Hassatou DIOP N’SELE	FIVP
REGIONAL DEVELOPMENT, INTEGRATION, AND BUSINESS DELIVERY
Vice President (Acting)	Marie-Laure AKIN-OLUGBADE	RDVP
Director General, Central Africa	Serge N’GUESSAN	RDGC
Director General, East Africa	Nnenna NWABUFO	RDGE
Director General, North Africa	Mohamed EL AZIZI	RDGN
Director General, Southern Africa	Leila MOKADDEM	RDGS
Director General, West Africa	Marie-Laure AKIN-OLUGBADE	RDGW
Director General, Nigeria Country Department	Lamin Gorgui BARROW	RDNG
POWER, ENERGY, CLIMATE AND GREEN GROWTH
Vice President	Kevin Kanina KARIUKI	PEVP
AGRICULTURE, HUMAN AND SOCIAL DEVELOPMENT
Vice President	Beth DUNFORD	AHVP
PRIVATE SECTOR, INFRASTRUCTURE AND INDUSTRIALIZATION
Vice President	Solomon QUAYNOR	PIVP

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THE AGREEMENT ESTABLISHING THE AFRICAN DEVELOPMENT BANK

The Bank Agreement constitutes the Bank’s governing charter and establishes the status, immunities, exemptions and privileges of the Bank, describes its purpose, membership, capital structure and organisation, authorises the kinds of transactions in which it may engage and prescribes limitations on such transactions. The Bank Agreement also includes provisions with respect to the admission of additional members, the increase of the authorised capital stock, the terms and conditions under which the Bank may make or guarantee loans, the use of currencies held by it, the withdrawal and suspension of member countries and the suspension and termination of the operations of the Bank.

The Bank Agreement may be amended only by a resolution of the Bank’s Board of Governors approved by a two-thirds majority of the total number of Governors representing not less than three-quarters of the total voting power of the member countries, including two-thirds of the regional members having three-quarters of the total voting power of the regional members. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from the Bank, the pre-emptive rights to subscribe capital stock or the limitation on the liability of the member countries. No such amendment has been made to the Bank Agreement to date. The Bank Agreement provides that any question of interpretation of its provisions arising between any member country and the Bank or between member countries shall be referred to the Board of Directors for decision. Such decision may then be referred to the Board of Governors whose decision shall be final.

Membership of the Bank

Any African country that has the status of an independent state may become a regional member of the Bank. The geographical area to which the regional membership and the development activities of the Bank extend consists of the continent of Africa and the African islands. Non-regional countries that are, or become, participants in the ADF or that have made, or are making, contributions to the ADF may be admitted to the Bank.

Although any member may withdraw from the Bank by delivering written notice, any such member remains liable for all direct and contingent obligations to the Bank (including its obligations in respect of callable capital) so long as any part of the loans or guarantees contracted before the termination date is outstanding. No member has withdrawn from the Bank since its establishment. However, membership of the former Yugoslavia was suspended by the Bank’s Board of Directors, in conformity with resolutions and determinations of the UN General Assembly (see Note K to the financial statements included herein).

Legal Status, Immunities and Privileges

The following is a summary of the principal provisions of the Bank Agreement relating to the legal status, immunities and privileges of the Bank in the territories of its members.

The Bank has full juridical personality with capacity to contract, to acquire and dispose of immovable and movable property, and to institute legal proceedings. It is immune from every form of legal process, except in cases arising out of the exercise of its borrowing powers when it may be sued only in a court of competent jurisdiction in the territory of a member in which it has its principal office, or in the territory of a member or non-member where it has appointed an agent for the purpose of accepting service or notice of process or has issued or guaranteed securities. No actions against the Bank may be brought by members or persons acting for or deriving claims from members.

The property and assets of the Bank are immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Bank. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of the Bank are inviolable. The Governors, Directors, Alternate Directors, officers and employees of the Bank and experts and consultants performing missions for the Bank are immune from legal process with respect to acts performed by them in their official capacity. The Bank Agreement enables the Board of Directors to waive any of these immunities where in its opinion it would further the interest of the Bank to do so.

The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Bank Agreement are exempt from all taxation and from all customs duties in the member states. The Bank is also exempt from any other obligation relating to the payment, withholding or collection of any tax or duty.

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GENERAL DESCRIPTION OF THE SECURITIES

Each prospectus, offering circular, information memorandum, supplemental information statement or pricing supplement will include the following information regarding the terms of Offered Securities: (a) the aggregate principal amount, (b) status (and subordination, in the case of subordinated securities), (c) the maturity date (if any), (d) the interest rate, (e) the currency or currencies, including composite currencies, of denomination and payment, (f) the dates on which such interest will be payable, (g) the redemption dates and prices and provisions for a sinking fund, if applicable, (h) the form and denomination and (i) if applicable, the fiscal or paying agent or agents with respect to the Securities.

Securities will be repayable from the ordinary capital resources of the Bank. The Board of Directors of the Bank has authorised the issuance of two classes of debt securities, senior (“Senior Securities”) and subordinated (“Subordinated Securities”). All debt securities of the Bank are Senior Securities unless by their terms they are expressly subordinated in right of payment to other debt securities of the Bank. Both classes of debt securities rank pari passu except in the event of a call on the callable capital of the Bank, whereupon the holders of Subordinated Securities of the Bank will be subordinated in right of payment to holders of debt which is not expressly so subordinated, in each case subject as may otherwise be set out in any prospectus, offering circular, information memorandum, supplemental information statement or pricing supplement.

The Securities will not be the obligation of any government, and their terms and conditions will contain a statement to that effect. The specific terms and conditions of each issue of Offered Securities will be set forth or referred to in the prospectus, offering circular or supplemental information statement relating to the Offered Securities.

The Securities will not contain any limitations on the right of the Bank to issue any other bonds, notes or obligations.

TAXATION

The Securities and the interest on them generally will not be exempt from taxation.

Under the Bank Agreement, the Securities and the interest paid on them are not subject to any tax by a member of the Bank (i) which discriminates against the Securities solely because they are issued by the Bank or (ii) if the sole jurisdictional basis for the tax is the place or currency in which the Securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Bank Agreement, the Bank is not under any obligation to withhold or pay any taxes on any interest on the Securities it issues.

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MANAGEMENT’S REPORT REGARDING THE EFFECTIVENESS OF INTERNAL CONTROLS OVER EXTERNAL FINANCIAL REPORTING

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Management asserts that the Bank maintained effective internal controls over its financial reporting as contained in the financial statements as of 31 December 2022. Management is not aware of any material control weakness that could affect the reliability of the 2022 financial statements.

In addition to providing an audit opinion on the fairness of the financial statements for 2022, the external auditors of the Bank conducted an independent assessment of the effectiveness of the Bank's internal control over financial reporting as of 31 December 2022 and their opinion thereon is presented separately in this financial report.

Akinwumi A. Adesina
President

Hassatou N'Sele
Vice President, Finance
& Chief Financial Officer

Omobola Hollist
Controller

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Deloitte & Associés
6 place de la Pyramide
92908 Paris-La Défense Cedex
France
Téléphone : + 33 (0) 1 40 88 28
www.deloitte.fr

Adresse postale :
TSA 20303
92030 La Défense Cedex

African Development Bank

Avenue Joseph Anoma

01 BP 1387 Abidjan 01

Côte d'Ivoire

Year ended December 31st, 2021

Scope

We have examined the internal control over financial reporting of the African Development Bank as of December 31, 2021, based on criteria established in *"Internal Control – Integrated Framework" (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's responsibilities

The management of the African Development Bank is responsible for implementing and maintaining effective internal controls over financial reporting and for the assessment of the effectiveness of such internal controls. Management has asserted the effectiveness of internal controls over financial reporting as of December 31, 2021.

Société par actions simplifiée au capital de 2 188 160 €
Société d'Expertise Comptable inscrite au Tableau de l'Ordre d'Ile-de-France
Société de Commissariat aux Comptes inscrite à la Compagnie Régionale de Versailles et du Centre
572 028 041 RCS Nanterre
TVA : FR 02 572 028 041

Une entité du réseau Deloitte

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Deloitte.

Independent Auditor's responsibilities

Our responsibility is to express an opinion on the African Development Bank's internal control over financial reporting based on our procedures.

We conducted our engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000, issued by the International Auditing and Assurance Standards Board. That standard requires that we plan and perform our procedures to obtain reasonable assurance about whether, in all material respects, effective internal control was maintained over financial reporting.

An assurance engagement includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk. It also includes performing such other procedures as considered necessary in the circumstances. We believe that the evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Inherent limitation

An entity's system of internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles. An entity's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposals of the assets of the entity; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposal of the entity's assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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FINANCIAL HIGHLIGHTS FOR THE YEARS ENDED 2022, 2021 AND 2020

Net Operational Income

Net operational income is comprised of the net interest income on earning assets, the provision for credit losses on loan and investment losses, the changes in fair value of borrowings, investments and derivatives, translation gains and losses and other income. The table below shows the breakdown of the net operational income for the year ended three years.

(In UA million)	2022	2021	2020
Income from loans	521.57	348.24	460.62
Interest income from investments and related derivatives	218.16	129.34	181.45
Equity investments (Dividends)	14.19	23.86	15.25
Income from other debt securities	6.89	5.53	2.90
Total Income from Loans and Investments	760.81	506.97	660.22

Borrowing expenses	(353.99)	(71.05)	(252.93)
Gains/(losses) on borrowings at fair value and related derivatives	88.90	(111.21)	63.18
Impairment charge on loans and other financial instruments	(96.12)	(25.20)	(59.76)
Impairment write-back/(charge) on equity accounted investments	1.53	(0.26)	(1.61)
Currency Translation gains/(losses)	66.46	(1.47)	(23.18)
Other income	13.99	13.43	8.60
Net Operational Income	481.57	311.21	394.52

FY 2022 vs. FY 2021

Loan income and related derivatives, increased by UA 173.33 million to UA 521.57 million in 2022 from UA 348.24 million in 2021, due to the higher interest rate environment over the year and the modest growth in outstanding loans. Income from treasury investments and related derivatives increased to UA 218.16 million in 2022 from UA 129.34 million in 2021, due to higher interest rates and favorable changes in market price of trading instruments.

Borrowing expenses increased to UA 353.99 million in 2022 from UA 71.05 million in 2021, due to the higher interest rate environment. The average interest expense on borrowings increased to 1.47 percent in 2022 from 0.30 percent in 2021.

FY 2021 vs. FY 2020

Loan income and related derivatives, decreased by UA 112.37 million to UA 348.24 million in 2021 from UA 460.62 million in 2020, due to the lower interest rate environment over the year and lower average volume of outstanding loans. Income from treasury investments and related derivatives decreased to UA 129.34 million in 2021 from UA 181.45 million in 2020, due to lower interest rates and unfavorable changes in market price of trading instruments

Borrowing expenses decreased to UA 71.05 million in 2021 from UA 252.93 million in 2020, due to the lower interest rate environment. The average interest expense on borrowings decreased to 0.30 percent in 2021 from 1.00 percent in 2020.

33

Non-interest expenses

Non-interest expenses include the administrative expenses, provisions for the depreciation of property, equipment, intangible assets and other sundry expenses. Total administrative expenses relate to the expenses incurred on behalf of the ADF, the NTF and for the operations of the Bank itself. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula. The table below shows the breakdown of the net non-interest expenses for the last three years.

(In UA Million)	2022	2021	2020
Personnel Expenses	386.79	353.34	348.80
Other expenses	67.09	40.02	40.38
Total Administrative Expenses	453.88	393.36	398.18
Reimbursable by ADF	(246.21)	(218.56)	(230.34)
Reimbursable by NTF	(0.51)	(0.25)	(0.43)
Net Administrative Expenses	207.16	174.55	158.41
Depreciation – Property, equipment and intangible assets	29.09	32.75	33.16
Sundry expenses	6.04	7.36	4.55
Net non-interest expense	242.29	214.66	196.12

FY 2022 vs. FY 2021

Net non-interest expenses, which mainly consist of personnel and other administrative expenses, increased to UA 242.29 million in 2022 from UA 214.66 million in 2021. Total Bank Group administrative expenses increased to UA 453.88 million in 2022 from UA 393.36 million in 2021. Total manpower expenses increased by UA 33.46 million (or 9.5 percent) to UA 386.80 million in 2022 from UA 353.34 million in 2021. Other administrative expenses increased by 67.6 percent to UA 67.09 million in 2022 from UA 40.03 million in 2021, stemming from the Return to Office directive. The Bank’s share of the total administrative expenses increased by UA 32.62 million, or 18.7 percent, to UA 207.16 million in 2022 from UA 174.55 million in 2021.

FY 2021 vs. FY 2020

Net non-interest expenses, which mainly consist of personnel and other administrative expenses, increased to UA 214.66 million in 2021 from UA 196.12 million in 2020. Total Bank Group administrative expenses decreased to UA 393.36 million in 2021 from UA 398.18 million in 2020. Total manpower expenses increased by UA 4.54 million (or 1.3 percent) to UA 353.34 million in 2021 from UA 348.80 million in 2020. Other administrative expenses decreased by 0.9 percent to UA 40.03 million in 2021 from UA 40.38 million in 2020, primarily due to reduced travel as a result of the COVID-19 pandemic. The Bank’s share of the total administrative expenses increased by UA 16.14 million, or 10.2 percent, to UA 174.55 million in 2021 from UA 158.41 million in 2020.

Financial Condition

The Bank’s total equity increased by 13.5 percent to UA 9,882.74 million in 2022 from UA 8,705.92 in 2021 primarily due to capital subscriptions receipts and increased net income from operations recorded in reserves during the year. Reserves increased by 16.50 percent to UA 3,670.66 million in 2022 from UA 3,151.19 IN 2021, due to the increase in net income for the year.

34

INDEPENDENT AUDITOR’S REPORT FOR 31 DECEMBER 2022 AND ADB FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2022 AND 2021

35

Deloitte.

Deloitte & Associés
6 place de la Pyramide
92908 Paris-La Défense Cedex
France
Téléphone : + 33 (0) 1 40 88 28 00
www.deloitte.fr

Adresse postale :
TSA 20303
92030 La Défense Cedex

African Development Bank

Avenue Joseph Anoma
01 BP 1387 Abidjan 01
Côte d'Ivoire

Independent Auditor's Report on the Financial Statements
Year ended December 31, 2022

Opinion

We have audited the accompanying financial statements of the African Development Bank which comprise the balance sheet as at December 31, 2022, and the income statement, the statement of other comprehensive income, the statement of changes in equity and the statement of cash flows for the year then ended, and notes comprising a summary of significant accounting policies and other explanatory information as set out in notes A to T.

In our opinion, the accompanying financial statements present fairly, in all material respects, and give a true and fair view of the assets and liabilities and of the financial position of the Bank as at December 31, 2022 and of the results of its operations, and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

Audit Framework

We conducted our audit in accordance with International Standards on Auditing (ISA). We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our responsibilities under those standards are further described in the *"Auditor's Responsibilities for the Audit of the Financial Statements"* section of our report.

Independence

We are independent of the Bank in accordance with the International Ethics Standards Board for Accountants (IESBA), and we have fulfilled our other ethical responsibilities in accordance with these requirements.

Key Audit Matters

We inform you of the key audit matters relating to risks of material misstatement that, in our professional judgment, were of most significance in our audit of the financial statements of the current period, as well as how we addressed those risks.

These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Société par actions simplifiée au capital de 2 188 160 €
Société d'Expertise Comptable inscrite au Tableau de l'Ordre d'Ile-de-France
Société de Commissariat aux Comptes inscrite à la Compagnie Régionale de Versailles et du Centre
572 028 041 RCS Nanterre
TVA : FR 02 572 028 041

Une entité du réseau Deloitte

36

Deloitte.

Impairment based on expected credit losses for loans classified in stages 1 and 2

Risk identified	In addition to the impairment methodology for incurred credit loss (stage 3 - see key audit matter mentioned below), the IFRS 9 impairment rules related to expected credit losses require the recording of impairments calculated as follows: • stage 1 representing an expected loss within 1 year from initial recognition of the financial asset; • stage 2 which represents an expected loss at maturity, in the event of a significant increase in credit risk since initial recognition. The estimate of expected credit losses requires the exercise of judgment to determine in particular: • the rating procedures for loans covered by this impairment model; • the rules for mapping loans to their appropriate staging; • criteria for the determination of increase in credit risk; • key parameters for calculating expected credit losses, such as the probability of default (PD) and loss given default (LGD), notably this year with the methodology change in the determination of the LGD sovereign curve; • the methodology for taking into account macroeconomic projections for both increase in credit risk and measurement of expected losses. These parameters are integrated into the model used by the Bank for each type of loan portfolio (sovereign loans and non-sovereign loans) to determine the amount of expected credit losses. In addition, these parameters are more sensitive in the current context of multiple crises which led to a macro-economic environment with higher uncertainties and volatility that is likely to affect the reimbursement ability of some borrowers, with contrasting situations. The accounting principles applied and the impact of those IFRS 9 impairment rules are detailed in notes B, C and G. Thus, the impairment charge on loans classified in stages 1 and 2 amounted to UA 150,213 thousand for the year ended December 31, 2022 (out of a total amount of impairment charge on all loans of UA 97,017 thousand for the year ended December 31, 2022 due to a net reprisal impact in stage 3). Consequently, as at December 31, 2022, the accumulated impairment for expected losses on loans classified in stages 1 and 2 amounted to UA 280,847 thousand for a total impairment amount of UA 953,682 thousand. Given the scope of the IFRS 9 standard, the complexity of its implementation and the importance of the accounting estimates, we considered that impairments based on expected credit losses on loans classified in stages 1 and 2 is a key audit matter for the year ended December 31, 2022, more particularly in the current context, which is marked by significant uncertainty linked to the prevailing macroeconomic environment and the absence of a comparable historical situation.

Our response	Our work has been strengthened to take into account the evolution of risks and the increased level of uncertainty related to the prevailing macroeconomic situation. In this context, we have assessed the adequacy of the level of stages 1 & 2 credit risk coverage and the overall level of the associated cost of risk, as well as the relevance of the internal control system and, in particular, its adaptation to the current economic environment.
	With the assistance of our experts, our work consisted mainly, in:
	• analyzing compliance of calculation and calibration methods with the IFRS 9 standards, in particular on:
	  - the loans rating process, the significant increase in credit risk criteria and the rules for mapping loans to their appropriate staging;
	  - calculation of expected losses (review of the models, calibration of PDs, LGDs with a specific focus on the methodological changes to LGDs for sovereign loans, review of forward-looking assumptions parameters with regard to the evolution of the macro-economic context, etc.);
	• carrying out independent calculations with our own tools.
	Finally, our audit work also included the review of the impact of expected credit losses on the financial statements as at December 31, 2022 and the review of the relevant explanatory information provided in the related notes to the financial statements.

37

Deloitte.

Impairment based on incurred credit risk for non-sovereign loans classified in stage 3

Risk identified	The African Development Bank is exposed to credit and counterparty risks on sovereign and non-sovereign loans that it grants. These risks result from the inability of its clients and counterparties to meet their financial commitments when contractually due. In accordance with the IFRS 9 impairment rules, the African Development Bank records impairments to cover expected credit losses (loans classified in stages 1 and 2 - see key audit matter mentioned above) and incurred losses (loans classified in stage 3). Impairment on incurred losses for loans classified in stage 3 are determined on an individual basis. These individual impairments are determined by the management based on the estimated future recoverable cash flow estimated on each of the concerned loans. These individual impairments are also determined by the management in the current context of multiple crises which led to a macro-economic environment with higher uncertainties and volatility that is likely to affect borrowers' ability to reimburse, with contrasting situations depending notably on the business sector of the counterparties. As indicated in notes B, C and G to the financial statements, the outstanding sovereign loans classified in stage 3 concentrated in one counterparty are slightly increasing, mainly due to currency translation changes (UA 207 million as at December 31, 2022 compared to UA 196 million as at December 31, 2021) whereas the Bank's total non-sovereign loans outstanding amounted to UA 2,930 million, including UA 499 million outstanding loans classified in stage 3 with an impaired amount of UA 378 million as at December 31, 2022 (compared to UA 3,076 million total outstanding non-sovereign loans of which UA 492 million classified in stage 3 with an impaired amount of UA 360 million as at December 31, 2021). Given that the assessment of impairment requires a significant accounting estimate and use of management's judgement, we consider that the identification and evaluation of incurred credit loss on non-sovereign loans (which represents an increased risk compared to sovereign risks) is a key audit matter, more particularly in the 2022 context, which is marked by significant uncertainty linked to the prevailing macroeconomic environment and the absence of a comparable historical situation.
Our response	Our work has been strengthened to take into account the evolution of risks and the increased level of uncertainty related to the prevailing macroeconomic situation. In this context, we have assessed the adequacy of the level of stage 3 credit risk coverage and the overall level of the associated cost of risk, as well as the relevance of the internal control system and, in particular, its adaptation to the current economic environment. As part of our audit procedures, we reviewed the control framework for identifying exposures, monitoring credit and counterparty risks, assessing non-recovery risks and determining related impairment and provisions. Our work consisted of assessing the quality of the monitoring system for watchlisted and impaired loans and the credit review process, particularly by the Credit Risk Committee (CRC). In addition, based on a sample selected on materiality and risk criteria, we performed an independent analysis of the amounts of provisions.

38

Deloitte.

Valuation of financial assets, financial liabilities and derivatives of level 2 and 3 under the IFRS 13

<table>
<tr><td>Risk identified</td><td>
The African Development Bank holds on its balance sheet a significant amount of financial assets and financial liabilities (including derivatives) with fair value of UA 6.7 billion and UA 26.6 billion, respectively, at December 31, 2022.
For the purposes of measurement in accordance with IFRS 13, financial instruments are grouped into three different levels on the basis of observability of inputs used in the fair value measurement. Levels 2 and 3 include financial instruments valued on the basis of valuation models whose significant parameters are or are not observable on the market, as the case may be (UA 2.7 billion of financial assets and UA 10.9 billion of financial liabilities valued at levels 2 and 3 as at December 31, 2022 - see note D to the financial statements). The measurement of the fair value of Level 2 and Level 3 financial instruments is therefore based on valuation techniques that involve a significant amount of judgment as to the choice of methodologies and data used:

determination of unobservable market valuation parameters;
use of internal valuation models;
estimation of additional valuation adjustments to take into account certain market, counterparty or liquidity risks.

We considered that financial instruments classified as Level 2 and 3 in the fair value hierarchy were a key element of the audit because of the materiality of the exposures and the use of judgment in determining fair value, especially for some financial instruments whose valuation is volatile in the current uncertain economic context (with higher interest and inflation rates notably) caused by the uneven and disparate recovery from the pandemic and ongoing geopolitical crises.
</td></tr>
<tr><td>Our response</td><td>
We have reviewed the internal control systems governing the identification, measurement and recognition of Level 2 and Level 3 fair value financial instruments. We have taken note of relevant reports and minutes of committees (particularly ALCO) that could take a position on this subject.
We tested the controls (notably those by the back and the middle office) that we considered relevant for our audit, in particular those relating to:

independent verification of the valuation parameters,
determination of the main valuation adjustments and corrections made.

We have performed these procedures with the assistance of our valuation experts, with whom we have also carried out independent valuation work involving the examination, based on samples, of the assumptions, methodologies and models used to estimate the main valuation adjustments.
The impact of the current economic environment marked by different crises on the valuation of level 2 and 3 financial instruments was taken into account in our work, with particular attention to the estimates used.
We also examined the main existing margin call spreads and the losses and/or gains on sales of instruments to determine the appropriateness of the Bank's valuations.
Finally, we examined the disclosures relating to the valuation of financial instruments published in the notes to the financial statements.
</td></tr>
</table>

39

Deloitte.

Assessment of Employee Benefits

Risk identified	The African Development Bank offers its employees: • a defined benefit pension plan for employees hired prior to 1st July 2019 or, for those hired after this date a mandatory membership to a hybrid pension plan (combination of defined benefit scheme and defined contribution scheme); and • a defined benefit medical plan that also provides medical benefits to eligible former employees, including retirees. For the defined pension plan, an actuarial valuation of the cost of the plan is performed using the projected unit credit method. Liabilities represent the present value of the defined benefits that the Bank must pay, less the fair value of plan assets. For the defined medical plan, the liability represents the present value of the defined post-employment benefits to be paid by the Bank less the fair value of plan assets. As disclosed in note P of the financial statements, the Bank's liability to the pension and medical plan amount to UA 67 million and UA 162 million respectively as at December 31, 2022. The valuation of the present value of the liabilities arising from the pension and medical plans is based on various parameters (discount rate, rate of salary increase, mortality rate, future rate of pension increase, rate of increase in cost of medical care, etc.). We considered that the assessment of these social and contractual commitments was a key audit matter, given the use of judgment in determining these parameters, particularly in the current macro-economic environment (marked by the increase of both interest and inflation rates notably) which could affect the level of the parameters used in the estimation as well as the impact of certain pension eligibility rules (optional change in the retirement age for employees present in the Bank's workforce as at December 31, 2022).
Our response	With the support of our experts, we assessed the process for monitoring and determining the valuation of these social commitments. In particular, we carried out the following work: • reviewed the terms and conditions of these defined benefit plans (pension and medical plans) and any changes that may have occurred during the 2022 financial year (notably the potential impact related to the optional change in the retirement age for employees present in the Bank's workforce as at December 31,2022); • compared with external sources and examined the reasonableness of assumptions for determining the various parameters used, in particular the discount and inflation rates in relation to the 2022 macro-economic context; • carried out an independent valuation of each defined benefit plan by verifying the data on the basis of a sample of individuals who are beneficiaries of the pension and medical plans and then recalculating the overall commitment on the basis of the data and parameters retained by the Bank. Finally, we examined the appropriateness of the information on employee benefits disclosed in the notes to the financial statements.

40

Deloitte.

Other information

Management is responsible for the other information. The other information comprises the information included in the African Development Bank Group Annual Report but does not include the financial statements and our auditor's report thereon.

Our opinion on the financial statements does not cover the other information, and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements, or our knowledge obtained during the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Bank's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless it is expected to liquidate the Bank or to cease operations.

The Audit & Finance Committee of the Board, and more generally those charged with governance, are responsible for overseeing the Bank's financial reporting process and to monitor the effectiveness of the internal control and risk management systems, as well as the internal audit, as regards the procedures relating to the preparation and processing of accounting and financial information.

The financial statements were approved by the Board for transmission to the Board of Governors.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

In accordance with International Standards on Auditing (ISA), our role as external auditor does not consist in guaranteeing the viability or quality of management of the audited entity.

41

Deloitte.

As part of an audit conducted in accordance with ISA, the auditor exercises professional judgment throughout the audit and furthermore:

- Identifies and assesses the risks of material misstatement of the financial statements, whether due to fraud or error, designs and performs audit procedures responsive to those risks, and obtains audit evidence considered to be sufficient and appropriate to provide a basis for his opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

- Obtains an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the internal control;

- Evaluates the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management in the financial statements;

- Assesses the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as a going concern. This assessment is based on the audit evidence obtained up to the date of his audit report. However, future events or conditions may cause the Bank to cease to continue as a going concern. If the auditor concludes that a material uncertainty exists, there is a requirement to draw attention in the audit report to the related disclosures in the financial statements or, if such disclosures are not provided or inadequate, to modify the opinion expressed therein;

- Evaluates the overall presentation of the financial statements and assesses whether these statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Paris – La Défense, May 3rd, 2022

The independent auditor
Deloitte & Associés

Pascal COLIN

42

Balance Sheet

As at 31 December 2022

(UA thousands)

ASSETS		2022	2021

CASH		2,830,737	3,303,139
DEMAND OBLIGATIONS		1,143	1,142

TREASURY INVESTMENTS (Note E)
Treasury investments at fair value	4,691,711		3,518,204
Treasury investments at amortized cost	7,020,916		6,275,696
		11,712,627	9,793,900

DERIVATIVE ASSETS (Note F)		924,352	825,944

ACCOUNTS RECEIVABLE (Note G)
Accrued Income and Charges receivable on loans	501,710		223,319
Other Accounts Receivable	821,514		954,910
		1,323,224	1,178,229
DEVELOPMENT FINANCING ACTIVITIES
Loans, net (Note C & G)	20,695,328		20,102,393
Hedged Loans – Fair value adjustment (Note F)	(394,435)		48,516
Equity participations (Note H)	1,043,838		983,204
		21,344,731	21,134,113
OTHER ASSETS
Property and Equipment and Intangible Assets (Note I)	84,121		88,430
Miscellaneous	289		320
		84,410	88,750

TOTAL ASSETS		38,221,224	36,325,217

The accompanying notes to the financial statements form part of this statement.

LIABILITIES AND EQUITY		2022	2021

ACCOUNTS PAYABLE
Accrued Financial Charges	527,025		251,408
Other Accounts Payable	703,941		854,516
		1,230,966	1,105,924

EMPLOYEE BENEFIT LIABILITIES (Note P)		228,431	448,664

DERIVATIVE LIABILITIES (Note F)		2,624,884	949,004
BORROWINGS (Note J)
Borrowings at fair value	24,006,353		24,801,331
Borrowings at amortized cost	247,854		314,374
		24,254,207	25,115,705

TOTAL LIABILITIES		28,338,488	27,619,297

EQUITY (NOTE K)
Capital
Subscriptions paid	6,366,244		5,710,568
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(154,169)		(155,837)
Subscriptions Paid (net of CEAS)		6,212,075	5,554,731

Reserves		3,670,661	3,151,189
TOTAL EQUITY		9,882,736	8,705,920

TOTAL LIABILITIES AND EQUITY		38,221,224	36,325,217

The accompanying notes to the financial statements form part of this statement.

43

Income Statement

For the year ended 31 December 2022

(UA thousands)

	2022	2021
OPERATIONAL INCOME & EXPENSES
Income from:
Loans and related derivatives (Note L)	521,566	348,244
Treasury investments and related derivatives (Note L)	218,162	129,340
Equity Participation Investments (Dividends)	14,185	23,859
Other Securities	6,889	5,530
Total Income from Loans and Treasury Investments	760,802	506,973

Borrowing expenses (Note N)	(353,990)	(71,048)
Interest and amortized issuance costs	(418,133)	(393,781)
Net interest on borrowing-related derivatives	64,143	322,733

Gains/(losses) on borrowings at FVTPL and related derivatives (Note N)	88,900	(111,213)

Net Impairment (charges)/write-back (Note G)	(97,017)	(24,969)
Loan principal	(172,695)	(62,047)
Loan charges	75,678	37,078
Impairment write-back/(charges) on Financial Guarantees	872	(164)
Impairment write-back/(charges) on Treasury Investments	28	(65)
Impairment write-back/(charges) on Equity Accounted Investments (Note H)	1,531	(264)
Currency translation gains/(losses)	66,457	(1,475)
Other income (Note M)	13,990	13,432
Net operational income	481,573	311,207

OTHER OPERATING EXPENSES
Administrative expenses (Note O)	(207,164)	(174,549)
Depreciation and Amortization (Note I)	(29,091)	(32,748)
Sundry expenses	(6,040)	(7,364)
Total Other Operating Expenses	(242,295)	(214,661)

Net Income before distributions approved by the Board of Governors	239,278	96,546

Distributions of income approved by the Board of Governors	(64,000)	(55,000)

NET INCOME FOR THE YEAR	175,278	41,546

The accompanying notes to the financial statements form part of this statement.

Statement of Other Comprehensive Income For the year ended 31 December 2022

(UA thousands)

	2022	2021

NET INCOME FOR THE YEAR	175,278	41,546
OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Net (losses)/gains on Equity Investments at FVOCI	(31,801)	39,388
Unrealized gains/ (losses) on borrowings at fair value arising from ‘own credit’	92,623	(38,248)
Re-measurements of defined benefit liability	283,373	183,508
Total items that will not be reclassified to profit or loss	344,195	184,648

Total other comprehensive income for the year	344,195	184,648

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	519,473	226,194

The accompanying notes to the financial statements form part of this statement.

44

Statement of Changes in Equity

For the year ended 31 December 2022

(UA thousands)

			Reserves
	Capital Subscriptions Paid	Cumulative Exchange Adjustment on Subscriptions	Retained Earnings	Remeasurement of Defined Benefit Plan	Net Gains/ (losses) on FinancialAssets at Fair Value through Other Comprehensive Income	Unrealized Gains/ (Losses) on Fair-Valued Borrowings Arising from “Own Credit”	Total Equity

Balance at 1 January 2021	5,081,209	(148,208)	3,228,367	(397,945)	43,238	51,334	7,857,995

Net income for the year	—	—	41,546	—	—	—	41,546

Other comprehensive income:
Net fair value gains on financial assets at FVOCI	—	—	—	—	39,388	—	39,388

Unrealized losses on borrowings at FVTPL arising from ‘own credit’	—	—	—	—	—	(38,248)	(38,248)
Remeasurements of defined benefit liabilities	—	—	—	183,508	—	—	183,508
Total other comprehensive income	—	—	—	183,508	39,388	(38,248)	184,648

Total Comprehensive income for the year	—	—	41,546	183,508	39,388	(38,248)	226,194
Net increase in paid-up capital	629,359	—	—	—	—	—	629,359
Net conversion loss on new subscription		(7,629)					(7,629)
Transfers to retained earnings	—	—	20,217	—	(20,217)	—	—
Balance at 31 December 2021	5,710,568	(155,837)	3,290,130	(214,437)	62,409	13,086	8,705,920
Net income for the year	—	—	175,278	—	—	—	175,278
Other comprehensive income:
Net fair value losses on financial assets at FVOCI	—	—	—	—	(31,801)	—	(31,801)
Unrealized gains on fair-valued borrowings arising from ‘own credit’	—	—	—	—	—	92,623	92,623
Remeasurements of defined benefit liability	—	—	—	283,373	—	—	283,373
Total other comprehensive income	—	—	—	283,373	(31,801)	92,623	344,195

Total Comprehensive income for the year	—	—	175,278	283,373	(31,801)	92,623	519,473
Net increase in paid-up capital	655,676	—	—	—	—	—	655,676
Net conversion gains on new subscription	—	1,668	—	—	—	—	1,668
Balance at 31 December 2022	6,366,244	(154,169)	3,465,408	68,936	30,608	105,709	9,882,736

The accompanying notes to the financial statements form part of this statement.

45

Statement of Cash ﬂows

For the year ended 31 December 2022

(UA thousands)

	2022	2021
CASH FLOWS FROM:

OPERATING ACTIVITIES:
Net income for the year	175,278	41,546
Adjustments to reconcile net income to net cash provided by Operating Activities:
Depreciation and amortization	29,091	32,748
Gains on disposal of Property and equipment	(39)	(25)
Net impairment on Loan Principal and Charges	97,017	24,969
Unrealized (gains)/losses on Treasury Investments and related derivatives	(64,481)	35,561
Amortization of discount or premium on Treasury Investments at amortized cost	9,321	16,401
Impairment (write-back)/provision on Treasury Investments	(28)	65
Impairment (write-back)/provision on Financial Guarantees	(872)	164
(Income)/Losses on Equity Accounted Investments	(1,531)	264
Amortization of Borrowing issuance costs	1,120	6,155
Unrealized (gains)/losses on Borrowings at fair value and derivatives	(88,900)	111,213
Currency translation (gains)/losses	(66,457)	1,475
Share of losses on Equity Accounted Investments	101	241
Net movements in Derivatives	58,635	(171,617)
Changes in Accrued Income on Loans	(202,713)	90,314
Changes in Accrued Financial Charges	275,617	12,884
Changes in Employee Benefits Liabilities	(220,233)	(184,261)
Changes in Other Accounts Receivables and Payables	90,650	(87,817)
Net cash used in operating activities	91,576	(69,720)

INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:
Disbursements on Loans	(2,441,403)	(1,677,884)
Repayments of Loans	1,882,943	2,137,661
Investments maturing after 3 months of acquisition:
Treasury investments at fair value through profit and loss	(1,026,260)	18,031
Treasury investments at amortized cost	(339,604)	(505,018)
Acquisition of Property and Equipment	(24,793)	(16,939)
Disposal of Property and Equipment	49	40
Disbursements on Equity Participations	(88,837)	(56,199)
Repayments on Equity Participations	30,343	65,664
Net cash used in investing, lending and development activities	(2,007,562)	(34,644)

FINANCING ACTIVITIES:
New borrowings	6,821,291	6,524,317
Repayments on borrowings	(5,726,077)	(5,767,960)
Payments of lease liabilities	(8,589)	(14,528)
Cash from capital subscriptions	657,344	621,731
Net cash generated from financing activities	1,743,969	1,363,560

Net increase in cash and cash equivalents	(172,017)	1,259,196
Effect of exchange rate changes on cash and cash equivalents	(153,140)	(91,946)
Cash and cash equivalents at the beginning of the year	3,623,543	2,456,293
Cash and cash equivalents at end of year	3,298,386	3,623,543

COMPOSED OF:
Investments maturing within 3 months from acquisition:
Investments at fair value through profit and loss	467,649	320,404
Cash	2,830,737	3,303,139
Cash and cash equivalents at the end of the year	3,298,386	3,623,543

SUPPLEMENTARY DISCLOSURE
1. Movement resulting from exchange rate fluctuations:
Interest paid	(78,374)	(58,164)
Interest received	747,230	594,545
Dividend received	14,185	23,859
2. Movement resulting from exchange rate fluctuations:
Loans	(186,963)	225,446
Borrowings	181,426	(156,971)
Currency swaps	115,394	129,051

The accompanying notes to the financial statements form part of this statement.

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Notes to the Financial Statements
for the year ended 31 December 2022

NOTE A – Operations and affiliated organizations

The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank’s Headquarters is located in Abidjan, Côte d’Ivoire. The Bank finances development projects and programs in its regional member states, typically in cooperation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance.

The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank. The ADB, ADF, and NTF each have separate and distinct assets and liabilities. There is no recourse to the ADB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank’s regional members, to promote cooperation and increased international trade particularly among the Bank’s members, and to provide financing on concessional terms for such purposes.

In accordance with Article 57 of the Agreement establishing the Bank, the Bank, its property, other assets, income and its operations and transactions shall be exempt from all taxation and customs duties. The Bank is also exempt from any obligation to pay, withhold or collect any tax or duty.

NOTE B – Summary of significant accounting policies

The Bank’s individual financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

The significant accounting policies applied in the preparation of the financial statements are summarized below.

Revenue Recognition

Interest income is accrued and recognized based on the effective interest rate for the time such instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset’s net carrying amount. Interest income is recognized on loans and treasury investments.

Fee and commission income and expenses are recognized in the income statement when due in line with the contract, giving rise to the income or expenses.

Realized and unrealized fair value gains or losses are recognized in the income statement on financial assets and financial liabilities (including derivatives) classified as measured at fair value through profit or loss (FVTPL).

Dividends are recognized on equity participation instruments measured at fair value through other comprehensive income (FVOCI) when the Bank’s right to receive the dividends is established.

Functional and Presentation Currencies

The Bank conducts its operations in the currencies of its member countries. As a result of the application of IAS 21 revised, “The Effects of Changes in Foreign Exchange Rates”, the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account (UA) effective 1 January 2005, as it was concluded that the UA most faithfully represented the aggregation of economic effects of events, conditions and the underlying transactions of the Bank conducted in different currencies.

The UA is also the currency in which the financial statements are presented. The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

The IMF formally approved the inclusion of the Chinese Renminbi Yuan (CNY) in its Special Drawing Rights (SDR) basket with effect from 1st October 2016 with a weight of 10.92 percent. In line with the Bank’s policy, Management approved the execution of currency exchange transactions to align the net assets composition of the Bank to the SDR.

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Currency Translation

Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. The rates used for translating currencies into UA at 31 December 2022 and 2021 are reported in Note T. Non-monetary assets and liabilities are translated into UA at historical rates.

Currency translation changes (gains or losses) are recognized in the income statement in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt. When currencies are translated into other currencies, the resulting gains or losses are recognized in the Income statement.

The currency translation changes arising from capital subscription payments are reported in the equity component of the Balance sheet as the Cumulative Exchange Adjustment on Subscriptions (CEAS) as it arises from transactions with member countries. This currency translation gains or losses represents the difference between the UA amount at the predetermined rate and the UA amount using the rate at the time of receipt.

Member Countries’ Subscriptions

The Bank classifies financial instruments as financial liabilities or equity instruments in accordance with the substance of the contractual arrangements of the instruments and the definition under IAS 32. Issued financial instruments or their components are classified as liabilities if the contractual arrangements result in the Bank having a present obligation to either deliver cash or another financial asset to the holder of the instrument. If this is not the case, the instrument is generally classified as an equity instrument and the proceeds included in equity, net of transaction costs.

The Bank’s member countries’ subscriptions meet the conditions for classification as equity with features of puttable financial instruments that include contractual obligations for repurchase or redemption for cash or another financial asset when certain conditions are met.

Although the Agreement establishing the ADB allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any member indicated to the Bank that it intends to do so. The stability in the membership reflects the fact that the members, who constitute both African and non-African countries, are committed to the purpose of the Bank to contribute to the sustainable economic development and social progress of its Regional Member Countries individually and jointly. Accordingly, as of 31 December 2022, the Bank did not expect to distribute any portion of its net assets due to member country withdrawals.

In the unlikely event of a withdrawal by a member, the Bank shall arrange for the repurchase of the former member’s shares. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as “the termination date”. The Bank may partially or fully offset amounts due for shares purchased against the members liabilities on loans and guarantees due to the Bank.

The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding. If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand, the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined.

In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions, to the extent that it would have been required to respond if the impairment of capital had occurred and the call had been made at the time the repurchase price of its shares was determined.

In the event that a member were to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank’s financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. Furthermore, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until six months after the termination date.

If the Bank were to terminate its operations, all liabilities of the Bank would first be settled out of the assets of the Bank and then, if necessary, out of members’ callable capital, before any distribution could be made to any member country. Such distribution is subject to the prior decision of the Board of Governors of the Bank and would be based on the pro-rata share of each member country.

Employee Benefits

Short term employee benefits

Short-term benefits (such as wages, salaries, bonuses etc.) are employee benefits expected to be settled within 12 months of the balance sheet date. Short-term employee benefits are expensed in the profit or loss as the related service is provided. A liability is recognized for the amount expected to be paid if the Bank has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

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Post-employment benefits

The Bank operates a post-employment benefit plan that combines the features of a defined benefit (DB) and a defined contribution (DC) plan into a hybrid pension structure which are explained below.

Defined Contribution Plans

Under the defined contribution plan component of the hybrid pension scheme, the Bank and its employees pay fixed contributions to an externally administered fund with investment-grade credit rating, on behalf of the participants. The retirement benefits of the participants depend solely on the contributions made and the plan’s investment performance. The Bank has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The contributions are recognized as pension expense in the income statements when they are due. Contributions not yet transferred to the fund are recorded in accounts payable on the balance sheet and are transferred within the shortest possible time frame.

Defined Benefit Plans

The Bank also operates a Staff Retirement Plan (SRP) as part of the hybrid pension scheme, which is accounted for as a defined benefit plan. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as accrual rate, age, contribution years of service and average remuneration. The liability recognized in the balance sheet in respect of defined benefit is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets.

The calculation of the cost of providing benefits for the DB is performed annually by a qualified actuary using the Projected Unit Credit Method. Upon reaching retirement age, pension is calculated based on the average remuneration for the final three years of pensionable service and the pension is subject to annual inflationary adjustments.

Remeasurement of the net defined benefit obligation, which comprise actuarial gains and losses as well as the differences between expected and real returns on assets are recognized immediately in other comprehensive income in the year they occur. Net interest expense and other expenses related to the defined benefit are recognized in the income statement.

When benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Bank recognizes gains and losses on settlement of a defined benefit plan when the settlement occurs.

Medical Benefit Plan

The Bank also operates a defined Medical Benefit Plan (MBP), which provides post-employment healthcare benefits to eligible former staff, including retirees. Membership of the MBP includes both staff and retirees of the Bank. The entitlement to the post-retirement healthcare benefit is usually conditional on the employee contributing to the Plan up to retirement age and the completion of a minimum service period.

The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the income statement.

The MBP Board, an independent body created by the Bank, determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank and plan members.

The liability recognized in the balance sheet in respect of MBP is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The calculation of the cost of providing benefits for the MBP is performed annually by a qualified actuary using the Projected Unit Credit Method.

Remeasurement of the net defined benefit obligation, which comprise actuarial gains and losses as well as the differences between expected and real returns on assets are recognized immediately in other comprehensive income in the year they occur. Net interest expense and other expenses related to the MBP are recognized in the profit or loss.

The effect of changes in accounting policies and further details of the Bank’s employee benefits are included in Note P – Employee Benefits.

Financial Instruments

Financial assets and financial liabilities are recognized on the Bank’s balance sheet when the Bank assumes related contractual rights or obligations. All financial assets and financial liabilities are initially recognized at fair value plus for an item not at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to the acquisition or issue.

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1)	Financial Assets

In accordance with IFRS 9, the Bank manages its financial assets in line with the applicable business model and accordingly, classifies its financial assets into the following categories: financial assets at amortized cost; financial assets at FVTPL; and financial assets at FVOCI.

In line with the Bank’s business model, financial assets are held either for the stabilization of income through the management of net interest margin or for liquidity management. The Bank’s investments in the equity of enterprises, whether in the private or public sector is for the promotion of economic development of its member countries and not for trading to realize fair value changes. Management determines the classification of its financial assets at initial recognition.

i)	Financial Assets at Amortized Cost

A financial asset is classified as at “amortized cost” only if the asset meets two criteria: the objective of the Bank’s business model is to hold the asset to collect the contractual cash flows; and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in debt investments are considered in determining whether the cash flows of the investment are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

Financial assets other than those classified at amortized cost are classified as measured at fair value through profit or loss or other comprehensive income, as appropriate, if either of the two criteria above is not met.

Financial assets at amortized cost include, cash and cash equivalents, some loans and receivables on amounts advanced to borrowers and certain debt investments that meet the criteria of financial assets at amortized cost. Receivables comprise demand obligations, accrued income and receivables from loans and investments and other amounts receivable. Loans and receivables meeting the two criteria above are carried at amortized cost using the effective interest method.

Loan origination and similar fees are deferred and recognized over the life of the related loan or financial product as an adjustment of the yield. The amortization of origination fee for loans and related financial products is included in income under the relevant category, as appropriate.

Loans that have a conversion option that could potentially change the future cash flows to no longer represent solely payments of principal and interest are measured at FVTPL as required by IFRS 9. The fair value is determined using the expected cash flows model with inputs including interest rates and the borrower’s credit spread estimated based on the Bank’s internal rating methodology for non-sovereign loans.

Investments classified as financial assets at amortized cost include non-derivative treasury investments with fixed or determinable payments and fixed maturities. These investments are carried and subsequently measured at amortized cost using the effective interest method.

ii)	Financial Assets at Fair Value through Profit or Loss

Financial assets that do not meet the amortized cost criteria as described above are measured at FVTPL. This category includes all treasury assets held for resale to realize short-term fair value changes as well as certain loans for which either of the criteria for recognition at amortized cost is not met. Realized and unrealized gains or losses on these financial assets are reported in the income statement in the period in which they arise. Derivatives are also categorized as financial assets at FVTPL.

In addition, financial assets that meet amortized cost criteria can be designated and measured at FVTPL. A debt instrument may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

iii)	Financial Assets at Fair Value through Other Comprehensive Income

On initial recognition, the Bank can make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments not held for trading as financial assets measured at FVOCI.

Equity investments are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from fair value measurement recognized in other comprehensive income and transferred to appropriate reserve in equity. The cumulative gains or losses in equity are not reclassified to profit or loss on disposal of the equity investments but may be reclassified to retained earnings. No impairments are recognized in the income statement. Dividends earned from such investments are recognized in profit and loss unless the dividends clearly represent a repayment of part of the cost of the investment, in which case, it is recognized against the carrying amount of the equity investment.

iv)	Financial Guarantee Contracts

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for an incurred loss because a specified debtor fails to make payments when due in accordance with the terms of a specified debt instrument. The Bank issues such financial guarantee contracts - which are not managed on a fair value basis - to its clients including banks, financial institutions and other parties. IFRS 9 requires written financial guarantee contracts that are managed

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on a fair value basis to be designated at FVTPL. However, financial guarantee contracts that are not managed on a fair value basis are initially recognized in the financial statements at fair value. Subsequent to initial recognition, these financial guarantees are measured at the higher of the amount initially recognized less cumulative amortization, and the loss allowances determined under IFRS 9.

Where the Bank is the buyer or holder of a transaction (e.g. credit protection or similar activities) that meets the definition of a financial guarantee contract, it determines whether the financial guarantee contract is an integral element of a debt instrument or pool of debt instruments or not. When the purchased financial guarantee contract is integral to the debt instrument, it is accounted for in the ECL estimation of the debt instrument and not as a contract to be accounted for separately.

The Bank applies the derecognition principles when it issues and holds transactions that meet the definition of a financial guarantee contract.

Recognition and Derecognition of Financial Assets

Regular way purchases and sales of financial assets are recognized and derecognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs.

The Bank derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial assets are transferred or in which the Bank neither transfers nor retains substantially all the risks and rewards of ownership and it does not retain control of the financial asset. Any interest in the transferred financial assets that qualify for derecognition that is created or retained by the Bank is recognized as a separate asset or liability on the Balance sheet.

On derecognition of a financial asset, the difference between the carrying amount of the asset (or the carrying amount allocated to the portion of the asset derecognized) and the sum of (i) the consideration received (including any new asset obtained less any new liability assumed) and (ii) any cumulative gain or loss that had been recognized in OCI is recognized in the income statement. Any cumulative gain/loss recognized in OCI and retained in the reserve in respect of equity instruments designated as at FVOCI is not recognized in profit or loss on derecognition of such instruments.

During the course of its development activities, the Bank enters into transactions (for example - sale and repurchase agreements, credit protection or financial guarantee contracts etc.) whereby it transfers financial assets recognized on its Balance sheet, but retains either all or substantially all of the risks and rewards of the transferred assets or a portion of them. In such cases, the transferred assets are not derecognized on the Balance sheet.

Securities Purchased under Resale Agreements, Securities Lent under Securities Lending Agreements and Securities Sold under Repurchase Agreements and Payable for Cash Collateral Received

Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements are recorded at market rates. The Bank receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, closes out transactions and enters into new repriced transactions. The securities transferred to counterparties under the repurchase and security lending arrangements and the securities transferred to the Bank under the resale agreements do not meet the accounting criteria for treatment as a sale.

Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on the Bank balance sheet, and securities received under resale agreements are not recorded on the Bank’s Balance Sheet. In cases where the Bank enters into a “reverse repo” – that is, purchases an asset and simultaneously enters into an agreement to resell the same at a fixed price on a future date – a receivable from reverse repurchase agreement and an obligation under repurchase is recognized in the statement of financial position. However, the underlying asset is not recognized in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term, highly liquid investments that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

2)	Financial Liabilities

Borrowings

In the ordinary course of its business, the Bank borrows funds in the major capital markets for lending and liquidity management purposes. The Bank issues different debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank’s borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost-effective funding.

In addition to long and medium-term borrowings, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Borrowings not designated at fair value through profit or loss are carried on the balance sheet at

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amortized cost with interest expense determined using the effective interest method. Borrowing expenses are recognized in profit or loss and include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest method. Borrowing activities may create exposure to market risk, most notably interest rate and currency risks.

The Bank uses derivatives and other risk management approaches to mitigate such risks. Details of the Bank’s risk management policies and practices are contained in Note C to these financial statements. Certain of the Bank’s borrowings obtained prior to 1990, from the governments of certain member countries of the Bank, are interest-free loans.

Financial Liabilities at Fair Value through Profit or Loss

This category has two sub-categories: financial liabilities held for trading, and those designated at FVTPL at inception. Derivatives are categorized as held-for-trading. The Bank applies fair value designation primarily to borrowings that have been swapped into floating-rate debt using derivative contracts. In these cases, the designation of the borrowing at fair value through profit or loss is made in order to significantly reduce accounting mismatches that otherwise would have arisen if the borrowings were carried on the balance sheet at amortized cost while the related swaps are carried on the balance sheet at fair value.

In accordance with IFRS 9, fair value changes in the Bank’s financial liabilities that are designated as at FVTPL are presented as follows:

•	the amount of change in the fair value that is attributable to changes in the Bank’s “own credit risk” are presented in OCI; and
•	the remaining amount of change in the fair value is presented in profit or loss.

Amounts presented in OCI are never reclassified to profit or loss when the liability is settled or derecognized. However, the Bank may transfer the cumulative gain or loss within equity i.e., to retained earnings.

Other Liabilities

All financial liabilities that are not derivatives or designated at FVTPL are recorded at amortized cost. These include certain borrowings, accrued finance charges on borrowings and other accounts payable and liabilities. Financial liabilities are derecognized when they are discharged or cancelled or when they expire.

Derivatives

The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. These instruments are mainly cross-currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics of the debt the Bank issues. This economic relationship is established on the date the debt is issued and maintained throughout the terms of the contracts. The interest component of these derivatives is reported as part of borrowing expenses.

The Bank classifies all derivatives at fair value, with all changes in fair value recognized in the income statement. When the criteria for the application of the fair value option are met, then the related debt is also carried at fair value with changes in fair value recognized in the income statement.

The Bank assesses its hybrid financial assets (i.e. the combined financial asset host and embedded derivative) in its entirety to determine their classification. A hybrid financial asset is measured at amortized cost if the combined cash flows represent solely principal and interest on the outstanding principal; otherwise it is measured at fair value. As at 31 December 2022, the Bank had hybrid loans that were measured at fair value in accordance with IFRS 9.

Derivatives embedded in financial liabilities or other non-financial host contracts are treated as separate derivatives when their risks and characteristics were not closely related to those of the host contract and the host contract was not carried at fair value with unrealized gains or losses reported in profit or loss. Such derivatives are stripped from the host contract and measured at fair value with unrealized gains and losses reported in profit or loss.

Derivative Credit Valuation (CVA) and Funding Valuation Adjustment (FVA)

Valuation adjustment for counterparty and funding risk (CVA/FVA) is recognized on derivative financial instruments to reflect the impact on fair value of counterparty credit risk and the Bank’s own credit quality. This adjustment takes into account the existing compensating agreements for each of the counterparties. The CVA is determined on the basis of the expected positive exposure of the Bank vis-à-vis the counterparty, the FVA is calculated on the basis of the expected negative exposure of the Bank vis-à-vis the counterparty, and the funding spreads, on a counterparty basis. These calculations are recognized on the life of the potential exposure and concentrates on the use of observable and relevant market data.

Hedge Accounting

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge the interest rate risk exposure associated with its fixed rate loans. Under fair value hedge accounting, the change in the fair value of the hedging instrument and the change in the fair value of the hedged item attributable to the hedged risk are recognized in the income statement. On adopting

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IFRS 9, the Bank’s policy choice is to continue applying the requirements of IAS 39 regarding hedge accounting until when the proposed “Financial Instruments: Accounting for Dynamic Risk Management’ standard is completed and mandatorily effective.

At inception of the hedge, the Bank documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Bank documents whether the hedging instrument is highly effective in offsetting changes in fair values of the hedged item attributable to the hedged risk. Hedge accounting is discontinued when the Bank’s risk management objective for the hedging relationship has changed, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting except where the reason for the discontinuation is directly linked to the IBOR reforms amendments of IFRS 9 and IAS 39. The cumulative fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to profit or loss from that date.

Impairment of Financial Assets

The Bank applies a three-stage approach to measuring expected credit losses (ECLs) for the following categories of financial assets: Debt instruments measured at amortized cost, Loan commitments, financial guarantee contracts and Treasury investments held at amortized cost.

Financial assets migrate through the following three stages based on the change in credit risk since initial recognition:

i)	Stage 1: 12-months ECL

Stage 1 includes financial assets that have not had a significant increase in credit risk (SICR) since initial recognition. The Bank recognizes 12 months of ECL for stage 1 financial assets. In assessing whether credit risk has increased significantly, the Bank compares the risk of a default occurring on the financial asset as at the reporting date, with the risk of a default occurring on the financial asset as at the date of its initial recognition.

ii)	Stage 2: Lifetime ECL – not credit impaired

Stage 2 comprises financial assets that have had a significant increase in credit risk since initial recognition, but for which there is no objective evidence of impairment. The Bank recognizes lifetime ECL for stage 2 financial assets. For these exposures, the Bank recognizes an allowance amount based on lifetime ECL (i.e. an allowance amount reflecting the remaining lifetime of the financial asset). A significant increase in credit risk is considered to have occurred when contractual payments are more than 30 days past due and the amount overdue is more than UA 25,000 for sovereign and non-sovereign loans or where, in the case of non-sovereign loans, there has been a rating downgrade since initial recognition.

iii)	Stage 3: Lifetime ECL – credit impaired

Included in stage 3, are assets that have been categorized as credit impaired. The Bank recognizes lifetime ECL for all stage 3 financial assets, as a specific provision. A financial asset is classified as credit impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial instrument have occurred after its initial recognition.

Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. A default occurs with regard to an obligor when either or both of the following have taken place:

•	The Bank considers that the obligor is unlikely to pay its credit obligations in full, without recourse by the Bank to actions such as realizing security; or
•	The obligor is past due by more than 180 days for sovereign loans and more than 90 days for non-sovereign loans provided that the amount overdue is more than UA 25,000.

Interest revenue is calculated by applying the effective interest rate to the amortized cost (net of the applicable impairment loss provision) for impaired financial assets falling under stage 3. For assets falling within stage 1 and 2 interest revenue is recognized on the gross carrying amount.

When the Bank has measured the loss allowance for a financial instrument at an amount equal to lifetime ECL in the previous reporting period but determines at the current reporting date that criteria for recognizing the lifetime ECL is no longer met i.e., cured, the Bank measures the loss allowance at an amount equal to 12-month ECL at the current reporting date. A financial asset is considered cured (i.e., no longer impaired) when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms or revised market terms of the financial instrument with all criteria for the impaired classification having been remedied.

Determining the stage for impairment

At each reporting date, the Bank assesses whether there has been a significant increase in credit risk for exposures since initial recognition by comparing the risk of default occurring over the remaining expected life from the reporting date and the date of initial recognition. The Bank considers reasonable and supportable information that is relevant and available without undue cost or effort for this purpose. Refer to Note C Risk Management Policies and Procedures.

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An exposure will migrate through the ECL stages as asset quality deteriorates or improves. For both non- sovereign and sovereign loans, a significant increase in credit risk is considered to have occurred when the rating at reporting date has been downgraded or contractual payments are more than 30 days past due and the overdue amount is higher than UA 25,000. Except that in the case of sovereign loans both the rating downgrade and 30 days overdue must occur at the same time with the overdue amounts exceeding the limit.

If, in a subsequent period, asset quality improves and any previously assessed significant increase in credit risk since origination is reversed, then the provision for doubtful debts reverts from lifetime ECL to 12-months ECL. Exposures whose credit rating remains within the Bank’s investment grade criteria are considered to have a low credit risk even where their credit rating has deteriorated.

When there is no reasonable expectation of recovery of an asset, it is written off against the related provision. Such assets are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off reduce the amount of the expense in the income statement.

Measurement of ECLs

ECLs are derived from unbiased and probability-weighted estimates of expected loss, and are measured as follows:

Financial assets that are not credit-impaired at the reporting date: as the present value of all cash shortfalls over the expected life of the financial asset discounted by the effective interest rate. The cash shortfall is the difference between the cash flows due to the Bank in accordance with the contract and the cash flows that the Bank expects to receive.

Financial assets that are credit-impaired at the reporting date: as the difference between the gross carrying amount and the present value of estimated future cash flows discounted by the effective interest rate.

Undrawn loan commitments: as the present value of the difference between the contractual cash flows that are due to the Bank if the commitment is drawn down and the cash flows that the Bank expects to receive.

Financial guarantee contracts: as the expected payments to reimburse the holder less any amounts that the Bank expects to recover.

ECLs are recognized using a loss allowance account and recognized in the profit and loss.

For further details on how the Bank calculates ECLs including the use of forward-looking information, refer to the Credit quality of financial assets section in Note C Risk Management Policies and Procedures.

Offsetting of Financial Instruments

Financial assets and liabilities are offset and reported on a net basis when there is a current legally enforceable right to off-set the recognized amount. A current legally enforceable right exists if the right is not contingent on a future event and is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties and there is an intention on the part of the Bank to settle on a net basis, or realize the asset and settle the liability simultaneously. The Bank discloses all recognized financial instruments that are set off and those subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. Information relating to financial assets and liabilities that are subject to offsetting, enforceable master netting arrangement is provided in Note C Risk Management Policies and Procedures.

Fair Value Disclosure

In active markets, the most reliable indicators of fair value are quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. If the above criteria are not met, the market is regarded as being inactive.

Indications that a market might be inactive include when there is a wide bid-offer spread or significant increase in the bid-offer spread or there are few or no recent transactions observed in the market. When markets become illiquid or less active, market quotations may not represent the prices at which orderly transactions would take place between willing buyers and sellers and therefore may require adjustment in the valuation process. Consequently, in an inactive market, price quotations are not necessarily determinative of fair values.

Considerable judgment is required to distinguish between active and inactive markets. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of financial assets and financial liabilities that are traded in active markets are based on quoted market prices or dealer price quotations. For all other financial instruments, the Bank measures fair values using other valuation techniques that incorporate the maximum use of market data inputs.

The objective of the valuation techniques applied by the Bank is to arrive at a reliable fair value measurement. Other valuation techniques include net present value, discounted cash flow analysis, option pricing models, comparison to similar instruments

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for which market observable prices exists and other valuation models commonly used by market participants. Assumptions and inputs used in valuation techniques include risk free and benchmark interest rates, credit spreads and other premiums used in estimating discount rates, bond and equity prices, foreign currency exchange rates and expected price volatilities and correlations.

The Bank uses widely recognized valuation models for measuring the fair value of common and simpler financial instruments, like interest rate and currency swaps that use only observable market data and require minimum management judgment and estimation. Availability of observable market prices and model inputs reduces the need for management judgment and estimation and also reduces the uncertainty associated with the measurement of fair value. Observable market prices and inputs available vary depending on the products and markets and are subject to changes based on specific events and general conditions in the financial markets.

Where the Bank measures portfolios of financial assets and financial liabilities on the basis of net exposures, it applies judgment in determining appropriate portfolio level adjustments such as bid-ask spread. Such judgments are derived from observable bid- ask spreads for similar instruments and adjusted for factors specific to the portfolio.

The following three hierarchical levels are used for the measurement of fair value:

Level 1:	Quoted prices in active markets for the same instrument (i.e., without modification or repackaging).
Level 2:	Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based on observable market data. Included in this category are instruments valued using quoted market prices in active markets for similar instruments, quoted prices for identical or similar instruments in markets that are considered less than active, or other valuation techniques where all significant inputs are directly or indirectly observable from market data.
Level 3:	Valuation techniques for which significant input is not based on observable market data and the unobservable inputs have a significant effect on the instrument’s valuation. Instruments that are valued based on quoted market prices for similar instruments where significant unobservable adjustments or assumptions are required to reflect differences between the instruments are included in this category.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement. A valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is compelling external evidence demonstrating an executable exit price.

The methods and assumptions used by the Bank in measuring the fair values of financial instruments are as follows:

Cash: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Borrowings: Fair values of the Bank’s borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using London Interbank Offered Rate (LIBOR) market-determined discount curves adjusted by the Bank’s credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank’s new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives.

The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Valuation models are subject to internal and periodic external reviews. When a determination is made that the market for an existing borrowing is inactive or illiquid, appropriate adjustments are made to the relevant observable market data to arrive at the Bank’s best measure of the price at which the Bank could have sold the borrowing at the balance sheet date.

For borrowings on which the Bank has elected fair value option, the portion of fair value changes on the valuation of borrowings relating to the credit risk of the Bank is reported in Other Comprehensive Income in accordance with IFRS 9.

Equity investments: The Bank holds direct equity in various enterprises and private funds which may be listed or unlisted. All equity investments held by the Bank are measured at fair value in line with IFRS 9. Where, as in the case of private funds, the underlying assets are periodically valued by fund managers or independent valuation experts using market practices, Management has concluded that these valuations are representative of fair value.

Where such valuations are unavailable, the percentage of the Bank’s ownership of the net asset value of such funds is deemed to approximate the fair value of the Bank’s equity participation. The fair value of investments in listed enterprises is based on the latest available quoted bid prices.

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Derivative financial instruments: The fair values of derivative financial instruments are based on market quotations where possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses valuation tools based on industry standard pricing models and valuation techniques to value derivative financial instruments.

The models use market- sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Bank’s financial instruments are subject to both internal and periodic external reviews.

Loans: The Bank does not sell its sovereign loans, nor does it believe there is a comparable market for these loans. The Bank’s loan assets, except for those at fair value, are carried on the balance sheet at amortized cost. The fair value of loans carried at amortized cost are deemed to approximate their carrying value net of the impairment losses based on the expected credit loss model and represents Management’s best measures of the present value of the expected cash flows of these loans.

The fair valuation of loans has been measured using a discounted cash flow model based on year-end market lending rates in the relevant currency including impairment, when applicable, and credit spreads for non- sovereign loans. In arriving at its best estimate Management makes certain assumptions about the unobservable inputs to the model, the significant ones of which are the expected cash flows and the discount rate. These are regularly assessed for reasonableness and impact on the fair value of loans.

An increase in the level of forecast cash flows in subsequent periods would lead to an increase in the fair value and an increase in the discount rate used to discount the forecast cash flows would lead to a decrease in the fair value of loans. Changes in fair value of loans carried at fair value through profit and loss are reported in the income statement.

Valuation Processes Applied by the Bank

The fair value measurements of all qualifying treasury investments, borrowings, loans and equity investments are reported to and reviewed by the Assets & Liabilities Management Committee (ALCO) in line with the Bank’s financial reporting policies.

Where third-party information from brokers or pricing experts are used to measure fair value, documents are independently assessed and evidence obtained from the third parties to support the conclusions.

The assessment and documentation involves ensuring that (i) the broker or pricing service provider is duly approved for use in pricing the relevant type of financial instrument; (ii) the fair value arrived at reasonably represents actual market transactions;

(iii) where prices for similar instruments have been adopted, that the same have been, where necessary, adjusted to reflect the characteristics of the instrument subject to measurement and where a number of quotes for the same financial instrument have been obtained, fair value has been properly determined using those quotes.

Day One Gain or Loss

At initial recognition, the Bank determines fair value of its financial instruments in line with the requirements of IFRS 13. As a result, when the Bank issues a new financial asset or financial liability, it measures the financial asset or financial liability at fair value, plus or minus (in the case of a financial asset or financial liability not at fair value through profit or loss) transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The best evidence of fair value of a financial instrument at initial recognition is normally the transaction price, that is, the fair value of the consideration given or received.

However, where the fair value of the financial asset or financial liability at initial recognition differs from the transaction price, commonly referred to as day one gain or loss, IFRS requires the Bank to determine the fair value at initial recognition and any gains or losses between the fair value measure at initial recognition and the transaction price is recognized in the income statement as follows;

•	if that fair value is evidenced by a quoted price in an active market for an identical asset or liability (i.e., a Level 1 input) or based on a valuation technique that uses only data from observable markets, the Bank recognizes any difference between the fair value at initial recognition and the transaction price immediately as a gain or loss in the income statement.
•	in all other cases, the difference between the fair value at initial recognition and the transaction price is deferred. After initial recognition, the Bank recognizes that deferred difference as a gain or loss in the income statement only to the extent that it arises from a change in a factor (including time) that market participants would take into account when pricing the asset or liability.

Subsequent to initial recognition, these financial instruments are measured at fair value and the resulting gains or losses are recognized in the income statement at the end of the reporting period, with an adjustment for the day one gain or loss.

Investment in Associates

Under IAS 28, “Investments in Associates and Joint Ventures”, the ADF and any other entity in which the Bank has significant influence are considered associates of the Bank. An associate is an entity over which the Bank has significant influence, but not control, over the entity’s financial and operating policy decisions. The relationship between the Bank and the ADF is described in more detail in Note H.

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IAS 28 requires that the equity method be used to account for investments in associates. Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.

The investor’s share of the profit or loss of the investee is recognized in the investor’s income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. At 31 December 2022, such subscriptions cumulatively represented less than 1 percent of the economic interest in the capital of the ADF.

Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its creation in 1972, IAS 28 require that the equity method be used to account for the Bank’s investment in the ADF. Furthermore, in accordance with IAS 36, the net investment in the ADF is assessed for impairment, and any impairment losses (or impairment reversals) are recognized in the income statements. Cumulative losses as measured under the equity method are limited to the investment’s original cost as the ADB has not guaranteed any potential losses of the ADF.

Property and Equipment

Property and equipment is measured at historical cost less depreciation. Historical cost includes expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance are charged to the income statement when they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to amortize the difference between cost and estimated residual values over estimated useful lives. The estimated useful lives are as follows:

•	Buildings: 15–20 years
•	Fixtures and fittings: 6–10 years
•	Furniture and equipment: 3–7 years
•	Motor vehicles: 5 years
•	Right-of-use assets: over the shorter of the estimated useful life and lease term.

The residual values and useful lives of assets are reviewed periodically and adjusted if appropriate. Assets that are subject to amortization are reviewed annually for impairment. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to disposal and its value in use. Gains and losses on disposal are determined as the difference between proceeds and the asset’s carrying amount and are included in the income statement in the period of disposal.

Intangible Assets

Intangible assets include computer systems software and are stated at historical cost less amortization. An intangible asset is recognized only when its cost can be measured reliably, and it is probable that the expected future economic benefits attributable to it will flow to the Bank. Amortization of intangible assets is calculated using the straight-line method to write down the cost of intangible assets to their residual values over their estimated useful lives of 3–5 years.

Leases

As a lessee, the Bank has several contracts for its offices in the headquarters and certain member countries that conveys the right to use the offices (the underlying asset) for a period in exchange for consideration. Under such agreements, the contract contains an explicitly identified asset and the Bank has the right to obtain substantially all of the economic benefits from use of the offices throughout the period of the lease.

At lease commencement date, the Bank recognizes a right-of-use asset and a lease liability on the balance sheet. Right-of-use assets are measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease.

On the statement of financial position, right-of-use assets have been included in property, plant and equipment and lease liabilities have been included in Other Accounts Payable. The Bank depreciates the right-of-use assets on a straight-line basis over the shorter of its estimated useful life and the lease term.

At the commencement date, the Bank measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the Bank’s incremental borrowing rate. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made.

Allocations and Distributions of Income Approved by the Board of Governors

In accordance with the Agreement establishing the Bank, the Board of Governors is the sole authority for approving allocations from income to surplus account or distributions to other entities for development purposes. Surplus consists of earnings from prior years which are retained by the Bank until further decision is made on their disposition or the conditions of distribution

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for specified uses have been met. Distributions of income for development purposes are reported as expenses on the income statement in the year of approval. Distributions of income for development purposes are deemed as made on behalf of member countries and may be funded from amounts previously transferred to surplus account or from the current year’s income in equity.

Allocable Income

The Bank uses allocable income for making distributions out of its net income. Allocable income excludes unrealized mark-to- market gains and losses associated with instruments held for trading and adjusted for translation gains and losses.

Retained Earnings

Retained earnings of the Bank consist of amounts allocated to reserves from prior years’ income, balance of amounts allocated to surplus after deducting distributions approved by the Board of Governors, unallocated current year’s net income, and expenses recognized directly in equity as required by IFRS.

Segment Reporting

An operating segment is a component of the Bank Group that engages in business activities from which it can earn revenues and incur expenses, whose operating results are regularly reviewed by the Chief Operating Decision Maker (that is, Management under the direct authority of the Board) to make decisions about resources to be allocated to the segment and assess its performance. Operating segments are identified and reported in a manner consistent with the internal reporting provided to Management and the Board. The measurement of segment assets, liabilities, income and expenses is in accordance with the Bank Group’s accounting policies.

Critical Accounting Judgments and Key Sources of Estimation

Uncertainty In the preparation of financial statements in conformity with IFRS, Management makes certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The most significant judgments and estimates are summarized below:

1)	Significant Judgments

The Bank’s accounting policies require that assets and liabilities be designated at inception into different accounting categories. Such decisions require significant judgment and relate to the following circumstances:

Fair Value through profit and loss: In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that such assets or liabilities meet the criteria for this classification.

Amortized cost and embedded derivatives: The Bank follows the guidance of IFRS 9 on classifying financial assets and those with embedded derivatives in their entirety as at amortized cost or fair value through profit or loss. In making this judgment, the Bank considers whether the cash flows of the financial asset are solely payment of principal and interest on the principal outstanding and classifies the qualifying asset accordingly without separating the derivative.

Consolidation: The Bank follows the guidance of IFRS 10 in ascertaining if there are any entities that it controls, and that may require consolidation.

Impairment losses on financial assets: The measurement of impairment losses under IFRS 9 across all categories of financial assets requires judgement, in particular, the estimation of the amount and timing of future cash flows and collateral values when determining impairment losses and the assessment of a significant increase in credit risk. These estimates are driven by a number of factors, changes in which can result in different levels of allowances. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

The Bank’s ECL calculations are outputs of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Elements of the ECL models that are considered accounting judgments and estimates include:

•	The Bank’s internal credit grading model, which assigns PDs to the individual grades.
•	The Bank’s criteria for assessing if there has been a significant increase in credit risk necessitating the loss allowance to be measured on a 12 month or lifetime ECL basis and the applicable qualitative assessment.
•	Development of ECL models, including the various formulas and the choice of inputs.
•	Determination of associations between macroeconomic scenarios and, economic inputs, such as unemployment levels and collateral values, and the effect on the probability of default, likely loss in the event of default, and exposure at default.
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•	Selection of forward-looking macroeconomic scenarios and their probability weightings, to derive the economic inputs into the ECL models.

2)	Significant Estimates

The Bank also uses estimates for its financial statements in the following circumstances:

Fair Value of Financial Instruments – The fair value of financial instruments that are not quoted in active markets is measured by using valuation techniques. Where valuation techniques (for example, models) are used to measure fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All valuation models are calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, valuation models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require Management to make estimates.

Changes in assumptions about these factors could affect the reported fair value of financial instruments. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability. The determination of what constitutes “observable” requires significant judgment by the Bank.

Post-employment Benefits – The present value of retirement benefit obligations is sensitive to the actuarial and financial assumptions used, including the discount rate. At the end of each year, the Bank determines the appropriate discount rate and other variables to be used to determine the present value of estimated future pension obligations. The discount rate is based on market yields of high-quality corporate bonds in the currencies comprising the Bank’s UA at the end of the year, and the estimates for the other variables are based on the Bank’s best judgment.

Change in Presentation and Comparative

In some cases, the Bank may in the current year, change the presentation of certain line items in the financial statements to enhance inter-period comparability. When such a change in presentation is made, the comparative information is also adjusted as may be necessary to reflect the new presentation.

Economic Outlook

The decline in economic growth and a projected global recession imply a gloomy 2023 outlook for economies recovering at varying degrees from the lingering effects of the COVID-19 pandemic. Global inflation has been stubbornly high, and Central Banks have raised interest rates sharply to curb its impact. Although this policy tightening has moderated price instability in some economies, it has worsened global financial conditions, triggering cost-of-living and cost-of-operations crises, and a slowdown in global economic activities. Geopolitical tensions have also caused a sharp rise in commodity prices and disrupted global supply chains, intensifying inflation and global distress.

Against this backdrop, the IMF forecasts a slowdown in global economic growth in 2023 to 2.9 percent from the 3.4 percent estimated for 2022, similar to 2023 low growth projected by the World Bank. The IMF also projected global inflation to moderate from 8.8 percent in 2022 to 6.6 percent in 2023, and further to 4.3 percent in 2024, but remain well above pre-COVID-19 pandemic levels of about of 3.5 percent. For most economies therefore, the priority is to contain inflation, whilst strengthening debt restructuring tools.

In Africa, most countries recorded economic growth of varying magnitude in 2022, except for incidents of economic contraction in a few countries. In the Bank’s “Africa’s Macroeconomic Performance and Outlook” released in January 2023, Africa’s GDP growth is projected to average about 4 percent in 2023 and 2024, higher than the projected world averages of 2.9 percent and 3.1 percent, respectively. The report identified the downside factors for Africa to include spillovers from rising geopolitical tensions, climate change risks, and the lingering impact of the COVID-19 pandemic, which have been amplified by the tightening global financial conditions and the associated increase in domestic debt service costs. These economic downside factors could put further pressure on exchange rates and keep debt vulnerabilities and domestic inflation elevated, threatening food and energy security in most African countries.

For Africa therefore, economic growth in 2023 and 2024 would require greater public policy attention to priority sectors (e.g., health, agriculture, power, and education) to contain the leftover effects of COVID-19, moderation of the tough monetary policies aimed at curbing the inflation, to reduce the cost of production and living, sound fiscal management policies to optimize public debt and development of adaptation strategies to minimize disruptions to livelihood from climate change. Despite headwinds in 2022, African economies remain resilient, with a stable economic outlook for 2023 and 2024.

From a financial reporting perspective, the known and estimable effects of the various global events have been recorded in these Financial Statements for the year ended 31 December 2022, manifesting in a significant increase in Net Income before distribution approved by the Board of Governors of UA 239.28 million compared to UA 96.55 million reported in the same period in 2021, representing a 147.83 percent YoY increase.

The synchronous increase in market interest rates by Central Banks, caused total interest income from loans and treasury investments in 2022 to increase by 43.41 percent (UA 214.46 million). However, this was accompanied by UA 282.94 million increase in interest expense, leading to a 16.19 percent (UA 68.48 million) decline in Net Interest Income on YoY basis.

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The global rise in market interest rates and other market variables also impacted the fair value of borrowings at FVTPL and related derivatives, leading to a gain of UA 88.90 million in 2022 reversing a loss of UA 111.21 million in 2021, a 179.94 percent increase YoY. Similarly, the better-than-expected exchange movements of the USD against the UA also caused currency translation gains to increase to UA 66.46 million compared to a loss of UA 1.47 million in 2021.

The lingering effects of the pandemic and associated risk parameters (changes in ECL estimation parameters of LGD and PD, higher inflation and interest rate, etc.) impacted the lending operations leading to an 11.20 percent YtD increase in reported ECLs. As a result, the ECL allowance increased by UA 96.12 million to UA 954.46 million in 2022 from UA 858.34 million as at 31 December 2021. The higher credit risk reflects a reduction in the capacity of borrowers to meet their maturing obligations (e.g., increased interest payments arising from the rising interest rates), raising concerns for delayed payments or defaults.

The projected financial market stability, moderation in inflation and market interest rate, and better global economic growth prospects may cause the Bank’s fair value and currency translation changes, credit risks and other performance indicators to remain reasonably stable in 2023 compared to 2022.

The Bank will continue to monitor and take appropriate actions to manage its business and financial risks, apply risk management adjustments on its exposures, and report the effects of the evolution of geopolitical tensions, leftover effects of COVID-19, and market conditions in its Financial Statements as they become known and estimable.

Event after the Reporting Period

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are authorized for issue, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date, but do not result in an adjustment of the financial statements themselves, are disclosed. For the year ended 31 December 2022, no events after the reporting period have been disclosed.

The Effect of New and Amended IFRSs

A number of new or amended standards became effective for annual periods beginning after 1 January 2022 and beyond with earlier application permitted. The Bank did not early adopt any of the new or amended standards in preparing these financial statements. None of these new/amended standards had any significant impact on the preparation of the financial statements for the year ended 31 December 2022. Details are provided below.

a)	New standards and amendments applicable from 1 January 2022
1.	Property, Plant and Equipment: Proceeds before intended use - Amendments to IAS 16 - The amendments to IAS 16 Property, Plant and Equipment (PPE) prevents the Bank from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the Bank is preparing the asset for its intended use. It also clarifies that the Bank is ‘testing whether the asset is functioning properly’ when it assesses technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment. The Bank will disclose separately the amounts of proceeds and costs relating to items produced that are not an output of the entity’s ordinary activities in the income statement.
2.	Reference to the Conceptual Framework- Amendments to IFRS 3 - These are minor amendments made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for Financial Reporting and to add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and IFRIC 21 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date.
3.	Onerous Contracts – Cost of Fulfilling a Contract Amendments to IAS 37: The amendment to IAS 37 clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognizing a separate provision for an onerous contract, the entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract. The amendment specifies which costs an entity includes when assessing whether a contract will be loss-making.

4.       Annual Improvements to IFRS Standards 2018–2020 - The following improvements were finalized in May 2020:

•	IFRS 9 Financial Instruments – clarifies which fees should be included in the 10 percent test for derecognition of financial liabilities.
•	IFRS 16 Leases – amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives.
•	IFRS 1 First-time Adoption of International Financial Reporting Standards – allows entities that have measured their assets and liabilities at carrying amounts recorded in their parent’s books to also measure any cumulative translation differences using the amounts reported by the parent. This amendment will also apply to associates and joint ventures that have taken the same IFRS 1 exemption.
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b)	New standards and amendments applicable from 1 January 2023 and beyond

The following standards and amendments had been issued but are mandatorily applicable for annual reporting periods beginning on or after 1 January 2023 and 2024. The Bank does not anticipate any significant impact on the adoption of these standards on its financial statements.

1.	IFRS 17 Insurance Contracts and amendments to IFRS 17 - Effective for annual periods beginning on or after 1 January 2023 (deferred from 1 January 2021). IFRS 17 was issued in July 2019 and establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires an entity to measure insurance contracts using updated estimates and assumptions that reflect the timing of cash flows and any uncertainty relating to insurance contracts. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner, thereby enhancing reporting for the benefit of both investors and insurance companies.
2.	Definition of Accounting Estimates – Amendments to IAS 8. Effective for annual periods beginning on or after 1 January 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. The IASB published ‘Definition of Accounting Estimates’, amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to help entities to distinguish between accounting policies and accounting estimates. The definition of a change in accounting estimates is replaced with a definition of accounting estimates, which are “monetary amounts in financial statements that are subject to measurement uncertainty.
3.	Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2 - Effective for annual periods beginning on or after 1 January 2023. The IASB amended IAS 1 Presentation of Financial Statements to require entities to disclose their material rather than their significant accounting policies. The amendments clarify that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements; and that if an entity discloses immaterial accounting policy information, such information shall not obscure material accounting policy information. Also, IFRS Practice Statement 2 was amended by adding guidance and examples to explain and demonstrate the application of the materiality process to accounting policy information.
4.	Classification of Liabilities as Current or Non-current - Amendments to IAS 1. Effective for annual periods beginning on or after 1 January 2024 (deferred from 1 January 2022). The final amendments to IAS 1 issued by the IASB in January 2020, clarifying that the classification of a liability as either current or non-current is based on the entity’s rights at the end of the reporting period. The amendments affect only the presentation of liabilities in the statement of financial position — not the amount or timing of recognition of any asset, liability income or expenses, or the information that entities disclose about those items.
5.	Lease Liability in a Sale and Leaseback - Amendments to IFRS 16. Effective for annual periods beginning on or after 1 January 2024. The IASB has now issued subsequent measurement requirements in IFRS 16 on accounting for sale and leaseback transactions. Previously IFRS 16 only included guidance on how to account for sale and leaseback transactions at the date of the transaction and not subsequently.
6.	ISSB exposure drafts on Sustainability Reporting

In March 2022, the International Sustainability Standards Board (ISSB) released their first two exposure drafts (EDs). The two EDs that have been released are:

•	ISSB ED/2022/S1: Proposed IFRS S1 General Requirements for Disclosure of Sustainability-related Financial Information (General Requirements ED), and
•	ISSB ED/2022/S2 Proposed IFRS S2 Climate-related Disclosures (Climate ED).

It is uncertain when the requirements proposed in the EDs will apply, because the effective date will only be determined when the standards are issued and adopted by jurisdictional authorities. However, the EDs propose permitting early adoption and also provide relief from disclosing comparative information in the year of adoption.

NOTE C – Risk Management Policies and Procedures

In carrying out its development mandate, the Bank seeks to maximize its capacity to assume core business risks resulting from its lending and investing operations while at the same time minimizing its non-core business risks (market risk, counterparty risk, liquidity risk, staff benefit plans risk and other operational risk) that are incidental but nevertheless unavoidable in the execution of its mandate.

As the Financial Conduct Authority (FCA) UK has discontinued the publishing of the London Interbank Offered Rate (LIBOR) used in setting floating or adjustable rates for loans, bonds, derivatives, and other financial instruments from the end of 2021, the Bank is committed to an orderly transition of all outstanding USD and other LIBOR linked contracts to their appropriate RFRs and completing the IBOR Transition project on before the 30 June 2023 cessation date. This LIBOR Transition Project is ongoing and further disclosures will be provided in the financial statements when the outstanding IBOR is eventually discontinued.

Refer to ‘Interest Rate Risk’ section below for details of the Bank’s LIBOR Transition Project.

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Risk Governance and Risk Appetite

The highest level of risk management oversight in the Bank is assured by the Board of Executive Directors, which is chaired by the President. The Board of Directors is committed to the highest standards of corporate governance. In addition to approving all risk management policies, the Board of Directors regularly reviews trends in the Bank’s risk profile and performance to ensure compliance with the underlying policies.

Four management level committees perform monitoring and oversight roles: The Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC), the Operations Committee (OPSCOM) and the Operational Risk Management Committee (ORMC). The ALCO is the oversight and control organ of the Bank’s finance and treasury risk management activities. It is the Bank’s most senior management forum on finance and treasury risk management issues and is chaired by the Vice President for Finance.

The CRC which is chaired by the Group Chief Risk Officer ensures effective implementation of the Bank’s credit policies and oversees all credit risk issues related to sovereign and non-sovereign operations. OPSCOM is chaired by the Senior Vice President and reviews all operational activities before they are submitted to the Board of Directors for approval. The ORMC—which has two co-chairs; Vice President, PTVP (People and Talent Management Complex) and the Group Chief Risk Officer—is a committee of representative business units across the Bank which exercises oversight over the Operational Risk Management Framework (ORMF) implementation process.

It provides a forum to facilitate monitoring, discussing and deciding on issues with policy implications related to operational risk management. ORMC meets on quarterly basis, the chairperson may also convene special meetings of the committee at any time. ORMC reports to Senior Management and subsequently to the Board of Directors (if necessary) on any significant operational risk issues that require top management attention.

The ALCO, CRC and OPSCOM meet on a regular basis to perform their respective oversight roles. Among other functions, the ALCO reviews regular and ad-hoc finance and treasury risk management reports, financial products and financial projections and approves proposed strategies to manage the Bank’s balance sheet. The CRC is responsible for end-to-end credit risk governance, credit assessments, portfolio monitoring and rating change approval, amongst other responsibilities. The ALCO and CRC are supported by several standing working groups that report on specific issues including country risk, non-sovereign credit risk, interest rate risk, currency risk, financial projections, and financial products and services.

The Group Chief Risk Officer, who reports directly to the President of the Bank, is charged with oversight over all credit, market and operational risk issues. However, the day-to-day operational responsibility for implementing the Bank’s financial and risk management policies and guidelines are delegated to the appropriate business units. The Financial Management Department and the office of the Group Chief Risk Officer are responsible for monitoring the day to-day compliance with those policies and guidelines. Day-to-day risks are managed through the three lines of defense approach where business units as primary risk takers constitute the first line of defense. The risk department act as the second line of defense while the audit department act as the third line of defense.

The degree of risk the Bank is willing to assume to achieve its development mandate is limited by its risk-bearing capacity. This institutional risk appetite is embodied in the Bank’s risk appetite statement, which articulates its commitment to maintain a prudent risk profile consistent with the highest credit rating. The Bank allocates its risk capital between non-core risks (up to 10 percent), with sovereign and non-sovereign lending and investing operations. The capital allocation for non-sovereign operations is up to 45 percent of the Bank’s risk capital. The Bank revises its credit risk model and inputs into the credit risk model in response to changes in risk and business environment in line with its credit risk management policies and governance control. Any changes are reflected prospectively from the date the revision to the credit risk model or input takes effect.

Policy Framework

The policies, processes and procedures by which the Bank manages its risk profile continually evolve in response to market, credit, product, and other developments. The guiding principles by which the Bank manages its risks are governed by the Bank’s Risk Appetite Statement, the Capital Adequacy Policy, the General Authority on Asset and Liability Management (the ALM Authority), the General Authority on the Bank’s Financial Products and Services (the FPS Authority) and the Bank’s Credit Policy and associated Credit Risk Management Guidelines.

The ALM Authority is the overarching framework through which Management has been vested with the authority to manage the Bank’s financial assets and liabilities within defined parameters. The ALM Authority sets out the guiding principles for managing the Bank’s interest rate risk, currency exchange rate risk, liquidity risk, authorized transactions, counterparty credit risk and operational risk. The ALM Authority covers the Bank’s entire array of ALM activities such as debt-funding operations and investment of liquid resources, including the interest rate and currency risk management aspects of the Bank’s lending and equity investment instruments.

The FPS Authority provides the framework under which the Bank develops and implements financial products and services for its borrowers and separate guidelines prescribe the rules governing the management of credit and operational risk for the Bank’s sovereign and non-sovereign loan, guarantee and equity investment portfolios.

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Under the umbrella of the FPS Authority and the ALM Authority, the President is authorized to approve and amend more detailed operational guidelines as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC) and the Operations Committee (OPSCOM).

The following sections describe in detail the manner in which the different sources of risk are managed by the Bank.

Credit Risk

Credit risk arises from the inability or unwillingness of counterparties to discharge their financial obligations. It is the potential for financial loss due to default of one or more debtors/obligors. Credit risk is by far the largest source of risk for the Bank arising essentially from its development lending and treasury operations.

The Bank manages three principal sources of credit risk: (i) sovereign credit risk in its public sector portfolio; (ii) non-sovereign credit risk in its portfolio of non-sovereign portfolio; and (iii) counterparty credit risk in its portfolio of treasury investments and derivative transactions used for asset and liability management purposes. These risks are managed within an integrated framework of credit policies, guidelines and processes, which are described in more detail in the sections that follow.

The Bank’s maximum exposure to credit risk before collateral received and other credit enhancements for 2022 and 2021 is as follows:

(UA thousands)

Assets	2022	2021
Cash	2,830,737	3,303,139
Demand obligations	1,143	1,142
Treasury investments at fair value	4,691,711	3,518,204
Treasury investments at amortized cost	7,020,916	6,275,696
Derivative assets	924,352	825,944
Accrued income and charges receivable on loans	501,710	223,319
Other accounts receivable	821,514	954,910
Loans	20,695,328	20,102,393

1)	Sovereign Credit Risk

When the Bank lends to the borrowers from its public sector window, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country’s inability or unwillingness to service its obligations to the Bank.

The Bank manages country credit risk through its policies related to the quality at entry of project proposals, exposure management, including individual country exposures and overall creditworthiness of the concerned country. These include the assessment of the country’s risk profile as determined by its macroeconomic performance, debt sustainability, socio-political conditions, the conduciveness of its business environment and its payment track record with the Bank. The Bank also applies a sanctions policy that imposes severe restrictions on countries that fail to honor their obligation to the Bank.

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Country Exposure in Borrowing Member Countries

The Bank’s exposures as at 31 December 2022 and 31 December 2021 from its lending activities to borrowing member countries as well as the private sector projects in those countries are summarized below:

Summary of loans as at 31 December 2022

(UA thousands)

Country	N° of loans	Total Loans*	Unsigned Loan Amounts	Undisbursed Balance	Outstanding Balance – Gross	% of Total Outstanding Loans
Algeria	1	646,495	—	—	646,495	3.02
Angola	8	1,364,506	—	514,749	849,757	3.97
Benin	3	184,929	—	161,816	23,113	0.11
Botswana	5	759,985	134,997	—	624,988	2.92
Burkina Faso	3	94,005	—	79,738	14,267	0.07
Cameroon	19	1,517,838	31,630	758,844	727,364	3.39
Cabo Verde	16	219,360	11,174	6,140	202,046	0.94
Congo	5	347,736	—	88,825	258,911	1.21
Côte d’Ivoire	16	1,209,884	—	620,207	589,677	2.75
Democratic Republic of Congo	6	33,308	—	—	33,308	0.16
Egypt	20	2,474,851	63,851	458,716	1,952,284	9.11
Equatorial Guinea	5	77,834	—	60,562	17,272	0.08
Eswatini	12	317,884	—	168,180	149,704	0.70
Ethiopia	2	133,695	—	68,298	65,397	0.31
Gabon	13	996,032	—	285,500	710,532	3.32
Kenya	17	1,547,986	50,283	578,806	918,897	4.29
Mauritius	6	366,918	—	—	366,918	1.71
Morocco	67	4,269,815	165,309	762,257	3,342,249	15.60
Namibia	13	1,012,143	—	148,875	863,268	4.03
Nigeria	15	2,043,991	100,688	761,888	1,181,415	5.51
Rwanda	7	580,731	—	376,591	204,140	0.95
Senegal	23	1,390,365	185,806	620,164	584,395	2.73
Seychelles	7	78,136	18,785	1,863	57,488	0.27
South Africa	10	1,349,163	—	197,445	1,151,718	5.37
Tanzania	9	1,007,604	121,329	567,784	318,491	1.49
Tunisia	40	2,651,771	—	670,336	1,981,435	9.25
Uganda	9	678,563	53,350	418,051	207,162	0.97
Zambia	10	372,408	—	123,995	248,413	1.16
Zimbabwe**	12	205,695	—	—	205,695	0.96
Multinational	2	148,071	148,071	—	—	—
Total Public Sector	381	28,081,702	1,085,273	8,499,630	18,496,800	86.32%
Total Private Sector	139	4,838,908	1,155,627	752,490	2,930,791	13.68%
Total	520	32,920,610	2,240,900	9,252,120	21,427,591	100%

* Excludes fully repaid loans and canceled loans. Trade finance and related guarantee exposures are also excluded.

** Countries in non-accrual status as at 31 December 2022. Slight differences may occur in totals due to rounding.

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Summary of loans as at 31 December 2021

(UA thousands)

Country	N° of loans	Total Loans*	Unsigned Loan Amounts	Undisbursed Balance	Outstanding Balance – Gross	% of Total Outstanding Loans
Algeria	1	703,042	—	—	703,042	3.40
Angola	8	1,359,963	—	524,129	835,834	4.05
Benin	3	187,235	—	186,018	1,217	0.01
Botswana	4	666,441	97,886	—	568,555	2.75
Burkina Faso	3	95,177	—	87,375	7,802	0.04
Cameroon	16	1,404,019	92,394	687,795	623,830	3.02
Cabo Verde	14	203,754	—	15,623	188,131	0.91
Congo	5	359,789	—	101,559	258,230	1.25
Côte d’Ivoire	15	1,104,953	33,940	673,970	397,043	1.92
Democratic Republic of Congo	6	101,069	—	—	101,069	0.49
Eswatini	11	304,981	151,945	60,905	92,131	0.45
Egypt	18	2,287,567	67,072	226,136	1,994,359	9.65
Equatorial Guinea	5	80,727	—	63,427	17,300	0.08
Ethiopia	2	128,395	—	74,325	54,070	0.26
Gabon	13	1,039,293	—	348,635	690,658	3.34
Kenya	14	1,368,132	—	705,673	662,459	3.21
Mauritius	7	377,537	—	—	377,537	1.83
Morocco	66	4,251,844	213,755	931,859	3,106,230	15.03
Namibia	12	1,030,960	—	204,655	826,305	4.00
Nigeria	14	1,924,731	353,103	440,988	1,130,640	5.47
Rwanda	6	481,340	—	289,871	191,469	0.93
Senegal	16	1,049,939	172,706	381,573	495,660	2.40
Seychelles	6	59,835	—	4,609	55,226	0.27
South Africa	10	1,533,421	61,136	147,512	1,324,773	6.41
Tanzania	8	859,762	—	633,357	226,405	1.10
Tunisia	40	2,764,825	84,001	569,356	2,111,468	10.22
Uganda	8	605,134	—	455,724	149,410	0.72
Zambia	10	371,096	—	171,726	199,370	0.96
Zimbabwe**	12	195,591	—	—	195,591	0.95
Multinational	1	52,251	52,251	—	—	—
Total Public Sector	354	26,952,803	1,380,189	7,986,800	17,585,814	85.11%
Total Private Sector	151	4,607,050	714,464	816,439	3,076,147	14.89%
Total	505	31,559,853	2,094,653	8,803,239	20,661,961	100.00%

* Excludes fully repaid loans and canceled loans. Trade finance and repayment guarantee related exposures are also excluded.

** Countries in non-accrual status as at 31 December 2021. Slight differences may occur in totals due to rounding.

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Balance Sheet Optimization Initiatives

Since 2018, in line with G20 calls to Multilateral Development Banks (MDBs) to optimize their balance sheets while mobilizing additional financial resources, the Bank has implemented Balance Sheet Optimization (BSO) initiatives aimed at (i) reducing concentration risk on the Bank’s sovereign and non-sovereign loan and guarantee portfolios; (ii) diversifying and crowding in investors into development finance and (iii) increasing the institution’s lending headroom. These initiatives involve the purchase of credit protection on defined sovereign and non-sovereign exposures, through Exposure Exchange Agreements (EEA), credit insurance and guarantee transactions, among other structures.

Since inception, BSO has become a valuable tool for recycling lending headroom to facilitate the Bank’s counter cyclical lending role especially during the pandemic which hit the globe towards the end of 2019, continued into 2022. The mainstreaming of BSO within the operations of the Bank was strengthened by the approval of the BSO Framework by the Board of Directors in June 2020.

Balance Sheet Optimization Initiatives – Sovereign

In this section, BSO initiatives transacted for the benefit of sovereign obligors are discussed. Other similar transactions impacting non-sovereign credit exposures are described under Non-Sovereign Credit Risk.

Exposure Exchange Agreement

The Exposure Exchange Agreement (EEA) was the first sovereign BSO transaction completed by the Bank, as part of efforts at the time to reduce sovereign concentration risk and increase lending headroom. Concluded in 2015, it involves an EEA between the African Development Bank, the Inter-American Development Bank (IADB) and the World Bank (IBRD), all AAA-rated entities.

An EEA involves a simultaneous exchange of equivalent credit risk on defined reference portfolios of sovereign exposures, subject to each participating MDB retaining a minimum of 50 percent of the total exposure to each country that is part of the EEA. The EEA has a final maturity in 2030 with linear annual reduction of the notional amounts starting from 2025.

Under the EEA, the MDB that originates the sovereign loans and buys protection continues to be the lender of record. An exposure exchange in no way affects the application of the normal sovereign sanctions policies by the buyer of protection. Purchased or sold credit protection pays out only upon the occurrence of certain credit events with respect to any sovereign borrower in the reference portfolio.

When the default event is resolved, payments made under an exposure exchange are returned to the seller of protection.

The Bank accounts for exposures arising from the EEAs and similar transactions as financial guarantee contracts, in accordance with IFRS 9, as described in Note B.

The counterparty credit exposure that can arise from the purchase or sale of protection, under the MDB exposure exchange, is limited given the AAA credit ratings of the Bank’s counterparties.

The table below presents the countries and notional amounts of credit protection contracted under the EEA;

(USD millions)

Protection Purchased				Protection Sold
World Bank		Inter-American Development Bank		World Bank		Inter-American Development Bank

Angola	213.71	Angola	85.00	Albania	126.00	Argentina	750.00
Botswana	225.00	Egypt	720.00	China	128.18	Brazil	820.00
Gabon	150.00	Morocco	990.00	India	450.00	Ecuador	303.20
Namibia	49.00	Nigeria	95.00	Indonesia	475.32	Mexico	800.00
Nigeria	100.00	Tunisia	990.00	Jordan	13.00	Panama	206.80
South Africa	850.00			Pakistan	10.21
				Romania	185.00
				Türkiye	200.00
TOTAL	1,587.71	TOTAL	2,880.00	TOTAL	1,587.71	TOTAL	2,880.00

Credit Insurance

Other than the EEA described above, the Bank also purchases credit insurance protection and Partial Credit Guarantee (PCG) that covers the obligations of one or more of its sovereign borrowers. No default events have occurred on any sovereign exposures covered (either for the counterparties for which credit protection was purchased or sold) under the exposure exchanges or the

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credit insurance transaction as of 31 December 2022. The Bank continues to expect full recovery of its sovereign and sovereign- guaranteed exposures covered.

In October 2022, the Room 2 Run Sovereign (R2RS) transaction with the UK’s Foreign Commonwealth and Development Office (FCDO) and three private insurers from the Lloyd’s market provided the Bank with an estimated additional USD 2 billion in new lending capacity for climate finance. R2RS is a BSO initiative to increase the efficient use of the Bank’s risk capital by hedging its portfolio credit risk and thereby creating additional headroom for the Bank’s operations. It is a purely synthetic transaction meaning that the Bank remains the lender of record of the covered loans and guarantees in the reference portfolio. The transaction was launched as part of a multi-prong approach to improve the overall risk profile of the Bank’s assets from BBB with the goal of contributing towards achieving a standalone AAA rating. In addition to this primary objective, R2RS has a secondary finance mobilization goal to create new pathways that enable Africa’s development projects to benefit from new sources of private capital. Specifically, R2R Sovereign is a credit protection of up to USD 2 billion on a notional reference portfolio of exposure to eleven (11) regional member countries, selected from its portfolio of sovereign loans to African countries eligible to borrow from the Bank’s non-concessional window. The Guarantor is the United Kingdom as represented by the FCDO . The three commercial insurers consist of XL Insurance Company SE, Axis Specialty London and HDI Global Specialty SE. Each of the counterparties would cover credit risk associated with non-payment of principal repayments on a selected portfolio of the Bank’s sovereign exposures. Insurers will share in the risk of default up to USD 400 million on a pro rata basis with the Bank (first loss tranche) in the first loss position while FCDO will share in the risk of default up to USD 1.6 billion on a pro rata basis with the Bank once the first loss tranche is completely depleted (assumes a second loss tranche).

Room 2 Run Sovereign transaction which at inception improved the Bank’s Risk Capital Utilization Rate (RCUR) by 5.1 percent and the Weighted Average Risk Rating (WARR) by 0.2 percent also strengthens S&P’s main capital adequacy metric, the Risk Adjusted Capital ratio by 1.5 percent, which represents an important buffer to further strengthen the Bank’s risk bearing capacity.

The total notional amount of credit protection, including insurance, purchased and or sold, on the underlying single referenced sovereign entities stood at UA 3.36 billion (USD 4.47 billion equivalent) as at 31 December 2022 and UA 3.20 billion as at 31 December 2021 (USD 4.47 billion equivalent). The notional amount of credit protection in USD terms remained stable, as no new credit protections was purchased during the 2022 financial year.

Systematic Credit Risk Assessment

The foundation of the Bank’s credit risk management is a systematic credit risk assessment framework that builds on scoring, models and their associated risk factors that have been optimized for the predictive power of the rating parameters and to better align with widely-used rating scales. The Bank measures credit risk using a 22 grade rating scale that is calibrated against probabilities of default using the master rating scale developed for the Global Emerging Markets (GEMs) consortium.

The credit ratings at the sovereign level are derived from an assessment of five risk indices covering macroeconomic performance, debt sustainability, socio-political factors, business environment and the Bank’s portfolio performance. These five risk indices are combined to derive a composite country risk index which is translated into credit risk rating for sovereign counterparties. The CRC reviews the country ratings on a quarterly basis to ensure that they reflect the expected risk profiles of the countries. The CRC also assesses whether the countries are in compliance with their country exposure limits and approves changes in loss provisioning, if required.

  The following table presents the Bank’s internal measurement scales compared with the international rating scales:

International Ratings
Risk class	Revised Rating Scale Assessment	S&P — Fitch	Moody’s	Assessment
Very Low Risk	1+	A+ and above	A1 and above	Excellent
	1	A	A2
	1-	A-	A3
	2+	BBB+	Baa1	Strong
	2	BBB	Baa2
	2-	BBB-	Baa3
Low Risk	3+	BB+	Ba1	Good
	3	BB	Ba2
	3-	BB-	Ba3

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International Ratings
Risk class	Revised Rating Scale Assessment	S&P — Fitch	Moody’s	Assessment
Moderate Risk	4+	B+	B1	Satisfactory
	4	B	B2
4-
	5+	B-	B3	Acceptable
5
High Risk	5-	CCC+	Caa1	Marginal
6+
	6	CCC	Caa2	Special attention
6-
Very High Risk	7	CCC-	Caa3	Substandard
8
	9	CC	Ca	Doubtful
	10	C	C	Loss

Portfolio Risk Monitoring

The weighted average risk rating of the Bank’s sovereign and sovereign-guaranteed portfolio was 3.15 at the end of 31 December 2022, compared with 3.37 as of 31 December 2021.

The table below shows the breakdown of the Bank’s sovereign portfolio across the five risk categories.

	Risk Profile of the Sovereign Portfolio
	Very Low Risk	Low Risk	Moderate Risk	High Risk	Very High Risk
2022	40%	19%	34%	6%	1%
2021	34%	18%	39%	8%	1%
2020	39%	18%	31%	11%	1%
2019	47%	27%	22%	2%	2%
2018	51%	26%	20%	3%	—

 It is the Bank’s policy that if the payment of principal, interest or other charges with respect to any Bank Group sovereign guaranteed credit becomes 30 days overdue, no new loans to that member country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loan be signed, until all arrears are cleared. Furthermore, for such countries, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. These countries also become ineligible in the subsequent billing period for a waiver of 0.5 percent on the commitment fees charged on qualifying undisbursed loans.

Although the Bank benefits from the advantages of its preferred creditor status and rigorously monitors the exposure on non- performing sovereign borrowers, some countries have experienced difficulties in servicing their debts to the Bank on a timely basis. The Bank estimate ECLs on its sovereign loan portfolio in accordance with IFRS 9. During 2022, the Bank revised its LGD model for the sovereign loans portfolio developed in accordance with the best practices of the sector and the Bank’s Model Risk Management (MRM) guidelines. This model replaces the one implemented at the first application of the IFRS 9 impairment rules and allows for a lower dependence on the Effective Interest Rate (EIR) and its high volatility. The revised LGD is now based on an average Effective Interest Rate for the risk class rather than the Effective Interest Rate per contract.

The revised model has been refined by integrating an estimate of the recovery costs and a floor to capture its value. This allows a more global understanding of the average recoveries and captures the adjustment factors linked to the macroeconomic and geopolitical environment specific to each counterparty. It also takes into account the recommendations of Moody’s Analytics on the Bank’s capital adequacy framework (CADF).

In line with the MRM framework, this revised model has been validated by the CRC. The Bank will conduct periodic review of this revised model or in the event of a substantial change in the economic environment in line with its risk management .

To cover potential losses related to credit, the Bank maintains a prudent risk capital cushion for credit risks. The Bank’s capital adequacy policy articulates differentiated risk capital requirements for public sector and private sector credit-sensitive assets, as well as for contingent liabilities (guarantees and client risk management products) in each risk class.

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Risk capital requirements are generally higher for private sector operations which have a higher probability of default and loss given default than public sector operations. At the end of December 2022, the Bank’s sovereign loan and guarantee portfolio used up to 34.92 percent (2021: 60 percent) of the Bank’s total risk capital based on the Bank’s capital adequacy framework. The Bank defines risk capital as the sum of paid-in capital net of exchange adjustments, plus accumulated reserves adjusted by the gain on financial assets at FVOCI, unrealized loss/gain on fair-valued borrowings arising from “own credit” and any shortfall of the stock of provisions to expected losses. Callable capital is not included in the computation of risk capital.

2)	Non-Sovereign Credit Risk

When the Bank lends to its borrowers from the private sector, it does not benefit from sovereign guarantees. The Bank may also provide financing to creditworthy commercially oriented entities that are publicly owned, without a sovereign guarantee.

To measure the credit risk of non-sovereign projects or facilities, the Bank uses several models to score the risk of every project at entry. These models are tailored to the specific characteristics and nature of the transactions and the outputs are mapped to the Bank’s credit risk rating scale.

The Bank is also exposed to some of its borrowers on account of trade finance and repayment guarantees for an amount of UA

159.44 million (31 December 2021: UA 537.9 million) of which UA 86.06 million (31 December 2021: UA 93.19 million) is related to trade finance as at 31 December 2022.

Non-sovereign transactions are grouped into the following four main categories: project finance; corporate finance; financial institutions and private equity funds. The weighted-average risk rating was 4.18 at the end of December 2022 compared with

4.65 at the end of 2021.

The distribution of the non-sovereign portfolio across the Bank’s five credit risk classes is shown in the table below.

	Risk Profile of the Non-Sovereign Portfolio
	Very Low Risk	Low Risk	Moderate Risk	High Risk	Very High Risk
2022	18%	16%	34%	14%	18%
2021	9%	19%	43%	12%	17%
2020	17%	21%	36%	15%	11%
2019	18%	22%	41%	12%	7%
2018	21%	22%	38%	15%	4%

To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a risk capital cushion for non-sovereign credit risks derived from the Bank’s Economic Capital model which uses internally developed risk parameters (Internal Rating Based – (IRB)).

At the end of December 2022, the Bank’s non-sovereign portfolio represented 4.58 percent (2021: 18 percent) of the Bank’s total loan portfolio. This level is below the limit of 45 percent for total non-sovereign operations. Out of the Bank’s non-sovereign portfolio, equity participations required as risk capital, approximately 9.86 percent (2021:11.5 percent) of the Bank’s total on- balance sheet risk capital sources. This is below the internal limit of 15 percent established by the Board of Governors for equity participations.

Credit Exposure Limits

The Bank operates a system of exposure limits to ensure an adequately diversified portfolio at any given point in time. The Bank manages credit risk at the global country exposure limit (combined sovereign-guaranteed and non-sovereign portfolios) by ensuring that in aggregate, the total risk capital utilization of any country does not exceed 15 percent of the Bank’s total risk capital. This threshold and other determinants of country limit are articulated in the Bank’s capital adequacy framework and Risk Appetite Statement.

The credit exposure on the non-sovereign portfolio is further managed by regularly monitoring the exposure limit with regard to the specific industry/sectors, equity investments and single obligor. In addition, the Bank generally requires a range of collateral (security and/or guarantees) from project sponsors to partially mitigate the credit risk for direct private sector loans.

Balance Sheet Optimization Initiatives – Non-Sovereign

As in the case of sovereign credit exposures, the Bank has entered into BSO initiatives covering its non-sovereign loan and guarantee portfolio aimed at (i) reducing credit risk, (ii) addressing concentration and other prudential ratio limits and (iii) and increasing lending headroom. These initiatives involve, among other structured finance facilities, assets sell downs, credit insurance, financial guarantees and, synthetic securitization transactions, on defined non-sovereign exposures. Under the BSO credit protection purchased on its non-sovereign credit exposures, the Bank will be compensated for losses arising from credit default by the counterparty in the reference non-sovereign portfolio. As the originator of the qualifying transactions and

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protection buyer, the Bank remains the lender of record. In line with the substance, the transactions are accounted for as financial guarantee contracts.

Specific BSO initiatives undertaken by the Bank covering its non-sovereign obligors are described below.

Private Sector Credit Enhancement Facility

The Bank enters into risk participation agreements for the primary purpose of promoting Private Sector Operations (PSOs) in certain countries by inviting other entities to participate in the risks of such PSOs. The PSF is one of such initiatives.

The Private Sector Credit Enhancement Facility (PSF) was established in 2015, as an independent special purpose vehicle managed by the African Development Fund, to absorb risk on selected non-sovereign loans issued by the Bank in low-income countries at origination. The PSF is operated to maintain a risk profile equivalent to an investment-grade rating and absorbs risk using a risk participation agreement structure. The Bank has purchased credit enhancement from the PSF for some of its non- sovereign loans. As at 31 December 2022, the notional amounts of non-sovereign loans covered by the PSF stood at UA 266.48 million (31 December 2021: UA 275.86 million).

Synthetic Securitization and Credit Insurance

These BSO initiatives include the purchase of credit protection for the Bank through synthetic securitization and credit insurance and guarantees amounted to UA 1.80 billion (31 December 2021: UA 1.14 billion).

On 2 December 2021, the Affirmative Financing Action for Women in Africa (AFAWA) Risk Sharing Mechanism (RSM) became fully operational and effective both on the side of the risk participation agreement (RPA) counter guarantee from France and the Netherlands and the Bank’s Partial Credit Guarantee (PCG) to the African Guarantee Fund (AGF), the initiative’s implementation partner for Phase I. This means that guarantee transactions booked by AGF in support of commercial bank lending to female led entrepreneurs will be eligible for coverage by the Bank and that the expected leverage impact towards mobilizing up to USD 2 billion in lending is fully operationalized.

Non-Sovereign Pipeline BSO

In 2021, on the sidelines of the Conference of the Parties (COP) 26 event, the intent of the Room 2 Run Sovereign (R2R-S) transaction with the United Kingdom’s Foreign Commonwealth and Development Office (FCDO) and Africa Trade Insurance (ATI) was announced. The objective of the structure is to support additional on-lending of up to USD 1.8 billion towards climate relevant transactions, while attracting the participation of the London-based Lloyd’s market to risk participate in ADB’s sovereign loan portfolio. The BSO transaction was completed in October 2022.

In October 2021, the Mozambique LNG transaction credit insurance transaction was approved by the Board of Directors. This private sector credit insurance shall cover a portion of the Bank’s USD 400 million debt facility to the Mozambique LNG Project, approved in 4Q2019. Two insurers rated AA- and A- will cumulatively take on a total exposure of USD 120 million, which represents 30 percent insurance cover on the transaction, thereby helping to unlock up to USD 113 million in additional lending capacity towards non-sovereign transactions.

In September 2022, the Bank signed the Lusophone Compact Guarantee for EUR 400 million in support of private sector projects in Portuguese-speaking countries in Africa and the Reference Portfolio onboarding is ongoing. The Lusophone Compact provides a strategic development framework for the private sector to accelerate growth that is inclusive, sustainable, and diversified, by crowding in private sector-driven investments targeting transformative investment opportunities in the PALOP countries. The Initiative is anchored on three pillars: (i) Risk mitigation instruments to unlock investments; (ii) Financing for Investments; and (iii) Technical Assistance for private and PPP projects. The Lusophone Compact Guarantee with a maturity of 15 years allows the Bank to receive cover on private sector transactions in PALOP countries for up to 85% of the principal on an on-demand basis.

The overall total notional BSOs outstanding on all relevant underlying single non-sovereign reference entities stood at UA 2.07 billion as at 31 December 2022 (31 December 2021: UA 1.42 billion)

Under the BSO credit protection purchased on its non-sovereign credit exposures, the Bank will be compensated for losses arising from credit default by the counterparty in the reference non-sovereign portfolio. As the originator of the qualifying transactions and protection buyer, the Bank remains the lender of record. In line with the substance of the transactions, BSOs are accounted for as financial guarantee contracts in the financial statements of the Bank.

3)	Counterparty Credit Risk

In the normal course of business, and beyond its development related exposures, the Bank utilizes various financial instruments to meet the needs of its borrowers, manage its exposure to fluctuations in market interest and currency rates, and to temporarily invest its liquid resources prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Bank. Given the nature of the Bank’s business, it is not possible to completely eliminate counterparty credit risk. However, the Bank minimizes this risk by executing hedging transactions within a prudential framework of approved counterparties, minimum credit rating standards, counterparty exposure limits, and counterparty credit risk mitigation measures.

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Counterparties must meet the Bank’s minimum credit rating requirements and are approved by the Bank’s Vice President for Finance. For local currency operations, less stringent minimum credit rating limits are permitted in order to provide adequate availability of investment opportunities and derivative counterparties for implementing appropriate risk management strategies. The ALCO approves counterparties that are rated below the minimum rating requirements.

Counterparties are classified as investment counterparties, derivative counterparties, and trading counterparties. Their ratings are closely monitored for compliance with established criteria.

For trading counterparties, the Bank requires a minimum short-term credit rating of -A-2/P-2/F-2 for trades settled under delivery versus payment (DVP) terms and a minimum long-term credit rating of A/A2 for non-DVP-based transactions.

The following table details the minimum credit ratings for authorized investment counterparties:

Maturity
	6 months	1 year	5 years	10 years	15 years	30 years
			A/A2		AA-/Aa3	AAA/Aaa
Government	Maximum remaining maturity of 5 years in the trading portfolios and 10 years in the held at amortized cost portfolio for SDR denominated securities rated A+/A1 or below
Government agencies and supranational		A/A2			AA-/Aa3	AAA/Aaa
Banks	A/A2		AA-/Aa3	AAA/Aaa
Corporations including non-bank financial institutions	A/A2		AA-/Aa3	AAA/Aaa
Mortgage-Backed Securities (MBS)/Asset Backed Securities (ABS)	AAA Maximum legal maturity of 50 years. Also, the maximum weighted average life for all ABS/MBS at the time of acquisition shall not exceed 5 years.

 The Bank may also invest in money market mutual funds with a minimum rating of AA-/Aa3 and enter into collateralized securities repurchase agreements.

The Bank uses derivatives in the management of its borrowing portfolio and for asset and liability management purposes. As a rule, the Bank executes an International Swaps and Derivatives Association (ISDA) master agreement and netting agreement with its derivative counterparties prior to undertaking any transactions. Derivative counterparties are required to be rated AA-/ Aa3 or above by at least two approved rating agencies or at least A-/A3 for counterparties with whom the Bank has entered into a collateral exchange agreement. Lower rated counterparties may be used exceptionally for local currency transactions. These counterparties require ALCO approval. Approved transactions with derivative counterparties include swaps, forwards, options and other over-the-counter derivatives.

Daily collateral exchanges enable the Bank to maintain net exposures to acceptable levels. The Bank’s derivative exposures and their credit rating profiles are shown in the tables below:

(Amounts in UA millions)

	Derivatives			Credit Risk Profile of Net Exposure
	Notional Amount	Fair Value*	Net Exposure**	AAA	AA+ to AA-	A+ and lower
2022	36,803	104	15	—	—	100%
2021	38,502	295	28	—	1%	99%
2020	29,804	884	115	—	1%	99%
2019	27,837	593	84	—	11%	89%
2018	27,399	213	52	—	16%	84%

* Fair value before collateral.

** After collateral received in cash or securities.

In addition to the minimum rating requirements for derivative counterparties, the Bank operates within a framework of exposure limits to different counterparties based on their credit rating and size, subject to a maximum of 12 percent of the Bank’s total risk capital (equity and reserves) for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements (BIS) potential future exposure methodology and monitored regularly against the Bank’s credit limits after considering the benefits of any collateral.

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The financial assets and liabilities that are subject to offsetting, enforceable master netting arrangement are summarized below:

Financial Assets Subject to Offsetting, Enforceable Master Netting Arrangements and Similar Agreements

(UA millions)

				Related Amounts not Set Off in the Statement of Financial Position
	Gross Amounts of Recognized Financial Assets	Gross Amounts of Recognized Financial Liabilities Set Off in the Balance Sheet	Net Amounts of Financial Assets Presented in the Balance Sheet	Financial Instruments	Collateral Received	Net Amount
2022	144	(40)	104	—	(89)	15
2021	526	(280)	246	—	(347)	(101)
2020	1,474	(590)	884	—	(849)	35
2019	1,057	(521)	536	—	(576)	(40)
2018	390	(177)	213	—	—	213

Financial Liabilities Subject to Offsetting, Enforceable Master Netting Arrangements and Similar Agreements

(UA millions)

				Related Amounts not Set Off in the Statement of Financial Position
	Gross Amounts of Recognized Financial Liabilities	Gross Amounts of Recognized Financial Liabilities Set Off in the Balance Sheet	Net Amounts of Financial Assets Presented in the Balance Sheet	Financial Instruments	Cash Collateral Pledged	Net Amount
2022	2,754	(742)	2,012	—	—	2,012
2021	661	(279)	382	—	—	382
2020	145	(41)	104	—	—	104
2019	225	(29)	196	—	—	196
2018	941	(384)	557	—	—	557

The credit exposure of the investment and related derivative portfolio continues to be dominated by highly rated counterparties as shown in the table below.

	Credit Risk Profile of the Investment Portfolio
	AAA	AA+ to AA-	A+ and lower
2022	46%	39%	15%
2021	51%	36%	13%
2020	54%	36%	10%
2019	50%	38%	12%
2018	49%	41%	10%

To cover potential unexpected credit losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for counterparty credit.

At the end of December 2022, the capital consumption attributable to the Bank’s counterparty credit portfolio including all investments and derivative instruments stood at 3.51 percent (2021: 2.5 percent) of the Bank’s total risk capital.

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Expected Credit Risk

Definition of default

The definition of default for the purpose of determining ECLs considers indicators that the debtor is unlikely to pay its material credit obligation to the Bank which is past due for more than 90 days for non-sovereign counterparties and 180 days for sovereign counterparties.

The Bank rebuts the IFRS 9’s 90 days past due rebuttable presumption in the Bank’s sovereign loan portfolio because the Sanction policy of the Bank defines a non-accrual loan or non-performing loan as a loan that is at least 180 days past due. This is also the current practice in other Multilateral Development Banks. The recovery rate for loans that are less than 180 days past due is much higher than loans that are at least 180 days past due.

The Bank considers default from the standpoint that the obligor is unlikely to pay its credit obligations to the Bank without recourse by the Bank to actions such as realizing security.

Modifications of financial assets and financial liabilities

The contractual terms of a loan may be modified for a number of reasons, including changing market conditions, customer retention and other factors not related to a current or potential credit deterioration of the customer. An existing loan whose terms have been modified may be derecognized and the renegotiated loan recognized as a new loan at fair value in accordance with the Bank’s accounting policy. When the terms of a financial asset are modified, and the modification does not result in derecognition, the determination of whether the assets credit risk has increased is based on applicable criteria at the reporting date.

If the terms of a financial asset are modified, the Bank considers whether the cash flows arising from the modified asset are substantially different. If it is substantially different, then the contractual rights to cash flows from the original financial asset are deemed to have expired. In this instance, a new financial asset is recognized at fair value while the original financial asset is derecognized. If the cash flows of the modified asset are not substantially different, then the modification does not result in derecognition of the financial asset. In this case, the Bank recognizes a modification gain/loss in the statement of profit or loss as the difference between the gross carrying amount prior to the modification and the gross carrying amount.

Measurement and recognition of expected credit loss

ECLs are calculated by multiplying three main components, being the probability of default (PD), loss given default (LGD) and exposure at default (EAD), discounted at the appropriate effective interest rate (EIR) on the reporting date.

These parameters are generally derived from internally developed statistical models and other historical data. They are adjusted to reflect forward-looking information as described above.

PD estimates are estimates at a certain date, which are calculated based on statistical rating models, and assessed using rating tools tailored to the various categories of counterparties and exposures. These statistical models are based on internally compiled data comprising both quantitative and qualitative factors. Where it is available, market data may also be used to derive the PD for large corporate counterparties. If a counterparty or exposure migrates between ratings classes, then this will lead to a change in the estimate of the associated PD.

LGD is the magnitude of the likely loss if there is a default. The Bank estimates LGD parameters based on the history of recovery rates of claims against defaulted counterparties. The LGD models consider the structure, collateral, seniority of the claim, counterparty industry and recovery costs of any collateral that is integral to the financial asset. LGD estimates are recalibrated for different economic scenarios to reflect possible changes in relevant prices. They are calculated on a discounted cash flow basis using the effective interest rate as the discounting factor.

EAD represents the expected exposure in the event of a default. The Bank derives the EAD from the current exposure to the counterparty and potential changes to the current amount allowed under the contract including amortization. The EAD of a financial asset is its gross carrying amount. For financial guarantees, the EAD includes the amount drawn, as well as potential future amounts that may be drawn under the contract, which are estimated based on historical observations and forward-looking forecasts. For some financial assets, EAD is determined by modeling the range of possible exposure outcomes at various points in time using scenario and statistical techniques.

As described above, and subject to using a maximum of a 12-month PD for financial assets for which credit risk has not significantly increased, the Bank measures ECL considering the risk of default over the maximum contractual period (including any borrowers extension options) over which it is exposed to credit risk, even if, for risk management purposes, the Bank considers a longer period. The maximum contractual period extends to the date at which the Bank has the right to require repayment of an advance or terminate a loan commitment or guarantee.

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Where modelling of a parameter is carried out on a collective basis, the financial instruments are grouped on the basis of shared risk characteristics that include:

•	Instrument type;
•	Credit risk grading;
•	Date of initial recognition;
•	Remaining term to maturity;
•	Industry; and
•	Geographic location of the borrower.

The groupings are subject to regular review to ensure that exposures within a particular group remain appropriately homogeneous. For portfolios in respect of which the Bank has limited historical data, external benchmark information is used to supplement the internally available data.

Assessment of significant increase in credit risk

When determining whether the risk of default has increased significantly since initial recognition, the Bank considers both quantitative and qualitative information and analysis based on the Bank’s historical experience and expert credit risk assessment, including forward looking information that is available without undue cost or effort.

Despite the foregoing, the Bank assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. The Bank considers a financial asset to have low credit risk when it has an internal or external credit rating of BB- equivalent or better.

For financial guarantee contracts, the date that the Bank becomes a party to the irrevocable commitment is considered to be the date of initial recognition for the purposes of assessing the financial instrument for impairment. In assessing whether there has been a significant increase in the credit risk since initial recognition of a financial guarantee contract, the Bank considers the changes in the risk that the specified debtor will default on the contract.

The Bank regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

Incorporation of forward-looking information

The Bank’s Credit Risk Committee considers a range of relevant forward-looking macroeconomic scenarios assumptions for the determination of unbiased general industry adjustments and any related specific industry adjustments that support the calculation of ECLs. The Committee consists of senior executives from risk, finance and operations functions. Relevant regional and industry specific adjustments are applied to capture variations from general industry scenarios. These reflect reasonable and supportable forecasts of future macroeconomic conditions that are not captured within the base ECL calculations. Macroeconomic factors taken into consideration include, but are not limited to gross domestic product, gross capital formation, government’s revenue, government’s debts, current account balance and lending rates. These require an evaluation of both the current and forecast direction of the macroeconomic cycle.

Incorporating forward-looking information increases the degree of judgement required as to how changes in these macroeconomic factors will affect ECLs. The methodologies and assumptions including any forecasts of future economic conditions are reviewed regularly.

Calculation of expected credit loss

The Bank calculates ECLs based on three probability-weighted macroeconomic scenarios. The three scenarios are: base case, optimistic and pessimistic. Each of these is associated with different probability of default parameters and different weight. These parameters are generally derived from internally developed statistical models combined with historical, current and forward- looking macroeconomic data.

For accounting purposes, the 12-month and lifetime PD used are the point-in-time forward-looking probability of a default over the next 12 months and remaining lifetime of the financial instrument, respectively, based on conditions existing at the balance sheet date and future economic conditions under different macroeconomic scenario that affect credit risk. The LGD represents expected loss conditional on default, taking into account the mitigating effect of collateral, its expected value when realized and the time value of money. The EAD represents the expected exposure at default, taking into account the repayment of principal and interest from the balance sheet date to the default event together with any expected drawdown of a facility. The 12-month ECL is equal to the discounted sum over the next 12 months of the marginal PD multiplied by the LGD and EAD. Lifetime ECL is calculated using the discounted sum of marginal PD over the full remaining life multiplied by the LGD and EAD.

The Bank will continue to assess and update the parameters used in the ECL model on an ongoing basis to reflect its loss and recovery experiences and changes in the macroeconomic variables.

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Amounts arising from expected credit losses

IFRS 9 requires the recognition of 12-month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), and lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2) or which are credit impaired (stage 3).

Impairment of Financial Instruments by Stage

The table below presents a breakdown of impairment allowance based on stage allocation and asset classification as at 31 December 2022 and 31 December 2021.

Table 1.1: Impairment on loans and other debt instruments measured at amortized cost by stage

As at 31 December 2022

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Loan at amortized cost	157,107	115,058	460,098	732,263
Interest receivables	4,720	3,962	212,737	221,419
Treasury investments	270	—	—	270
Guarantees	491	13	—	504
Total impairment as at 31 December 2022	162,588	119,033	672,835	954,456

As at 31 December 2021 (UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Loan at amortized cost	76,803	49,555	433,210	559,568
Interest receivables	1,839	2,437	292,821	297,097
Treasury investments	298	—	—	298
Guarantees	1,304	72	—	1,376
Total impairment as at 31 December 2021	80,244	52,064	726,031	858,339

The table below presents an analysis of loans – sovereign and non-sovereign – at amortized cost by gross exposure, impairment allowance and coverage ratio at 31 December 2022 and 31 December 2021.

Table 1.2: Reconciliation of ECL allowance recognized in the Income Statement

ECL impairment on Loan principal and interest for 31 December 2022

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	78,642	51,992	726,031	856,665
Charge/(write-back) for the year	83,185	67,028	(53,196)	97,017
Closing 31 December 2022	161,827	119,020	672,835	953,682

Charge/(write-back) for the year 2021	(22,734)	(16,835)	64,538	24,969

ECL impairment on Treasury Investments for 31 December 2022

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	298	—	—	298
Charge/(write-back) for the year	(28)	—	—	(28)
Closing 31 December 2022	270	—	—	270

Charge for the year 2021	65	—	—	65

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ECL impairment on Financial Guarantees for 31 December 2022

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	1,304	72	—	1,376
Charge/(write-back) for the year	(813)	(59)	—	(872)
Closing 31 December 2022	491	13	—	504

Charge for the year 2021	92	72	—	164

The table below presents an analysis of loans – sovereign and non-sovereign – at amortized cost by gross exposure, impairment allowance and coverage ratio at 31 December 2022 and 31 December 2021.

Table 1.3: Analysis of loans at amortized cost, impairments and ECL coverage ratio1

As at 31 December 2022

(UA millions)

	Gross exposure				Impairment allowance*
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loan Principal	19,257	1,465	706	21,428	157.11	115.06	460.10	732.27
Non-Sovereign	1,942	489	499	2,930	50.36	35.07	378.06	463.49
Sovereign	17,315	976	207	18,498	106.75	79.99	82.04	268.78
Interest receivables	222	17	406	645	4.72	3.97	212.74	221.43
Non-Sovereign	37	9	65	111	2.69	2.18	73.60	78.47
Sovereign	185	8	341	534	2.03	1.79	139.14	142.96
Total Loans	19,479	1,482	1,112	22,073	161.83	119.03	672.84	953.70
Guarantees	88	1	—	89	0.49	0.01	—	0.50
Non-Sovereign	24	1	—	25	0.19	0.01	—	0.20
Sovereign	64	—	—	64	0.30	—	—	0.30
Treasury Investments	7,010	—	—	7,010	0.27	—	—	0.27
31 December 2022	26,577	1,483	1,112	29,172	162.59	119.04	672.84	954.46

Slight differences may occur in totals due to rounding.

* LGD for Sovereign portfolio was revised during 2022, with the effect that the same LGD is used for principal and interest cashflows in line with the scorecard approach. The effect of this revised LGD is limited to stage 3 Sovereign loans only and had no impact on the overall exposure coverage of the Bank.

	ECL coverage ratios
	Stage 1	Stage 2	Stage 3	Total
Loan Principal	0.82%	7.85%	65.17%	3.42%
Non-Sovereign	2.59%	7.17%	75.76%	15.82%
Sovereign	0.62%	8.20%	39.63%	1.45%
Interest receivables	2.13%	23.35%	52.40%	34.33%
Non-Sovereign	7.27%	24.22%	113.23%	70.69%
Sovereign	1.10%	22.38%	40.80%	26.77%
Total Loans	0.83%	8.03%	60.51%	4.32%
Guarantees	0.56%	1.00%	—	0.56%
Non-Sovereign	0.79%	1.00%	—	0.82%
Sovereign	0.47%	—	—	0.47%
Treasury Investments	—	—	—	—
Total coverage ratio	0.61%	8.03%	60.51%	3.27%

Slight differences may occur in totals due to rounding.

1. ECL coverage ratio shows the impairment allowance (ECL) in each stage as a proportion of gross exposure in each stage.

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As at 31 December 2021

(UA millions)

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loan Principal	18,500	1,474	688	20,662	76.80	49.56	433.21	559.57
Non-Sovereign	2,118	466	492	3,076	33.17	27.75	359.77	420.69
Sovereign	16,382	1,008	196	17,586	43.63	21.81	73.44	138.88
Interest receivables	104	15	369	488	1.84	2.43	292.82	297.09
Non-Sovereign	27	7	53	87	1.15	1.37	56.14	58.66
Sovereign	77	8	316	401	0.69	1.06	236.68	238.43
Total Loans	18,604	1,489	1,057	21,150	78.64	51.99	726.03	856.66
Guarantees	537	1	—	538	1.30	0.07	—	1.37
Non-Sovereign	93	1	—	94	0.89	0.07	—	0.96
Sovereign	444	—	—	444	0.41	—	—	0.41
Treasury Investments	6,182	—	—	6,182	0.30	—	—	0.30
31 December 2021	25,323	1,490	1,057	27,870	80.24	52.06	726.03	858.34

Slight differences may occur in totals due to rounding.

	ECL coverage ratios
	Stage 1	Stage 2	Stage 3	Total
Loan Principal	0.42%	3.36%	62.97%	2.71%
Non-Sovereign	1.57%	5.95%	73.12%	13.68%
Sovereign	0.27%	2.16%	37.47%	0.79%
Interest receivables	1.77%	16.20%	79.36%	60.88%
Non-Sovereign	4.26%	19.57%	105.92%	67.43%
Sovereign	0.90%	13.25%	74.90%	59.46%
Total Loans	0.42%	3.49%	68.69%	4.05%
Guarantees	0.24%	10.14%	—	0.25%
Non-Sovereign	0.96%	10.14%	—	1.02%
Sovereign	0.09%	—	—	0.09%
Treasury Investments	—	—	—	—
Total coverage ratio	0.32%	3.49%	68.69%	3.08%

Slight differences may occur in totals due to rounding.

An analysis of changes in ECL allowances in relation to the bank’s financial assets carried at amortized cost is provided below:

Analysis of the changes in ECL allowance account between 31 December 2021 and 31 December 2022

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount as at January 2022	80,244	52,064	726,031	858,339
New assets originated or purchased	15,191	5,030	130	20,351
Assets derecognized or repaid	(3,371)	(590)	(449)	(4,410)
Transfer from Stage 1 to Stage 2	(2,292)	2,292	—	—
Transfer from Stage 2 to Stage 3	6,675	(6,675)	—	—
New and increased provision (net of releases)	66,141	66,912	(52,877)	80,176
At 31 December 2022	162,588	119,033	672,835	954,456

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The ECL allowance reported on the balance sheet as at 31 December 2022 increased by UA 96.12 million (11.20 percent) to UA 954.46 million from the UA 858.34 million as at 31 December 2021, while the total provision for ECLs reported in the income statement in the year was UA 96.12 million compared with UA 25.20 million reported for 31 December 2021.

Liquidity Risk

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. Liquidity risk arises when there is a maturity mismatch between assets and liabilities. The Bank’s principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for a rolling 1-year horizon without additional financing from the capital markets for an extended period. In order to minimize this risk, the Bank maintains a Prudential Minimum level of Liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The PML is updated quarterly and computed as the sum of four components: i) 1-year debt service payments; ii) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero; iii) loan equivalent value of committed guarantees; and iv) undisbursed equity investments.

To strike a balance between generating adequate investment returns and holding securities that can be easily sold for cash if required, the Bank divides its investment portfolio into tranches with different liquidity objectives and benchmarks. The Bank’s core liquidity portfolio (operational portfolio) is invested in highly liquid securities that can be readily liquidated if required to meet the Bank’s short-term liquidity needs. Probable redemptions of swaps and borrowings with embedded options are included in the computation of the size of the operational tranche of liquidity. In addition to the core liquidity portfolio, the Bank maintains a second tranche of liquidity (the prudential portfolio) that is also invested in relatively liquid securities to cover its expected medium-term operational cash flow needs. A third tranche of liquidity, which is funded by the Bank’s equity resources, is held in a portfolio of fixed income securities intended to collect contractual cash flows with the objective of stabilizing the Bank’s net income. In determining its level of liquidity for compliance with the PML, the Bank includes cash, deposits and securities in all the treasury investments, with appropriate haircuts based on asset class and credit rating.

The contractual maturities of financial liabilities and future interest payments at 31 December 2022 and 2021 were as follows:

Contractual Maturities of Financial Liabilities and Future Interest Payments at 31 December 2022

(UA thousands)

	Carrying Amount	Contractual Cash Flow	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years
Financial liabilities with derivatives
Derivative liabilities	1,720,404	(4,356,022)	(413,928)	(691,914)	(470,957)	(918,294)	(456,819)	(1,404,110)
Borrowings at fair value	24,006,353	29,038,386	6,014,503	3,208,860	2,428,503	6,254,854	3,991,154	7,140,512
	25,726,757	24,682,364	5,600,575	2,516,946	1,957,546	5,336,560	3,534,335	5,736,402

Financial liabilities without derivatives
Accounts payable	1,230,966	1,230,966	1,230,966	—	—	—	—	—
Borrowings at amortized cost	247,854	281,931	214,460	7,991	280	356	453	58,391
	1,478,820	1,512,897	1,445,426	7,991	280	356	453	58,391

Total financial liabilities	27,205,577	26,195,261	7,046,001	2,524,937	1,957,826	5,336,916	3,534,788	5,794,793

Represented by:
Derivative liabilities	1,720,404	(4,356,022)	(413,928)	(691,914)	(470,957)	(918,294)	(456,819)	(1,404,110)
Accounts payable	1,230,966	1,230,966	1,230,966	—	—	—	—	—
Borrowings	24,254,207	29,320,317	6,228,963	3,216,851	2,428,783	6,255,210	3,991,607	7,198,903

78

Contractual Maturities of Financial Liabilities and Future Interest Payments at 31 December 2021

(UA thousands)

	Carrying Amount	Contractual Cash Flow	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years
Financial liabilities with derivatives
Derivative liabilities	129,164	(1,215,145)	83,000	18,707	(98,769)	(173,981)	(204,643)	(839,459)
Borrowings at fair value	24,801,331	27,026,780	5,744,808	5,157,634	2,304,371	942,190	5,974,570	6,903,207
	24,930,495	25,811,635	5,827,808	5,176,341	2,205,602	768,209	5,769,927	6,063,748

Financial liabilities without derivatives
Accounts payable	1,105,924	1,105,924	1,105,924	—	—	—	—	—
Borrowings at amortized cost	314,374	378,652	126,120	184,188	470	310	404	67,160
	1,420,298	1,484,576	1,232,044	184,188	470	310	404	67,160

Total financial liabilities	26,350,793	27,296,211	7,059,852	5,360,529	2,206,072	768,519	5,770,331	6,130,908

Represented by:
Derivative liabilities	129,164	(1,215,145)	83,000	18,707	(98,769)	(173,981)	(204,643)	(839,459)
Accounts payable	1,105,924	1,105,924	1,105,924	—	—	—	—	—
Borrowings	25,115,705	27,405,432	5,870,928	5,341,822	2,304,841	942,500	5,974,974	6,970,367

Market Risk

Market risk is the risk of loss or adverse financial impact on the Bank’s financial instruments due to direct or indirect changes in market prices. The Bank principally faces two forms of market risk: (i) Currency exchange risk (ii) Interest rate risk.

Currency Exchange Risk

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. To promote stable growth in its risk-bearing capacity, the Bank’s principal currency risk management objective is to protect its risk capital from translation risk due to fluctuations in foreign currency exchange rates by matching the currency composition of its net assets to the currency composition of the SDR (UA). The agreement establishing the Bank explicitly prohibits it from taking direct currency exchange exposures by requiring liabilities in any one currency to be matched with assets in the same currency. This is achieved primarily by holding or lending the proceeds of its borrowings (after swap activities) in the same currencies in which they were borrowed (after swap activities). To avoid creating new currency mismatches, the Bank requires its borrowers to service their loans in the currencies disbursed.

Because a large part of its balance sheet is funded by equity resources, which are reported in Units of Account (equivalent to the SDR), the Bank has a net asset position that is potentially exposed to translation risk when currency exchange rates fluctuate. The Bank’s policy is to minimize the potential fluctuation of the value of its net worth measured in Units of Account by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR (the Unit of Account). In keeping with the Bank’s currency risk management policy, spot currency transactions are carried out to realign the net assets to the SDR basket each time there is a misalignment or when there is a revision to the SDR currency composition.

The Bank also hedges its exposure to adverse movements on currency exchange rates on its administrative expenses. The distribution of the currencies of the Bank’s recurring administrative expenditures shows a high concentration of expenses in Euros, US Dollars and CFA Francs.

79

Net Currency Position at 31 December 2022

(UA thousands)

	Euro	United States Dollar	Japanese Yen	Pound Sterling	RMB(c)	Other	Subtotal	Units of Account	Total
Assets
Cash	(151,313)	231,294	1,132,139	5,186	—	1,624,412	2,841,718	(10,981)	2,830,737
Demand obligations	—	—	—	—	—	1,143	1,143	—	1,143
Investments at fair value(a)	655,422	11,240	—	55,413	79,533	3,909,975	4,711,583	—	4,711,583
Investments at amortized cost	2,004,866	2,830,662	569,745	632,696	895,136	87,811	7,020,916	—	7,020,916
Accounts receivable	185,962	3,025,525	(861,675)	11,871	153,657	(1,311,949)	1,203,391	119,833	1,323,224
Loans	9,915,174	8,499,926	13,363	—	—	1,872,430	20,300,893	—	20,300,893
Equity participations	87,685	64,174	—	—	—	891,877	1,043,736	102	1,043,838
Other assets	—	—	—	—	—	—	—	84,410	84,410
	12,697,796	14,662,821	853,572	705,166	1,128,326	7,075,699	37,123,380	193,364	37,316,744
Liabilities
Accounts payable	(263,131)	(574,534)	(101,489)	(13,732)	(157)	(275,373)	(1,228,416)	(2,550)	(1,230,966)
Employee Benefits liabilities	—	—	—	—	—	—	—	(228,431)	(228,431)
Borrowings	(5,719,150)	(11,210,934)	(1,241,531)	(1,568,491)	(335,761)	(4,178,340)	(24,254,207)	—	(24,254,207)
Currency swaps on borrowings and related derivatives(b)	(3,801,271)	(3,146,588)	1,359,978	1,574,656	335,828	1,956,994	(1,720,404)	—	(1,720,404)
	(9,783,552)	(14,932,056)	16,958	(7,567)	(90)	(2,496,719)	(27,203,027)	(230,981)	(27,434,008)
Currency position of equity as at 31 December 2022	2,914,244	(269,235)	870,530	697,599	1,128,236	4,578,980	9,920,353	(37,617)	9,882,736

% of sub-total	29.38	(2.71)	8.78	7.03	11.37	46.15	100.00	—	100.00
SDR Composition as at 31 December 2022	29.82	43.42	7.62	7.33	11.81	—	100.00	—	100.00

(a) Investments measured at fair value comprise:
Investments measured at fair value	4,691,711
Derivative assets	28,109
Derivative liabilities	(8,237)
Amount per statement of net currency position	4,711,583

(b) Currency Swaps on borrowings is made up as follows:
Derivative assets	896,243
Derivative liabilities	(2,616,647)
Net Swaps on borrowings per statement of net currency position	(1,720,404)

80

Net Currency Position at 31 December 2021

(UA thousands)

	Euro	United States Dollar	Japanese Yen	Pound Sterling	Chinese Yuan	Other	Subtotal	Units of Account	Total
Assets
Cash	515,400	238,061	934,331	102,815	—	1,523,458	3,314,065	(10,926)	3,303,139
Demand obligations	—	—	—	—	—	1,142	1,142	—	1,142
Investments at fair value(a)	456,841	3,579	—	36,917	39,369	2,987,602	3,524,308	—	3,524,308
Investments at amortized cost	1,588,095	2,472,292	489,238	690,922	941,094	94,055	6,275,696	—	6,275,696
Accounts receivable	(563,863)	3,483,814	(638,507)	7,835	42,552	(1,239,297)	1,092,534	85,695	1,178,229
Loans	9,811,458	8,332,861	41,035	496	—	1,965,059	20,150,909	—	20,150,909
Equity participations	78,034	62,352	—	—	—	842,707	983,093	111	983,204
Other assets	—	—	—	—	—	—	—	88,750	88,750
	11,885,965	14,592,959	826,097	838,985	1,023,015	6,174,726	35,341,747	163,630	35,505,377
Liabilities
Accounts payable	(396,038)	(315,302)	(115,311)	(9,208)	(1)	(148,583)	(984,443)	(121,482)	(1,105,925)
Employee Benefit liabilities	—	—	—	—	—	—	—	(448,664)	(448,664)
Borrowings	(4,278,053)	(12,492,936)	(1,564,047)	(1,129,304)	(449,523)	(5,201,842)	(25,115,705)	—	(25,115,705)

Currency swaps on borrowings and related derivatives(b)	(4,709,361)	(1,661,411)	1,731,878	1,138,392	450,321	2,921,017	(129,164)	—	(129,164)

	(9,383,452)	(14,469,649)	52,520	(120)	797	(2,429,408)	(26,229,312)	(570,146)	(26,799,458)
Currency position of equity as at 31 December 2021	2,502,513	123,310	878,617	838,865	1,023,812	3,745,318	9,112,436	(406,516)	8,705,920

% of sub-total	27.46	1.35	9.64	9.21	11.24	41.10	100.00	—	100.00
SDR Composition as at 31 December 2021	31.26	41.63	7.45	8.25	11.41	—	100.00	—	100.00

(a) Investments measured at fair value comprise:
Investments measured at fair value	3,518,204
Derivative assets	6,104
Derivative liabilities	—
Amount per statement of net currency position	3,524,308

(b) Currency swaps on borrowings comprise:
Derivative assets	819,840
Derivative liabilities	(949,004)
Net swaps on borrowings per statement of net currency position	(129,164)

Currency Risk Sensitivity Analysis

As described in the previous section, the Bank manages its currency risk exposure by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR. The SDR is composed of a basket of five currencies, namely the US Dollar, Euro, Japanese Yen, Pound Sterling and Chinese Yuan Renminbi. The weight of each currency in the basket is determined and reviewed by the International Monetary Fund (IMF) every five years. With effect from 1 October 2016, the IMF formally approved the inclusion of the Chinese Yuan Renminbi (CNY) in Special Drawing Rights (SDR) with a weight of 10.92 percent. The SDR rate represents the sum of specific amounts of the five basket currencies valued in US Dollars, on the basis of the exchange rates quoted at noon each day in the London market.

Currency risks arise with the uncertainty about the potential future movement of the exchange rates between these currencies on the one hand, and between the exchange rates of the SDR currencies and the other non-SDR currencies (mainly African currencies) used by the Bank on the other hand. In this regard, the Bank carries out an annual sensitivity analysis of the translation results of its net assets with regard to the movement of the different exchange rates. The analysis consists of a set of scenarios where the exchange rates between the US Dollar and the other SDR and African currencies are stretched out by large margins (10 percent appreciation/depreciation).

81

The following tables illustrate the sensitivity of the Bank’s net assets to currency fluctuations due to movements in the exchange rate of the currencies in the SDR basket as of 31 December 2022 and 2021, respectively. The sensitivity analysis shown assumes a separate 10 percent appreciation/depreciation for each currency in the basket against the US dollar. Due to a moderate change in the African currency holdings, the table also includes the effect of a 10 percent appreciation/depreciation of each African currency against the SDR. Under the different scenarios, the currency risk management strategy of the Bank shows a minimal change in net assets as a result of currency mismatches.

Sensitivity of the Bank’s Net Assets to Currency Fluctuations as at 31 December 2022

(Amounts in UA millions)

	US Dollar	Euro	Japanese Yen	Pound Sterling	Chinese Yuan	Other currencies	Net Assets	Change in Net Assets Gain/(Loss)	Basis Point Change of Total Net Assets
Net assets resulting from a 10% appreciation against the USD
EUR	4,044.94	2,979.34	675.28	663.52	1,083.21	39.78	9,486.07	(3.27)	3bps
GBP	4,135.65	2,769.23	690.42	746.24	1,107.50	39.78	9,488.82	(0.52)	1bps
JPY	4,134.20	2,768.26	759.19	678.16	1,107.11	39.78	9,486.70	(2.64)	3bps
CNY	4,116.69	2,756.54	687.25	675.29	1,212.66	39.78	9,488.21	(1.12)	1bps
Net assets resulting from a 10% appreciation of each African currency against the SDR	4,165.79	2,789.41	695.45	683.34	1,115.57	43.76	9,493.31	3.98	4bps

Net assets resulting from a 10% depreciation against the USD
EUR	4,282.08	2,606.62	714.86	702.42	1,146.71	39.78	9,492.48	3.15	3bps
GBP	4,193.56	2,808.01	700.09	625.36	1,123.01	39.78	9,489.81	0.48	1bps
JPY	4,194.93	2,808.92	636.65	688.12	1,123.37	39.78	9,491.77	2.44	3bps
CNY	4,211.45	2,819.98	703.07	690.83	1,025.27	39.78	9,490.38	1.05	1bps
Net assets resulting from a 10% depreciation of each African currency against the SDR	4,165.79	2,789.41	695.45	683.34	1,115.57	36.16	9,485.72	(3.62)	4bps

Assumptions:
Base net assets	4,165.79	2,789.41	695.45	683.34	1,115.57	39.78	9,489.34	—	—
Add: Fair valuation effects on borrowings & derivatives	177.59	370.64	24.87	(2.41)	(6.41)	(170.88)	393.40	—	—
Base net assets (including fair valuation of borrowings and derivatives)	4,343.38	3,160.05	720.32	680.93	1,109.16	(131.10)	9,882.74	—	—
Currency weight	0.5781	0.3738	13.4520	0.0809	1.0993	—	—	—	—
Base exchange rate	1.3361	1.2512	176.0461	1.1099	9.2178	—	—	—	—

82

Sensitivity of the Bank’s Net Assets to Currency Fluctuations as at 31 December 2021

(Amounts in UA millions)

	US Dollar	Euro	Japanese Yen	Pound Sterling	Chinese Yuan	Other Currencies	Net Assets	Change in Net Assets Gain/(Loss)	Basis Point Change of Total Net Assets
Net assets resulting from a 10% appreciation against the USD
EUR	3,556.55	2,901.74	668.97	725.34	974.79	27.30	8,854.69	(4.02)	4bps
GBP	3,637.68	2,698.11	684.22	816.08	997.02	27.30	8,860.41	1.70	2bps
JPY	3,640.89	2,700.50	753.31	742.54	997.90	27.30	8,862.44	3.74	4bps
CNY	3,626.26	2,689.65	682.08	739.56	1,093.28	27.30	8,858.13	(0.57)	1bps
Net assets resulting from a 10% appreciation of each African currency against the SDR	3,667.78	2,720.44	689.89	748.03	1,005.27	30.03	8,861.44	2.73	3bps

Net assets resulting from a 10% depreciation against the USD
EUR	3,775.11	2,545.50	710.08	769.92	1,034.69	27.30	8,862.60	3.88	4bps
GBP	3,695.58	2,741.06	695.12	685.18	1,012.89	27.30	8,857.13	(1.57)	2bps
JPY	3,692.57	2,738.83	631.41	753.09	1,012.07	27.30	8,855.27	(3.45)	4bps
CNY	3,706.35	2,749.05	697.14	755.90	923.50	27.30	8,859.24	0.53	1bps
Net assets resulting from a 10% depreciation of each African currency against the SDR	3,667.78	2,720.44	689.89	748.03	1,005.27	24.82	8,856.23	(2.48)	3bps

Assumptions:
Base net assets	3,667.78	2,720.44	689.89	748.03	1,005.27	27.30	8,858.71	—	—
Add: Fair valuation effects on borrowings & derivatives	(61.29)	(5.28)	61.15	5.19	(6.30)	(146.26)	(152.80)	—	—
Base net assets (including fair valuation of borrowings and derivatives)	3,606.49	2,715.16	751.04	753.22	998.97	(118.96)	8,705.92	—	—
Currency weight	0.5825	0.3867	11.9000	0.0859	1.0174	—	—	—	—
Base exchange rate	1.3997	1.2366	161.1280	1.0386	8.8866	—	—	—	—

83

Interest Rate Risk

The Bank’s interest rate risk sensitivity is comprised of the following two elements:

•	The sensitivity of the interest margin between the rate the Bank earns on its assets and the cost of the borrowings funding such assets.
•	The sensitivity of the income on assets funded by equity resources to changes in interest rates.

The Bank’s principal interest rate risk management objective is to generate a stable overall net interest margin that is not overly sensitive to sharp changes in market interest rates, but yet adequately responsive to general market trends.

The interest rate risk positions as at 31 December 2022 and 2021 were as follow:

Interest Rate Risk Position as at 31 December 2022

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non- interest bearing funds	Total
Assets
Cash	2,830,737	—	—	—	—	—	—	2,830,737
Demand obligations	1,143	—	—	—	—	—	—	1,143
Treasury investments(a)	5,406,296	640,250	649,980	665,050	730,310	3,634,272	6,341	11,732,499
Accounts receivable	1,323,224	—	—	—	—	—	—	1,323,224
Loans – disbursed and outstanding	18,327,562	339,934	310,466	326,571	275,489	1,877,971	(30,402)	21,427,591
Hedged loans – fair value adjustment	—	—	—	—	—	—	(394,435)	(394,435)
Accumulated impairment	—	—	—	—	—	—	(732,263)	(732,263)
for loan losses
Equity participations	—	—	—	—	—	—	1,043,838	1,043,838
Other assets	—	—	—	—	—	—	84,410	84,410
	27,888,962	980,184	960,446	991,621	1,005,799	5,512,243	(22,511)	37,316,744
Liabilities
Accounts payable	(1,230,966)	—	—	—	—	—	—	(1,230,966)
Employee Benefit liabilities	(228,431)	—	—	—	—	—	—	(228,431)
Borrowings(b)	(27,256,267)	(86)	(114)	(75,255)	(114)	(275)	1,357,500	(25,974,611)
	(28,715,664)	(86)	(114)	(75,255)	(114)	(275)	1,357,500	(27,434,008)
Interest rate risk position as at 31 December 2022*	(826,702)	980,098	960,332	916,366	1,005,685	5,511,968	1,334,989	9,882,736

(a) Treasury investments comprise:
Treasury investments			11,712,627
Derivative assets – investments			28,109
Derivative liabilities – investments			(8,237)
Amount per statement of interest rate risk			11,732,499

(b) Borrowings comprise
Borrowings			24,254,207
Derivative assets – borrowings			(896,243)
Derivative liabilities – borrowings			2,616,647
Net borrowings per statement of interest rate risk			25,974,611

* Interest rate risk position represents equity.

84

Interest Rate Risk Position as at 31 December 2021

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non interest bearing funds	Total
Assets
Cash	3,303,139	—	—	—	—	—	—	3,303,139
Demand obligations	1,142	—	—	—	—	—	—	1,142
Treasury investments(a)	4,161,486	608,870	642,470	652,230	631,590	3,020,610	82,748	9,800,004
Accounts receivable	1,178,229	—	—	—	—	—	—	1,178,229
Loans – disbursed and outstanding	17,314,570	498,458	333,227	297,383	309,674	1,937,558	(28,909)	20,661,961
Hedged loans – fair value adjustment	—	—	—	—	—	—	48,516	48,516
Accumulated impairment for loan	—	—	—	—	—	—	(559,568)	(559,568)
losses
Equity participations	—	—	—	—	—	—	983,204	983,204
Other assets	—	—	—	—	—	—	88,750	88,750
	25,958,566	1,107,328	975,697	949,613	941,264	4,958,168	614,741	35,505,377
Liabilities
Accounts payable	(1,105,924)	—	—	—	—	—	—	(1,105,924)
Employee Benefit liabilities	(448,664)	—	—	—	—	—	—	(448,664)
Borrowings(b)	(25,655,596)	(149,174)	(1,384)	(71,574)	(125)	(299)	633,283	(25,244,869)
	(27,210,184)	(149,174)	(1,384)	(71,574)	(125)	(299)	633,283	(26,799,457)
Interest rate risk position as at 31 December 2021*	(1,251,618)	958,154	974,313	878,039	941,139	4,957,869	1,248,024	8,705,920

(a) Treasury investments comprise:
Treasury investments			9,793,900
Derivative assets – investments			6,104
Derivative liabilities – investments			—
Amount per statement of interest rate risk			9,800,004

(b) Borrowings comprise:
Borrowings			25,115,705
Derivative assets – borrowings			(819,840)
Derivative liabilities – borrowings			949,004
Net borrowings per statement of interest rate risk			25,244,869

*Interest rate risk position represents equity.

Interest Rate Benchmark Reform – Disclosure on the LIBOR Transition Project

In July 2017, the Financial Conduct Authority (FCA) UK announced that the London Interbank Offered Rate (LIBOR), used in setting floating or adjustable rates for loans, bonds, derivatives, and other financial instruments will cease to be published from the end of 2021. Since this 2017 announcement, there have been further updates to the cessation date to ensure a seamless and fair transition from LIBOR and other IBORs to the designated alternative Risk-Free Rates (RFRs).

Update on LIBOR cessation:

On March 5th, 2021, the InterContinental Exchange Benchmark Administration (IBA) and the FCA, respectively the administrator and the supervisor of the LIBORs, announced further updates on the future cessation or non-representativeness dates. As a result, CHF and EUR LIBOR ceased immediately after 31 December 2021. JPY and GBP LIBOR became non-representative immediately after 31 December 2021, but the publication of their most used settings continued under the “Synthetic” methodology based on Term rates (Term SONIA for GBP and TORF for JPY) plus the relevant International Swaps and Derivatives Association (ISDA) Spread Adjustments. Publication of the “Synthetic” JPY LIBOR ceased after 31 December 2022. Publication of the “Synthetic” GBP LIBOR is to continue until 31 March 2023 but the FCA has stated its intention to require IBA to continue to publish the 3 - Month “synthetic” GBP LIBOR setting until the end of March 2024. Publication of the most used USD LIBOR settings currently

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continues until end of June 2023. The FCA has consulted2 market on its intention to use its powers to compel IBA to continue to publish the 1-Month, 3-Month and 6-Month USD LIBOR settings under a non-representative “Synthetic” methodology from end of June 2023 until the end of September 2024.

Update on the Implementation of the LIBOR Transition at the Bank:

The Bank uses LIBOR for its funding, treasury investments and lending activities. Early in the global LIBOR Transition reform, the Bank established an ad hoc structure, the LIBOR Transition Task Force (“The Taskforce”) to lead the impact assessment and ensure smooth implementation of the transition from LIBOR and other IBORs to the designated alternative RFRs. The Taskforce , consisting of workstreams from Operations, Loan Accounting and Financial Reporting, Treasury, Clients Solutions, Risk Management, Legal, IT and Communications, continues to make significant progress toward the seamless implementation of the Operational LIBOR Transition Guidelines and the successful completion of a timely and fair transition project. The Operational LIBOR Transition Guidelines provides information on the Bank’s approach for ceasing the issuance of new LIBOR and other IBOR-linked transactions, issuance of new products and transactions based on the designated alternative RFRs, amending legacy LIBOR and other IBOR-linked contracts and other transition protocols. The Steering Committee (SteerCo), composed of senior management and the Operational Committee (OpsCo), composed of workstream leads, also continue to provide appropriate governance and oversight to the workstreams and the LIBOR Transition as a whole. The OpsCo meets regularly (weekly initially and monthly towards the end of 2022) to consider issues arising from the project and provide updates to the SteerCo for consideration and approval. Further oversight is provided by the ALCO, other Senior Management Committees and the Board of Directors. To date, the Taskforce has ensured that the LIBOR Transition project remains on schedule, adequately resourced and that completion risks are identified and managed effectively to ensure a seamless transition.

From 1 January 2022, the Bank ceased new issue of LIBOR and other IBOR-linked transactions. Also, the Bank started the implementation of the operational LIBOR Transition guidelines on the issue and approval of new USD loans on the basis of SOFR and new JPY loans on the basis of TONA. Following Board approval to amend legacy loans for the implementation of the LIBOR Transition, the actual conversion of legacy USD LIBOR loans to SOFR is expected on the first reset date, after the cessation or non-representativeness of USD LIBOR immediately after end of June 2023. Loans linked to EURIBOR and JIBAR will continue on the basis of data provided by their market regulators.

For pricing of products, the Bank has moved all curves for GBP/CHF/JPY to their respective RFRs plus the relevant ISDA spread adjustments and there is still some reliance on pricing based on synthetic market data provided directly by IBA and other market regulators for other IBOR-linked transactions. Also, the Bank’s capital market LIBOR-linked borrowings have been transitioned to their respective RFRs.

The Bank successfully implemented a number of enhancements to its loans, treasury investments, borrowings and other systems impacted by the LIBOR transition, to ensure end-to-end issue, trading, operation and reporting of RFR products. The Bank will finalize any outstanding system enhancements well ahead of the June 2023 cessation date.

The Bank is implementing a client-focused contract remediation for its Sovereign and Non-sovereign-guaranteed clients and other counterparties in order to ensure a fair transition of legacy USD LIBOR-linked contracts. This remediation includes encouraging clients and counterparties to transition to SOFR rates or other sound transition techniques, e.g., inclusion of fallback provisions, where possible. For its trading counterparties, the Bank adhered to the ISDA IBOR Fallbacks Protocol and continue to encourage adherence to this protocol in the remediation of legacy USD LIBOR-linked trading contracts. The Taskforce remains committed to supporting clients and counterparties throughout the transition process and will maintain LIBORs funding to match the legacy USD LIBOR and other IBOR-lined contracts until they are fully remediated and transitioned in 2023.

Furthermore, the Bank continues to identify and manage significant LIBOR Transition risks (e.g., legal, conduct, accounting and market, and operational) and actively monitors progress on remediation on all legacy USD LIBOR-linked contracts and those facing tough closures. If some of the legacy USD LIBOR-linked contracts are not transitioned by the first reset date after 30 June 2023, the Bank will continue to use synthetic USD LIBOR (where published by IBA) or other suitable market rates to ensure a stable outlook for its banking business post-cessation date. For 2023 therefore, the top priority for the Bank in 2023 is the orderly transition of legacy USD LIBOR-linked contracts to the SOFR. Accordingly, the Bank will continue its bilateral communication and remediation engagements with clients in an effort to reach closure of all USD LIBOR-linked and other ceasing IBOR transactions ahead of the June 2023

On financial reporting, the Bank adopted and applied the IASB’s Phase 2 amendments on Interest Rate Benchmark Reform – Amendment to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 for the year ended 31 December 2021. The Phase 2 amendments include a practical expedient that allows for changes to the basis for determining contractual cash flows to be treated as a change to a variable or floating rate of interest, if certain conditions are met. The conditions are 1) that the changes to the of the financial instruments are as a direct consequence of the interest rate benchmark reform and 2) the new basis for determining the contractual cash flows would be economically equivalent to the previous basis for determining the contractual cash flows. The application of the Phase 2 amendments is not expected to significantly impact the financial statements of the Bank.

2	See FCA - CP22/21: Consultation on ‘synthetic’ US dollar LIBOR and feedback to CP22/11: https://www.fca.org.uk/publications/consultation-papers/cp22-21-synthetic-us-dollar-libor.

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As at 31 December 2022, the Bank still has sizeable amount of financial assets and financial liabilities including hedging instruments and contracts that are linked to the USD LIBOR, which are expected to be transitioned to SOFR on the first reset date following the non-representativeness of USD LIBOR immediately after end of June 2023. Accordingly, the Bank has presented a disclosure on the outstanding legacy USD LIBOR and other IBOR-linked contracts in these financial statements.

Overall, the LIBOR Transition project has progressed effectively to ensure the application of RFRs on a business-as-usual basis. As such, the Bank is committed to ensuring that all legacy USD LIBOR-linked and other IBOR contracts transition to their appropriate RFRs on the first reset date following 30 June 2023 USD LIBOR non-representativeness date.

The table below provides a disclosure on USD LIBOR and other IBOR-linked contracts by currency settings and nature of financial instruments as at 31 December 2022. Non-derivative financial instruments at amortized cost are presented on the basis of their carrying amounts excluding expected credit losses while derivative financial instruments are presented on the basis of their notional amounts. Financial instruments maturing on or before 31 December 2022 were excluded.

(In millions)

	USD LIBOR	EURIBOR	ZAR JIBAR	GBP LIBOR	JPY LIBOR	CAD LIBOR
IBOR linked contracts by benchmark at 31 December 2022
Financial assets
Loans – Non-Sovereign	2,808	1,061	6,801	—	—	—
Loans – Sovereign Operations	13,594	15,207	41,850	—	—	—
Treasury Asset	117	100	—	—	—	—
Total financial assets	16,519	16,368	48,651	—	—

Financial liabilities
Treasury Borrowing	50	—	—	—	—	—
Total financial liabilities	50	—	—	—	—

Derivatives
Derivatives excl. Futures	30,187	15,896	52,770	—	7,061	—
Derivatives – Futures Only	25,517	7,593	—	—	—	1,048
Total derivatives	55,704	23,489	52,770	—	7,061	1,048
Total IBOR linked contracts	72,273	39,857	101,421	—	7,061	1,048

	USD LIBOR	EURIBOR	ZAR JIBAR	GBP LIBOR	JPY LIBOR	CAD LIBOR
IBOR linked contracts by benchmark at 31 December 2021
Financial assets
Loans – Non-Sovereign	3,019	1,172	8,625	—	—	—
Loans – Sovereign Operations	13,436	13,838	43,043	—	—	—
Treasury Asset	5,591	671	—	667	—	—
Total financial assets	22,046	15,681	51,668	667	—	—

Financial liabilities
Treasury Borrowing	50	—	—	—	—	—
Total financial liabilities	50	—	—	—	—	—

Derivatives
Derivatives excl. Futures	40,313	15,047	46,050	—	6,884	544
Derivatives – Futures only	80,282	3,452	—	2,656	—	2,757
Total derivatives	120,595	18,499	46,050	2,656	6,884	3,301

Total IBOR linked contracts	142,691	34,180	97,718	3,323	6,884	3,301

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Interest Rate Risk on Assets Funded by Debt

Two thirds of the Bank’s interest-rate-sensitive assets are funded by debt. The Bank seeks to generate a stable net interest margin on assets funded by debt by matching the interest rate characteristics of each class of assets with those of the corresponding liabilities.

In 1990, the Bank began offering “variable rate” loans. The interest rate on these loans resets semi-annually based on the average cost of a dedicated pool of the Bank’s borrowings. These pools are funded with a mix of fixed rate and floating rate borrowings to provide borrowers with broadly stable interest rates that gradually track changes in market interest rates. The cost of funds pass- through formulation incorporated in the lending rates charged on the Bank’s pool-based loans has traditionally helped to minimize the interest rate sensitivity of the net interest margin on this part of its loan portfolio. In view of declining demand for this product in favor of market- based loans, the Bank is carefully managing the gradual winding down of the designated funding pools.

Since 1997, the Bank offers fixed and floating rate loans whose interest rate is directly linked to market interest rates (market- based loans). For the market-based loan products, the Bank’s net interest margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank’s underlying funding reference (six-month LIBOR floating rate). The Bank may also provide borrowers with risk management products such as swaps to modify the currency and interest rate terms of its market- based loan products. Although it retains the credit risks of the borrower, the Bank eliminates the associated market risk on these risk management products by simultaneously laying off market risks with an approved derivative counterparty.

For the portfolio of liquid assets funded by borrowings, the Bank protects its net interest margin by managing its investments within limits around benchmarks that replicate the interest rate characteristics of the underlying funding for each portfolio tranche. The portfolio of liquid assets funded by borrowings is currently divided into two tranches to reflect the different business purposes and underlying funding. The core part of the investment portfolio is held to comply with the Bank’s liquidity policy and uses a six-month LIBOR floating rate benchmark. The operational liquidity portfolio is managed to meet projected operational cash flow needs and uses a one- month LIBOR floating rate benchmark.

The Bank diversifies the sources of its funding by issuing debt in a variety of markets and instruments. Unless fixed rate funding is required for one of its pool-based loan products, the Bank protects its net interest margin by simultaneously swapping all new borrowings into floating rate in one of the Bank’s active currencies on a standard nine-month LIBOR rate reference. Where the Bank issues structured debt, the Bank simultaneously enters into a swap with matching terms to synthetically create the desired six-month LIBOR-based floating rate funding. For risk management purposes, callable funding is considered as one alternative to issuing short-term debt such as Euro commercial paper. The Bank manages refinancing risk by: (i) limiting the amount of debt that will mature or is potentially callable within one year to 25 percent of the outstanding debt portfolio, and (ii) trying to match the average maturity of loans priced with a fixed spread with borrowing with similar lifetime.

Interest Rate Risk on Assets Funded by Equity

The second principal source of interest rate risk is the interest rate sensitivity of the income earned from funding a significant portion of the Bank’s assets with equity resources. These assets are mostly made up of fixed rate loans and investments with an average duration of 5 years. Changes in market interest rates in the currencies of the Bank’s equity resources (the SDR) affect the net interest margin earned on assets funded by equity. In general, lower nominal market interest rates result in lower lending and investment rates, which in the long term reduce the nominal earnings on the Bank’s equity resources.

The Bank manages the interest rate profile of the assets funded by equity resources with the objective of reducing the sensitivity of the net interest margin to fluctuations in market interest rates. This is achieved by continuously adjusting the repricing profile of the assets funded by the Bank’s equity resources (fixed rate loans and investments) to match a repricing profile benchmark. The Bank’s repricing profile benchmark is a 10-year ladder whereby a uniform 10 percent of the Bank’s assets is funded by equity and repriced in each year. Using this benchmark, the Bank’s net interest margin on assets funded by equity tends to track a 10-year moving average of 10-year maturity SDR interest rates.

At the end of December 2022, the Bank’s overall repricing profile was closely aligned to the benchmark in almost all annual buckets.

Net Interest Margin Sensitivity

A parallel upward shift in the SDR curve of 100 bps would have generated a maximum gain in income statement of UA 7.03 million and UA 7.25 million as of 31 December 2022 and 2021, respectively.

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Fair Value Sensitivity

Movements in interest rates also have an impact on the values of assets and liabilities that are reported in the financial statements at FVTPL. The table below shows the effect of a parallel yield curve movement of +/- 1bp of each of the currencies in the investment portfolio and the borrowings and derivative portfolios as of 31 December 2022. The market experienced low and negative interest rates during the year. As such, the sensitivity analysis for 31 December 2022 was computed on the basis of 1bp, which is the change that was reasonably possible as at the reporting date.

(UA thousands)

	Upward Parallel Shift		Downward Parallel Shift
	2022 Gain/(Loss)	2021 Gain/(Loss)	2022 Gain/(Loss)	2021 Gain/(Loss)
Investments at FVTPL	421	274	(421)	(274)
Fair-valued borrowings and derivative	(2,389)	3,449	2,437	(8,219)

Prepayment Risk

In addition to the two principal sources of interest rate risk described above, the Bank is exposed to prepayment risk on loans committed before 1997 on which the Bank is unable to charge a prepayment penalty. In practice the level of prepayments on such loans has generally been within acceptable levels. For all market-based loans issued since 1997, the Bank protects itself from prepayment risk by linking the prepayment penalty to the cost of redeploying the funds at current market rates. Since 2006, total annual prepayments on loans particularly those committed prior to 1997 have been declining over the years. Prepayments in the year ended 31 December 2022 amounted to UA 72.37 million, compared with prepayments of UA 248.59 million realized in 2021, none of which related to loans committed prior to 1997.

Operational Risk

Like all financial institutions, the Bank is exposed to operational risks arising from its systems, processes, people and external events.

Operational risks include the risks of losses resulting from inadequate or failed internal processes, people, and/or systems, and from external events which could have a negative financial or adverse reputational impact. Operational risk is present in virtually all the Bank’s transactions or activities and includes losses attributable to failures of internal processes in credit and market operations.

The office of the Group Chief Risk Officer has oversight on operational risk activities across the Bank. This includes the implementation of an Integrated Internal Control Framework (IICF), an Internal Control over Financial Reporting (ICFR) based on the COSO Framework and an Operational Risk Management Framework (ORMF). The ICFR serves as a means of regularly evaluating the effectiveness and efficiency of the Bank’s internal controls in all significant business processes with financial statement impact. As part of this process, Management’s attestation on the adequacy of internal controls over financial reporting is published in the Bank’s Annual Report.

The ORMF which was revised in 2019 ensures a structured and well-coordinated approach to risk identification and assessment, risk mitigation and control as well as risk reporting across the Bank. It also provides the basis for applying an advanced standard in measuring operational risk capital. Currently, the Bank’s Capital Adequacy and Exposure Management Framework provides for an operational risk capital charge of 15 percent of the average operating income for the preceding 3 years, in line with Basel II recommendations for operational risk.

It is the primary responsibility of the management of each business unit to implement adequate controls in their respective business processes based on the prevailing institutional standards. Management is required to sign attestation of compliance annually.

Compliance with institutional standards is verified through periodic reviews undertaken by the Office of the Auditor General of the Bank. The results of internal audit reviews are discussed with the Management of the relevant business unit(s), with summaries submitted to Senior Management of the Bank and the Audit and Finance Committee of the Board of Directors.

The Bank also has a contingency and business continuity plan which aims to ensure the continuity of its operations and protect the interests of all the key stakeholders of the Bank Group, namely, the member countries (borrowing and non-borrowing), bondholders and other creditors as well as employees and their families, in the event of any disturbance in its office locations. Three key organs in the Bank ensure the oversight and implementation of the plan: (i) the Executive Crisis Committee, chaired by the President of the Bank, makes the key decisions based on recommendations from the Operations Crisis Committee (OCC); (ii) the OCC, chaired by the Corporate Vice President, closely monitors all developments affecting the Bank and advises on measures necessary to mitigate the relevant risks; and (iii) the Business Continuity Plan Unit (TCBC) follows up on the implementation of decisions made and is also responsible for periodic tests of the overall business continuity preparedness of the Bank and staff.

Other elements of the Bank’s operational risk management practices include compliance with the Code of conduct and staff rules, the work of the Integrity and Anti-Corruption Department (PIAC) and the existence of a whistleblower protection policy.

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NOTE D – Financial Assets and Liabilities

The tables below set out the classification of each class of financial assets and liabilities, and their respective fair values as at 31 December 2022 and 31 December 2021:

Analysis of Financial Assets and Liabilities by Measurement Basis

(UA thousands)

	Financial Assets and Liabilities at FVTPL
31 December 2022	Mandatorily at Fair value	Designated at Fair Value	Fair Value through Other Comprehensive Income	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
Cash	—	—	—	2,830,737	2,830,737	2,830,737
Demand obligations	—	—	—	1,143	1,143	1,143
Treasury investments	4,691,711	—	—	7,020,916	11,712,627	11,040,754
Derivative assets	924,352	—	—	—	924,352	924,352
Accounts receivable	—	—	—	1,323,224	1,323,224	1,323,224
Loans	—	—	—	20,695,328	20,695,328	20,695,328
Equity participations	—	—	1,043,838	—	1,043,838	1,043,838
Total financial assets	5,616,063	—	1,043,838	31,871,348	38,531,249	37,859,376

Accounts payable	—	—	—	1,230,966	1,230,966	1,230,966
Derivative liabilities	2,624,884	—	—	—	2,624,884	2,624,884
Borrowings	—	24,006,353	—	247,854	24,254,207	23,784,254
Total financial liabilities	2,624,884	24,006,353	—	1,478,820	28,110,057	27,640,104

(UA thousands)

	Financial Assets and Liabilities through Profit or Loss
31 December 2021	Mandatorily at Fair value	Designated at Fair Value	Fair Value through Other Comprehensive Income	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
Cash	—	—	—	3,303,139	3,303,139	3,303,139
Demand obligations	—	—	—	1,142	1,142	1,142
Treasury investments	3,518,204	—	—	6,275,696	9,793,900	9,734,787
Derivative assets	825,944	—	—	—	825,944	825,944
Accounts receivable	—	—	—	1,178,229	1,178,229	1,178,229
Loans	—	—	—	20,102,393	20,102,393	20,102,393
Equity participations	—	—	983,204	—	983,204	983,204
Total financial assets	4,344,148	—	983,204	30,860,599	36,187,951	36,128,838

Accounts payable	—	—	—	1,105,924	1,105,924	1,105,924
Derivative liabilities	949,004	—	—	—	949,004	949,004
Borrowings	—	24,801,331	—	314,374	25,115,705	24,457,627
Total financial liabilities	949,004	24,801,331	—	1,420,298	27,170,633	26,512,555

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The table below classifies the Bank’s financial instruments that were carried at fair value at 31 December 2022 and 2021 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

(UA thousands)

	Quoted prices in active markets for the same instrument		Valuation techniques for which all significant inputs are based on observable market data		Valuation techniques for which any significant input is not based on observable market data
	(Level 1)		(Level 2)		(Level 3)		Total
	2022	2021	2022	2021	2022	2021	2022	2021
Treasury investments	3,968,740	2,284,198	720,087	644,640	2,884	589,366	4,691,711	3,518,204
Derivative assets	28,109	6,093	895,869	797,914	374	21,937	924,352	825,944
Equity participation	8,252	8,487	—	—	1,035,586	974,717	1,043,838	983,204
Total financial assets	4,005,101	2,298,778	1,615,956	1,442,554	1,038,844	1,586,020	6,659,901	5,327,352
Derivative liabilities	—	—	2,480,571	909,062	144,313	39,942	2,624,884	949,004
Borrowings	15,682,987	12,527,671	7,395,362	11,634,719	928,005	638,941	24,006,354	24,801,331
Total financial liabilities	15,682,987	12,527,671	9,875,933	12,543,781	1,072,318	678,883	26,631,238	25,750,335

The Bank’s policy is to recognize transfers out of level 3 as of the date of the event or change in circumstances that caused the transfer. Investments whose values are based on quoted market prices in active markets, and are therefore classified within Level 1, include active listed equities, exchange- traded derivatives, US government treasury bills and certain non-US sovereign obligations. The Bank does not adjust the quoted price for these instruments.

Financial instruments that trade in markets that are not considered to be active but are valued based on quoted market prices, dealer quotations or alternative pricing sources supported by observable inputs are classified within Level 2. These include investment-grade corporate bonds and certain non-US sovereign obligations, listed equities, over-the-counter derivatives and a convertible loan. As Level 2 investments include positions that are not traded in active markets and/or are subject to transfer restrictions, valuations may be adjusted to reflect illiquidity and/or non-transferability, which are generally based on available market information.

Investments classified within Level 3 have significant unobservable inputs, as they trade infrequently or do not trade at all. Instruments in Level 3 include loans to regional member countries, private equity and corporate debt securities including some structured asset and mortgage-backed instruments. As observable prices are not available for these securities, the Bank has used valuation techniques to derive the fair value.

However as noted earlier following the adoption of the expected credit loss model the fair value of loans measured at amortized cost are deemed to approximate their carry value net of impairment loss while the fair values of some securities are derived merely for disclosure purposes rather than for reporting on the balance sheet.

The primary products classified at Level 3 are as follows:

Debt Securities – Asset and Mortgage-Backed Securities

Due to the lack of liquidity in the market and the prolonged period of time under which many securities have not traded, obtaining external prices is not a strong enough measure to determine whether an asset has an observable price or not. Therefore, once external pricing has been verified, an assessment is made whether each security is traded with significant liquidity based on its credit rating and sector. If a security is of low credit rating and/or is traded in a less liquid sector, it will be classified as Level 3. Where third party pricing is not available, the valuation of the security will be estimated from market standard cash flow models with input parameter assumptions which include prepayment speeds, default rates, discount margins derived from comparable securities with similar vintage, collateral type, and credit ratings. These securities are also classified as Level 3.

Equity Shares – Private Equity

The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows or Net Asset Value (NAV). The fair value of the Bank’s equity participations is estimated as the Bank’s percentage ownership of the net asset value of the investments.

Derivatives

Trading derivatives are classified at Level 3 if there are parameters which are unobservable in the market, such as products where the performance is linked to more than one underlying. Examples are derivative transactions and derivatives attached to local

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currency transactions. These unobservable correlation parameters could only be implied from the market, through methods such as historical analysis and comparison to historical levels or benchmark data.

Reconciliation of Level 3 Fair Value Balances

Reconciliation of fair value balances measured using valuation techniques with no significant input from observable market data (level 3 hierarchy) between 31 December 2021 and 2022 is as follows:

(UA thousands)

	Investments at Fair Value through Profit and Loss	Investments at Fair Value through Other Comprehensive Income	Derivative Assets	Derivative Liabilities	Borrowings
2021
Balance at January 1, 2021	4,646	928,320	84,786	(13,293)	(740,273)
Gain/(Losses) recognized in income statement	(754)	—	(26,547)	2,032	14,764
Gains recognized in statement of comprehensive income	—	(67,430)	—	—	—
Purchases, issues and settlements (net)	585,346	(9,465)	(25,759)	(9,723)	63,284
Translation effects	128	123,292	(24,753)	(4,748)	23,284
Transfer between assets and liabilities	—	—	14,210	(14,210)	—
Balance at 31 December 2021	589,366	974,717	21,937	(39,942)	(638,941)
2022
Balance at January 1, 2022	589,366	974,717	21,937	(39,942)	(638,941)
Gain/(Losses) recognized in income statement	(1,026)	—	2,052,375	15,584,775	127,479
Gains recognized in statement of comprehensive income	—	(29,363)	—	—	—
Purchases, issues and settlements (net)	(585,648)	58,494	152	(31,673)	(441,268)
Reclassification	—	—	—	—	3,620
Translation effects	192	31,738	(2,092,911)	(15,638,652)	21,105
Transfer between assets and liabilities	—	—	18,821	(18,821)	—
Balance at 31 December 2022	2,884	1,035,586	374	(144,313)	(928,005)

Fair Value Hierarchy – Financial Assets and Financial Liabilities at Amortized Cost

The table below classifies the fair value of the Bank’s financial instruments that were carried at amortized cost at 31 December 2022 and 31 December 2021 into three levels reflecting the observability of inputs in the fair measurements, with level 1 as observable and level 3 unobservable.

(UA thousands)

	Quoted prices in active markets for the same instrument		Valuation techniques for which all significant inputs are based on observable market data		Valuation techniques for which any significant input is not based on observable market data
	(Level 1)		(Level 2)		(Level 3)		Total
	2022	2021	2022	2021	2022	2021	2022	2021
Treasury investments	6,324,523	6,216,583	24,520	—	—	—	6,349,043	6,216,583
Loans	—	—	—	—	20,695,328	19,913,477	20,695,328	19,913,477
Total financial assets	6,324,523	6,216,583	24,520	—	20,695,328	19,913,477	27,044,371	26,130,060
Borrowings	—	—	215,490	298,320	8,166	30,437	223,656	328,757
Total financial liabilities	—	—	215,490	298,320	8,166	30,437	223,656	328,757

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Quantitative Information about Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

The table below shows the valuation techniques used in the determination of fair values for financial assets within level 3 of the measurement hierarchy as well as the key unobservable inputs used in the valuation models. The Bank has determined that market participants would use the same inputs in pricing the financial instruments. Management considers that changing the unobservable inputs described below to reflect other reasonably possible alternative assumptions would not result in a significant change in the estimated fair value.

Type of Financial Instrument	Valuation Approach	Key Unobservable Input	Inter-relationship between Key Unobservable Inputs and Fair Value Measurement
Treasury investments Time deposits Asset-backed securities Government and agency obligations Corporate bonds Financial institutions Supranational	Discounted cash flow Comparable pricing	Credit spread Conditional prepayment rate Constant default rate Expected payments profile following default Loss-given default yield	Increase in rate reduces fair value
Loans Fixed rate Floating rate	Discounted cash flow	Average cost of capital Probability of default, loss given default	A high probability of default results in lower fair value
Derivative assets	Options model	Volatility of credit Counterparty credit risk Own credit risk	—
Equity participations	Net asset value	Percentage of equity holdings and net assets	Increase in net asset increases fair value
Derivative liabilities	Discounted cash flow	Volatility of credit spreads	—
Borrowings	Consensus pricing	Offered quotes Own credit	—

Significant Unobservable Inputs

Although the Bank believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different fair value results.

The valuation techniques applied with significant unobservable inputs are described briefly below:

Comparable pricing

Comparable pricing refers to the method where valuation is done by calculating an implied yield from the price of a similar comparable observable instrument. The comparable instrument for a private equity investment is a comparable listed company. The comparable instrument in case of bonds is a similar comparable but observable bond. This may involve adjusting the yield to derive a value for the unobservable instrument.

Yield

Yield is the interest rate that is used to discount the future cash-flows in a discounted cash-flow model.

Correlation

Correlation is the measure of how movement in one variable influences the movement in another variable. Credit correlation generally refers to the factor that describes the relationship between the probability of individual entities to default on obligations and the joint probability of multiple entities to default on obligations. Similarly, equity correlation is the correlation between two equity instruments. An interest rate correlation refers to the correlation between two swap rates. Foreign Exchange (FX) correlation represents the correlation between two different exchange rates.

Liquidity Discount

A liquidity discount is primarily applied to unlisted firms to reflect the fact that these stocks are not actively traded. An increase in liquidity discount in isolation will result in unfavorable movement in the fair value of the unlisted firm.

Volatility

Volatility represents an estimate of how much a particular instrument, parameter or Index will change in value over time. Volatilities are generally implied from the observed option prices. For certain instruments, volatility may change with strike and maturity profile of the option.

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Credit Spreads

Credit spreads represent the additional yield that a market participant would demand for accepting an exposure to the credit risk of an instrument. A change in the assumptions could lead to different fair value results.

Sensitivity Analysis of Valuations of Level 3 Assets and Liabilities Using Unobservable Inputs

For fair value measurements in level 3, changing one or more of the assumptions used would have the following effects:

Investments

The fair value of level 3 investments is sensitive to sources of pricing used. The fair value variance arising from using other sources of prices amounted to almost nil. (2021: almost nil).

Borrowing and Derivatives

The table below shows the effect of a parallel yield curve movement of +/- 1 bps of each of the currencies in the level 3 borrowings and derivative portfolios as of 31 December 2022 and 31 December 2021. The market experienced low and negative interest rates during the year. As such, the sensitivity analysis for 31 December 2022 was computed on the basis of 1bp, which is the change that was reasonably possible as at the reporting date.

(UA thousands)

	Upward Parallel Shift		Downward Parallel Shift
	Gain/(Loss)		Gain/(Loss)
	2022	2021	2022	2021
Fair-valued level 3 borrowings and derivative portfolios	(273)	123	327	(4,880)

Unrecognized Day One Gains/Losses

The unamortized balances of day one gain or loss at 31 December 2022 and 31 December 2021 were as follows:

(UA thousands)

	2022	2021
Balance at 1 January	180,468	196,511
New transactions	55,855	13,569
Amounts recognized in income statement during the year	(37,057)	(20,920)
Translation effects	(7,836)	(8,692)
Balance	191,430	180,468

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NOTE E – Treasury Investments

As part of its overall portfolio management strategy, the Bank invests in government, agency, supranational, bank and corporate obligations, time deposits, mortgage and asset-backed securities, funded risk participation program, secured lending transactions, resale agreements and related derivative instruments including futures, forward contracts, cross-currency swaps, interest rate swaps, options and short sales.

For government, agency and supranational obligations with final maturity longer than 1 year and less than 15 years, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA- or unconditionally guaranteed by governments of member countries or other official entities with the same rating criteria.

For maturities beyond 15 years and up to 30 years, a AAA rating is required. For mortgage and asset- backed securities, the Bank may only invest in securities with a AAA credit rating. For bank and corporate obligations with final maturity longer than 6 months and less than 5 years, the Bank may only invest with counterparties having a minimum credit rating of AA-. AAA rating is required for debt obligations beyond 5 years and up to 10 years. The purchases of currency or interest rate options are permitted only if the life of the option contract does not exceed 1 year. Such transactions are only executed with counterparties with credit ratings of AA- or above. All derivative transactions, including options, cross-currency and interest rate swaps including asset swap transactions, are only permitted with approved counterparties or guaranteed by entities with which the Bank has entered into Master Derivative Agreements and a Collateral Support Agreement with minimum credit ratings of A-/A3 at the time of the transaction.

As at 31 December 2022, the Bank had received collateral with fair value of UA 131 million (December 2021: UA 358 million) in connection with swap agreements. This amount was in the form of cash and has been recorded on the balance sheet with a corresponding liability included in “Other accounts payable”.

The composition of treasury investments as at 31 December 2022 and December 2021 was as follows:

(UA thousands)

	2022	2021
Treasury investments at amortized cost	7,021,187	6,275,994
Provision for impairment on investments	(271)	(298)
	7,020,916	6,275,696
Treasury investments mandatorily measured at FVTPL	4,691,711	3,518,204
Total treasury investments	11,712,627	9,793,900

Treasury Investments at Amortized Cost

A summary of the Bank’s treasury investments at amortized cost at 31 December 2022 and 31 December 2021 was as follows:

(UA millions)

	US Dollar		Euro		CNY		Other Currencies		All Currencies
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Government and Agency obligations	1,184.92	1,202.89	1,228.03	938.42	795.52	808.28	872.02	808.71	4,080.49	3,758.30
Financial Institutions	10.63	—	15.36	—	—	—	87.81	94.06	113.80	94.06
Supranational	1,635.11	1,269.40	761.51	649.70	99.75	132.98	330.53	371.56	2,826.90	2,423.64
Total	2,830.66	2,472.29	2,004.90	1,588.12	895.27	941.26	1,290.36	1,274.33	7,021.19	6,276.00

The nominal value of treasury investments at amortized cost as of 31 December 2022 is UA 6,927.03 million (31 December 2021: UA 6,099.19 million). The average yield of treasury investments at amortized cost for the year ended 31 December 2021 was 1.61 percent (31 December 2021: 1.59 percent).

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The contractual maturity structure of treasury investments at amortized cost as at 31 December 2022 and 2021 was as follows:

(UA millions)

	2022	2021
One year or less	604.71	544.07
More than one year but less than two years	647.46	602.63
More than two years but less than three years	659.83	654.86
More than three years but less than four years	661.09	666.30
More than four years but less than five years	732.50	628.47
More than five years	3,715.60	3,179.67
Total	7,021.19	6,276.00

The fair value of treasury investments at amortized cost as of 31 December 2022 was UA 6,348.18 million (31 December 2021: UA 6,209.18 million).

Treasury Investments mandatorily measured at FVTPL

A summary of the Bank’s treasury investments at FVTPL at 31 December 2022 and 31 December 2021 were as follows:

(UA millions)

	US Dollar		Euro		CNY		Other Currencies		All Currencies
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Time deposits	117.65	226.38	191.96	—	—	—	158.04	94.02	467.65	320.40
Asset-backed securities	2.88	3.83	—	—	—	—	—	—	2.88	3.83
Government and Agency obligations	2,801.36	1,933.76	263.46	212.05	63.42	39.37	—	17.37	3,128.24	2,202.55
Corporate bonds	—	0.01	—	46.40	—	—	—	—	—	46.41
Financial Institutions	610.88	462.52	183.87	188.02	—	—	—	19.24	794.75	669.78
Supranational	274.29	267.08	7.79	8.15	16.16	—	—	—	298.24	275.23
Total	3,807.06	2,893.58	647.08	454.62	79.58	39.37	158.04	130.63	4,691.76	3,518.20

The nominal value of treasury investments mandatorily measured at FVTPL as of 31 December 2022 was UA 4,774.76 million (31 December 2021: UA 3,498.47 million). The average yield of treasury investments mandatorily measured at FVTPL for the year ended 31 December 2022 was 1.72 percent (31 December 2021: 0.47 percent).

The contractual maturity structure of treasury investments mandatorily measured at FVTPL as of 31 December 2022 and 31 December 2021 were as follows:

(UA millions)

	2022	2021
One year or less	2,808.27	2,367.61
More than one year but less than two years	684.79	345.97
More than two years but less than three years	979.38	761.11
More than three years but less than four years	95.41	39.70
More than four years but less than five years	121.04	—
More than five years	2.87	3.81
Total	4,691.76	3,518.20

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NOTE F – Derivative Assets and Liabilities

The fair value of derivative financial assets and financial liabilities as at 31 December 2022 and 31 December 2021 were as follows:

(UA thousands)

	2022		2021
	Assets	Liabilities	Assets	Liabilities
Borrowings-related:
Cross-currency swaps	492,543	1,466,176	550,495	735,617
Interest rate swaps	8,875	1,141,338	237,772	120,721
Loan swaps	394,825	9,133	31,573	92,666
	896,243	2,616,647	819,840	949,004
Investments-related:
Asset swaps	—	8,237	11	—
Macro-hedge swaps and others	28,109	—	6,093	—
	28,109	8,237	6,104	—
Total	924,352	2,624,884	825,944	949,004

The notional amounts of derivative financial assets and liabilities as at 31 December 2022 and 31 December 2021 were follows:

(UA thousands)

	2022	2021
Borrowings-related:
Cross-currency swaps	11,613,895	12,755,504
Interest rate swaps	20,751,331	18,975,310
Loan swaps	2,991,843	3,043,000
	35,357,069	34,773,814
Investments-related:
Asset swaps	161,782	1,327
	161,782	1,327
Total	35,518,851	34,775,141

Loan Swaps

The Bank has entered into interest rate swaps to effectively convert fixed rate income on loans in certain currencies into variable rate income.

Futures Contracts

The Bank has entered into futures contracts to hedge fixed interest rate bonds against interest rate variations. As at 31 December 2022, the Bank had futures with a notional value of Euro 3,833 million (UA 3,059 million) (2021: Euro 1,211 million, UA 979 million) and USD 18,637 million (UA 14,004 million) (2021: USD 14,076 million, UA 10,057 million). The carrying values of the Euro and US dollars futures was a negative market value of Euro 17.78 million (UA 14.19 million) (2021: positive Euro 0.83 million, UA 0.67 million) and USD 14.51 million (UA 10.90 million) (2021: negative USD 1.13 million, UA 0.81 million) respectively.

Forward Exchange Transactions to Hedge

To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure (i.e., EUR, GBP, CFA Franc and USD vis-à-vis the UA), the Bank executes forward exchange transactions to economically hedge its administrative expenses. As at 31 December 2022 there were no open positions with respect to forward exchange transactions.

Hedge Accounting

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge its interest rate risk exposure associated to fixed rate loans. Changes in the fair value of the derivative hedging instruments are recognized in profit or loss. The hedged

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item is adjusted to reflect changes in its fair value in respect of the risk being hedged with the gain or loss attributable to the hedged risk being recognized in profit or loss.

The fair value of the loan swaps designated and effective as hedging instruments as at 31 December 2022 was a liability of UA

385.07 million (December 2021: UA 63.72 million). The fair value gain on these loan swaps for the year ended 31 December 2022 was UA 448.01 million (December 2021: UA 111.28 million). The fair value loss on the hedged loans attributable to the hedged risk was UA 445.83 million (December 2021: UA 111.75 million). Therefore, the hedge effectiveness recognized in profit or loss was a gain of UA 2.18 million (December 2021: loss of UA 0.47 million).

Hedge accounting treatment for swaps at the designation date requires the amortization of the difference between the net carrying amount of loans and their fair value from inception. For the year ended December 2022, the amortization of fair value adjustment on the hedged risk amounted to UA 2.15 million (December 2021: UA 2.42 million).

NOTE G – Loans and Guarantees

Loans

The Bank’s loan portfolio comprises loans granted to or guaranteed by borrowing member countries as well as certain other non- sovereign-guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs and are not intended for sale. Furthermore, management does not believe there is a comparable secondary market for the type of loans made by the Bank.

The types of loans currently held by the Bank and the terms applicable are described below:

Loan Portfolio: The Bank’s loan portfolio is currently made up of three primary types of loans based on the financial terms: fixed rate, floating rate and variable rate loans. Fixed rate and variable rate loans have both multicurrency and single currency terms – that is, they are offered in multi-currencies or in a single currency. While floating rate loans only bear single currency terms.

Other Loans: The Bank also offers parallel co-financing and A/B loan syndications. Through syndications the Bank is able to mobilize co-financing by transferring some or all of the risks associated with its loans and guarantees to other financing partners. Thus, syndications decrease and diversify the risk profile of the Bank’s financing portfolio. Syndications may be on a funded or unfunded basis and may be arranged on an individual, portfolio, or any other basis consistent with industry practices.

The Bank also offers its RMCs local currency loans if the Bank is able to fund efficiently in the local currency market. The local currency loans are offered under the fixed spread loan pricing framework with a “cost-pass-through” principle to ensure that the overall cost of funds is compensated.

At 31 December 2022 and 31 December 2021, outstanding loans were as follows:

(UA thousands)

	2022	2021
Outstanding balance of loans – Gross	21,427,591	20,661,961
Provision for impairment	(732,263)	(559,568)
Total Outstanding Loans at 31 December	20,695,328	20,102,393

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Classification of Loans

At 31 December 2022 and 2021, the carrying values of net outstanding loans were as follows:

(UA thousands)

	2022	2021
Loans at amortized cost
Fixed rate loans	3,531,620	3,617,010
Floating rate loans	17,751,837	16,907,897
Variable rate loans	144,134	137,054
Gross Loans	21,427,591	20,661,961
Provision for impairment	(732,263)	(559,568)
Total Outstanding Loans at 31 December	20,695,328	20,102,393

The Bank is exposed to a loan that is measured at FVTPL due to the existence of a conversion option in the loan that could potentially change the future cash flows to no longer represent solely payments of principal and interest as required by IFRS 9. Accordingly, the fair value of this loan, and similar loans, is determined using the expected cash flows model with inputs including interest rates and the borrower’s credit spread estimated based on the Bank’s internal rating methodology for non- sovereign loans. During the year, the fair value of the loan was determined as zero due to changes in the key valuation inputs. Subsequent changes in the key valuation inputs would lead to impairment gains that would be recognized in the income statement.

Maturity and Currency Composition of Outstanding Loans

The contractual maturity structure of total outstanding loans (on gross basis) as at 31 December 2022 and 31 December 2021 was as follows:

(UA millions)

		2022		2021
Periods	Fixed Rate	Floating Rate	Variable Rate	Total	Total
One year or less	431.59	1,489.80	144.13	2,065.53	2,098.69
More than one year but less than two years	309.53	1,417.69	—	1,727.22	1,670.11
More than two years but less than three years	310.47	1,558.66	—	1,869.12	1,693.84
More than three years but less than four years	326.57	1,456.60	—	1,783.18	1,734.64
More than four years but less than five years	275.49	1,441.85	—	1,717.34	1,683.61
More than five years	1,877.97	10,387.23	—	12,265.20	11,781.07
Gross Outstanding Loans	3,531.62	17,751.83	144.13	21,427.59	20,661.96

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Borrowers may repay loans before their contractual maturity, subject to the terms specified in the loan agreements. The currency composition and types of outstanding loans (on gross basis) as at 31 December 2022 and 31 December 2021 were as follows:

(UA millions)

			2022		2021
			Amount	%	Amount	%
Fixed Rate:	Multi-Currency	Euro	—		—
		Japanese Yen	—		—
		Pound Sterling	—		—
		Swiss Franc	—		—
		US Dollar	61.56		58.54
			61.56	0.29	58.54	0.28
	Single Currency	Euro	1,195.74		1,411.28
		Japanese Yen	—		—
		South African Rand	21.81		27.74
		US Dollar	497.45		546.79
		Others	9.42		9.54
			1,724.42	8.05	1,995.35	9.66
	Structured Products	Euro	1,525.75		1,563.12
		US Dollar	—		—
		South African Rand	219.89		—
			1,745.64	8.15	1,563.12	7.57
Floating Rate:	Single Currency	Euro	3,085.86		3,047.51
		Pound Sterling	0.16		0.53
		Japanese Yen	13.37		43.49
		South African Rand	982.99		1,033.87
		US Dollar	5,377.91		4,841.30
		Others	—		0.31
			9,460.29	44.15	8,967.01	43.40
	Structured Products	Euro	4,696.81		3,895.99
		US Dollar	2,938.04		3,138.99
		South African Rand	656.70		905.91
			8,291.55	38.70	7,940.89	38.43
Variable Rate:	Multi-Currency	US Dollar	144.13		137.05
			144.13	0.67	137.05	0.66
Gross Outstanding Loans			21,427.59	100	20,661.96	100.00

100

The weighted average yield on outstanding loans (on gross basis) for the year ended 31 December 2022 was 0.68 percent (31 December 2021: 1.56 percent).

A comparative summary of the currency composition of outstanding loans at 31 December 2022 and 31 December 2021 were as follows:

(UA millions)

	2022		2021
	Amount	%	Amount	%
Euro	10,504.16	49.02	9,917.90	48.00
Japanese Yen	13.37	0.06	43.49	0.21
Pound Sterling	0.17	—	0.52	—
South African Rand	1,881.38	8.78	1,967.51	9.52
US Dollar	9,019.09	42.09	8,722.69	42.22
Others	9.42	0.04	9.85	0.05
Gross Outstanding Loans	21,427.59	100.00	20,661.96	100.00

Accounts Receivable

Accrued Income and Charges Receivable on Loans including Other Accounts Receivable

The accrued income and charges receivable on loans as at 31 December 2022 and 31 December 2021 were as follows:

(UA thousands)

	2022	2021
Accrued income and charges receivable on loans	723,129	520,416
Provision for impairment	(221,419)	(297,097)
Total loan receivable	501,710	223,319
Other accounts receivable	821,514	954,910
Total Accounts Receivable	1,323,224	1,178,229

Provision for Impairment on Loan Principal and Charges Receivable

At 31 December 2022, outstanding loans with an aggregate principal balance of UA 704.94 million (31 December 2021: UA 679.04 million), of which UA 234.31 million (31 December 2021: UA 223.48 million) was overdue, and were considered to be impaired.

The gross amounts of loans and charges receivable that were impaired and their cumulative impairment at 31 December 2022 and 31 December 2021 were as follows:

(UA thousands)

	2022	2021
Outstanding balance on impaired loans	704,941	679,046
Provision for impairment (Stage 3 only)	(460,098)	(433,210)
Net balance on impaired loans	244,843	245,836

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The movements in the accumulated provision for impairment on outstanding loan principal for the year ended 31 December 2022 and 31 December 2021 were as follows:

(UA thousands)

	2022	2021
Balance as at 1 January	559,568	497,413
Provision for impairment on loan principal for the year (net)	172,695	62,047
Translation effects	—	108
Net balance	732,263	559,568

Accumulated provisions for impairment on outstanding loan principal included the provisions relating to public and private sector loans. During the year ended 31 December 2022, provisions for impairment made on private sector loans amounted to UA 42.80 million compared with UA 88.72 million for the year ended 31 December 2021. The accumulated provisions on private sector loans at 31 December 2022 amounted to UA 463.48 million compared to UA 420.69 million at 31 December 2021.

The movements in the accumulated provision for impairment on loan interest and charges receivable for the year ended 31 December 2022 and 31 December 2021 were as follows:

(UA thousands)

	2022	2021
Balance at 1 January	297,097	334,283
Write-back on impairment on loan charges for the year (net)	(75,678)	(37,078)
Translation effects	—	(108)
Net Balance	221,419	297,097

Accumulated provisions for impairment on loan interest and charges receivable included the provisions relating to public and private sector loans. During the year ended 31 December 2022, a provision for impairment was made on interest and charges receivable on private sector loans in the amount of UA 19.80 million (31 December 2021: UA 19.86 million). The accumulated provision on interest and charges receivable on private sector loans at 31 December 2022 amounted to UA 78.47 million (31 December 2021: UA 58.66 million).

Guarantees

The Bank may enter into special irrevocable commitments to pay amounts to borrowers or other parties for goods and services to be financed under loan agreements. At 31 December 2022, outstanding irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA 12.08 million (31 December 2021: UA 19.12 million).

Also, the Bank provides trade finance and repayment guarantees to entities within its regional member countries for development loans granted to such entities by third parties. Guarantees represent potential risk to the Bank if the payments guaranteed for an entity are not made. Trade finance and repayment guarantees provided by the Bank outstanding at 31 December 2022 amounted to UA 159.44 million (31 December 2021: UA 537.9 million).

The accumulated ECL calculated on the trade finance guarantees issued by the Bank as at 31 December 2022 was UA 0.50 million (31 December 2021: UA 1.38 million).

Other than the guarantees above issued to other entities, the Bank in 2015 entered into guarantee contracts referred to as EEAs, covering certain of its loans whereby it gives as well as receives compensation in case there is a default in any of the specified loans.

In addition to EEAs, since 2018, the Bank has entered into Balance Sheet Optimization (BSO) transactions which are expected to release risk capital and create additional lending headroom. These transactions involve credit insurance, credit enhancement and synthetic securitization. Like the EEAs, these transactions are accounted for as financial guarantees. The details of BSO initiatives are provided in Note C.

The Bank has purchased credit enhancement facilities from the PSF for some of its non-sovereign loans. As at 31 December 2022, the maximum coverage amounts of non-sovereign loans by PSF amounted to UA 266.48 million (31 December 2021: UA 475.66 million).

The total cost of BSO coverage for the year ended 31 December 2022 was UA 18.83 million (31 December 2021: UA 16.27 million).

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NOTE H – Equity Participations

Investment in ADF

The ADF was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of African countries, to promote cooperation and increase international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund’s original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increases and General Replenishments.

The ADF has a 14-member Board of Directors, made up of 7 members selected by the African Development Bank and 7 members selected by State Participants. The Fund’s Board of Directors reports to the Board of Governors made up of representatives of the State Participants and the ADB. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven primarily by the staff time spent on individual entity’s work program deliverables. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the year end 31 December 2022 amounted to UA 246.21 million (31 December 2021: UA 218.56 million), representing 50.98 percent (December 2021: 51.29 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the ADB by agreement exercises 50 percent of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF’s operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any outstanding claims against the participants. At 31 December 2022, the Bank’s pro-rata or economic share in ADF was 0.34 percent (31 December 2021: 0.36 percent).

Notwithstanding the exercise of 50 percent voting power in the Fund by the Bank, the conditions for control under IFRS 10 Consolidated Financial Statements are not met since the Bank does not have absolute voting interest to control ADF, rights to variable returns from its relationship with ADF and its economic interest in the Fund is less than 1 percent. Consequently, the Fund was not consolidated in the Bank’s Financial Statements.

As a result of the implementation in 2006 of the Multilateral Debt Relief Initiative (MDRI), the net asset value of ADF which is the basis for determining the value of the Bank’s investment in the Fund declined, resulting in impairment loss on the Bank’s investment. The net assets of ADF is made up of its net development resources less outstanding demand obligations plus disbursed and outstanding loans excluding balances due from countries that have reached their Heavily Indebted Poor Countries (HIPC) completion points and, are therefore due for MDRI loan cancelation at the balance sheet date.

Other Equity Participations

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatized or regional and sub regional institutions. The Bank’s objective in such equity investments is to promote the economic development of its Regional Member Countries and, in particular, the development of their private sectors. The Bank’s equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Unless otherwise approved by the Board of Directors, the Bank’s equity participation shall not exceed 25 percent of the equity capital of the entity in which it invests. The Bank does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In accordance with the Board of Governors’ Resolution B/ BG/2009/10 of 13 May 2009, total equity investment by the Bank shall not at any time exceed 15 percent of the aggregate amount of the Bank’s paid-in capital and reserves and surplus (risk capital) included in its ordinary capital resources.

Under IFRS 9, equity investments must be measured at fair value through profit or loss. However, where the equity investment is not held for trading, an entity has the option to take fair value changes into Other Comprehensive Income (OCI), with no recycling of the change in fair value to profit or loss if the investment is subsequently derecognized. As the Bank’s equity investments are currently held for strategic purposes of enhancing development in Regional Member Countries rather than for trading, the Bank has opted to designate all its equity investments as at FVOCI.

The Bank’s equity interests at the end of 2022 and 31 December 2021 are summarized below:

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(UA thousands)

			Carrying Value
Institutions	Year Established	Callable capital	2022	2021
Investment in ADF	1972		111,741	111,741
Accumulated share of profit/ (loss) & impairment on 1 January			(52,383)	(51,878)
Share of losses on equity accounted investments for the year			(101)	(241)
Write-back/(Impairment) for the year			1,531	(264)
			60,788	59,358
DIRECT INVESTMENTS
Development Finance Institutions
Africa Finance Corporation (AFC)	2019	—	42,246	36,983
Africa Prudential PLC	2015	—	156	172
Africa50 – Project Development	2016	8,144	2,231	3,124
Africa50 – Project Finance	2015	18,773	57,109	53,296
African Export and Import Bank (AFREXIM)	1993	20,384	90,603	88,290
African Guarantee Fund (AGF)	2011	—	14,391	9,783
Afriland Properties PLC	2015	—	35	32
Central African Development Bank (BDEAC)	1975	2,190	2,230	2,235
Development Bank of Nigeria	2018	—	45,420	59,983
East African Development Bank (EADB)	1967	10,519	18,327	17,579
Eastern and Southern African Trade and Development Bank (PTA)	1985	56,506	110,568	101,073
Great Lakes Development Bank (BDEGL)	1980	1,000	3,387	2,995
Shelter Afrique (SHAF)	1982	—	7,776	7,394
United Capital PLC	2015	—	1,471	1,074
West African Development Bank (BOAD)	1973	5,475	6,291	6,162
		122,991	402,241	390,175
Commercial Banks
United Bank for Africa	1961	—	6,590	7,208
		—	6,590	7,208
Microfinance Institutions
AB Microfinance Bank Nigeria Limited	2007	—	1,299	1,174
Access Bank Liberia Limited	2008	—	1,001	951
Access Bank Tanzania Limited	2007	5	102	111
Advans Banque Congo	2008	—	—	—
MicroCred Côte d’Ivoire S.A.	2013	—	—	—
		5	2,402	2,236
Insurance
Africa Trade Insurance Agency	2013	—	18,776	14,817
Africa-Re	1977	—	63,020	61,113
CICA-RE	2022	2	7,980	—
Eastern and Southern African Reinsurance Company (ZEP-RE)	2011	—	28,096	25,041
		2	117,872	100,971
Real Sectors Companies
Kukuza Project Development Company	2017	3,006	—	—
TOTAL DIRECT INVESTMENTS		126,005	529,105	500,590

FUNDS
Adiwale	2019	6,417	2,749	1,352
ADP III	2020	17,137	2,716	1,041
AFIG Fund II LP	2016	2,469	9,739	14,196
Africa Capital Works Holdings	2018	5,954	5,826	2,415
Africa Capitalization Fund (ACF)	2010	—	—	—
Africa Forestry Fund II Limited	2020	9,620	4,256	2,354
Africa Health Fund LLC	2009	2,290	251	917
Africa Joint Investment Fund (AJIF – CITADEL)	2010	261	—	—
Africa Renewable Energy Fund L.P	2014	—	18,911	21,589
African Agriculture Fund LLC (AAF)	2010	552	3,345	4,815
African Domestic Bond Fund-	2018	9,017	8,975	5,943
African Infrastructure Investment Fund 2 (AIIF2)	2009	1,997	6,672	13,019
African Infrastructure Investment Fund 2 (AIIF3)	2019	266	23,695	26,729
AfricInvest FIVE	2019	2,956	8,169	8,225
AfricInvest Fund 2 (AFRICINVEST2)	2008	130	331	2,180
AfricInvest Fund 3 (AFRICINVEST3)	2016	1,152	9,541	12,376
AFS LP	2018	2,422	7,640	6,665
Agri-Vie Fund (AGRIVIE)	2008	—	2,353	2,039
AIF	2019	2,971	10,564	4,444
Alitheia IDF Fund	2020	4,926	4,243	1,321
APIS Growth Fund	2017	3,256	21,908	13,893
Arch African Renewable Power Fund LP(ARPF)	2019	9,330	8,710	6,538
ARCH Cold Chain Solutions East Africa F	2022	4,485	2,220	—
Argan Infrastructure Fund (ARGAN)	2010	1,653	4,644	5,477
Arm-Harith Infrastructure Investments Limited	2015	130	8,687	2,882
Atlantic Coast Regional Fund (ACRF)	2008	2,745	2,698	2,747
Aureos Africa Fund (AUREOS)	2007	3,212	455	724
Azur Innovation Fund	2020	1,590	510	280
BOOST PAF I	2019	849	11,356	7,920
Business Partners International Southern Africa SME Fund	2014	1,142	1,272	1,043
Carlyle Sub-Saharan Africa Fund (CSSAF)	2012	737	38,113	34,173
Catalyst Fund (CATALYST)	2010	4	1,101	1,978
Catalyst II	2018	1,025	2,161	2,082
Cathay Africinvest Innovation Fund LLC	2022	3,423	2,028	—
Cauris Croissance II Fund	2012	915	904	1,213
Construction Equity Fund (CEF)	2019	13,881	12,190	7,534
ECP Africa Fund 4 (ECP4)	2017	2,439	16,228	11,604
ECP Africa Fund 2 (ECP2)	2005	3,571	1,984	2,429
ECP Africa Fund 3 (ECP3)	2008	—	19,328	26,497
Eight Miles LLP	2012	—	4,437	2,525
Enko Africa Private Equity Fund	2014	2,490	2,724	4,550
Evolution Fund II (Mauritius) LP	2018	4,792	9,125	8,760
Evolution One Fund (EVOLUTION ONE)	2010	56	174	160
FEI-OGEF LP	2019	2,289	5,520	2,728
FEI Ongrid	2020	22,898	3,869	1,445
Fund for Agricultural Finance in Nigeria (FAFIN)	2017	363	4,497	3,765
GEF Africa Sustainable Forestry Fund (GEF)	2011	543	4,741	8,135
GroFin Africa Fund (GROFIN)	2008	2,080	32	79
Helios Investors II Fund (HELIOS2)	2011	259	9,557	21,649
I & P Afrique Entrepreneurs	2012	391	2,943	2,732
I & P AFRIQUE ENTREPRENEURS	2020	2,645	2,304	1,410
Investment Fund for Health in Africa (IFHA)	2010	389	859	1,495
IPDEV II	2018	1,282	1,806	1,301
Janngo Start Up Fund Senior	2022	5,227	263	—
Kibo Fund II	2014	—	9,527	9,203
Maghreb Private Equity Fund 3 (MPEF4)	2019	2,691	14,123	9,880
Maghreb Private Equity Fund 2 (MPEF2)	2008	21	1,521	1,537
Maghreb Private Equity Fund 3 (MPEF3)	2012	673	8,636	6,052
MEDITERRANIA CAPITAL FUND III	2017	959	10,026	8,765
Metier Sustainable Capital International Fund II L	2020	8,925	5,069	2,605
Moringa Mauritius Africa	2016	1,489	2,508	3,169
Nigeria Infrastructure Debt Fund	2020	4	6,819	7,025
Pan African Housing Fund (PAHF)	2013	975	688	1,285
Pan African Infrastructure Development Fund 1 (PAIDF1)	2007	—	23,654	31,457
Pan African Infrastructure Development Fund 2 (PAIDF2)	2014	16,580	3,962	4,378
PHATISA	2018	2,130	3,582	56
Shore Capital Fund III	2018	4,521	5,329	2,602
TIDE AFRICA LP FUND	2017	—	11,914	7,062
VEROD	2019	5,695	4,289	3,858
West Africa Emerging Markets Fund (WAEMF)	2011	266	2,974	2,950
TOTAL FUNDS		218,804	453,945	423,256
TOTAL DIRECT INVESTMENT AND FUNDS		341,564	983,050	923,846
GRAND TOTAL		341,564	1,043,838	983,204

The cost of equity investments (excluding ADF) carried at fair value at 31 December 2022 amounted to UA 816.14 million (2021: UA 739.9 million).

104

Note I – Property, equipment and intangible assets

(UA thousands)

2022	Land	Capital Work in Progress	Building and Improvements	RoU Assets Building and Improvements	Equipment & Motor Vehicles	Furniture, Fixtures & Fittings	Total Property & Equipment	Computer Software	Property, Equipment & Intangible Assets

Cost:
Balance at January 1	917	5,359	100,678	44,816	102,626	20,488	274,884	42,962	317,846
Transfer	—	(1,582)	1,088	—	494	—	—	—	—
Additions during the year	251	2,130	700	13,004	3,090	421	19,596	5,196	24,792
Disposals during the year	—	—	—	—	(700)	(74)	(774)	—	(774)
Balance at December 31	1,168	5,907	102,466	57,820	105,510	20,835	293,706	48,158	341,864

Accumulated Depreciation
Balance at January 1	—	—	52,498	34,483	84,656	18,497	190,134	39,282	229,416
Depreciation during the year	—	—	6,631	9,084	8,000	711	24,426	4,665	29,091
Disposals during the year	—	—	—	—	(690)	(74)	(764)	—	(764)
Balance at December 31	—	—	59,129	43,567	91,966	19,134	213,796	43,947	257,743
NBV: December 31	1,168	5,907	43,337	14,253	13,544	1,701	79,910	4,211	84,121

(UA thousands)

2021	Land	Capital Work in Progress	Building and Improvements	RoU Assets Building and Improvements	Equipment & Motor Vehicles	Furniture, Fixtures & Fittings	Total Property & Equipment	Computer Software	Property, Equipment & Intangible Assets

Cost:
Balance at January 1	852	3,693	100,248	35,634	101,089	19,715	261,231	41,457	302,688
Transfer	—	(1,632)	—	—	1,632	—	—	—	—
Additions during the year	65	3,298	430	9,182	1,320	1,139	15,434	1,505	16,939
Disposals during the year	—	—	—	—	(1,415)	(366)	(1,781)	—	(1,781)
Balance at December 31	917	5,359	100,678	44,816	102,626	20,488	274,884	42,962	317,846

Accumulated Depreciation
Balance at January 1	—	—	45,815	21,544	78,030	18,214	163,603	34,831	198,434
Depreciation during the year	—	—	6,683	12,939	8,027	648	28,297	4,451	32,748
Disposals during the year	—	—	—	—	(1,401)	(365)	(1,766)	—	(1,766)
Balance at December 31	—	—	52,498	34,483	84,656	18,497	190,134	39,282	229,416
NBV: December 31	917	5,359	48,180	10,333	17,970	1,991	84,750	3,680	88,430

Gains on Disposal of Property and Equipment (UA thousands)

	2022	2021
Cost (See Note I)	774	1,781
Accumulated depreciation (See Note I)	(764)	(1,766)
Net book value	10	15
Sales proceeds	49	40
Gains on Disposal of Property and Equipment (Note M)	39	25

105

Set out below, are the carrying amounts of the Banks right-of-use assets and lease liabilities and the movements during the year:

(UA thousands)

	Right of Use Asset	Lease Liabilities
As at 1 January 2021	14,090	13,741
Additions	9,182	10,134
Depreciation expense	(12,939)	—
Payments		(14,528)
As at 31 December 2021	10,333	9,347
Additions	13,004	13,127
Depreciation expense	(9,084)	—
Payments	—	(8,589)
As at 31 December 2022	14,253	13,885

NOTE J – Borrowings

As at 31 December 2022 and 31 December 2021, the Bank’s borrowings were as follows:

(UA millions)

	2022	2021
Borrowings at fair value	24,006.35	24,801.33
Borrowings at amortized cost	247.85	314.37
Total	24,254.20	25,115.70

The Bank’s borrowings as at 31 December 2022 included subordinated borrowings in the amount of UA 7.51 million (31 December 2021: UA 78.50 million).

The capital adequacy framework approved by the Board of Directors adopted the use of a single debt to usable capital ratio to monitor the Bank’s leverage. The ratio caps the Bank’s total outstanding debt at 100 percent of usable capital. Usable capital comprises the equity of the Bank and the callable capital of its non-borrowing members rated A- or better. The Bank’s usable capital at 31 December 2022 was 60.18 billion (31 December 2021: UA 58.83 billion).

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost-saving opportunities and to lower its funding costs. Certain long-term borrowing agreements contain provisions that allow redemption at the option of the holder at specified dates prior to maturity.

Such borrowings are reflected in the tables on the maturity structure of borrowings using the put dates, rather than the contractual maturities. Management believes, however, that a portion of such borrowings may remain outstanding beyond their earliest indicated redemption dates.

The Bank has entered into cross-currency swap agreements with major international banks through which proceeds from borrowings are converted into a different currency and include a forward exchange contract providing for the future exchange of the two currencies in order to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

106

A summary of the Bank’s borrowings portfolio at 31 December 2022 and 2021 was as follows:

Borrowings and Swaps at 31 December 2022

(Amounts in UA millions)

		Direct Borrowings				Currency Swap Agreements(a)			Interest Rate Swaps
Currency	Rate Type	Carried at Fair Value	Carried at Amortized Cost	Weighted. Average Cost(b) (%)	Weighted Average Maturity (Years)	Amount Payable/ (Receivable)	Wgtd. Average Cost(b) (%)	Average Maturity (Years)	Notional Amount Payable/ (Receivable)	Weighted Average Cost(b) (%)	Average Maturity (Years)

Euro	Fixed	5,719.15	—	0.81	4.46	—	—	—	—	—	—
		—	—	—	—	(46.11)	1.58	35.29	6,136.19	0.81	4.29
	Adjustable	—	—	—	—	(3,933.86)	0.69	2.73	(6,136.19)	0.71	4.29
		—	—	—	—	137.98	1.11	1.96	—	—	—
GBP	Fixed	1,568.49	—	0.91	2.74	—	—	—	—	—	—
		—	—	—	—	1,722.90	0.90	2.75	—	—	—
	Adjustable	—	—	—	—	—	—	—	—	—	—
		—	—	—	—	—	—	—	—	—	—
Japanese Yen	Fixed	822.08	55.38	0.63	29.46	—	—	—	—	—	—
		—	—	—	—	886.36	0.67	30.77	—	—	—
	Adjustable	283.45	—	3.81	2.52	(19.04)	(0.56)	4.59	(12.46)	(0.26)	2.34
		—	—	—	—	149.30	1.63	2.30	12.46	0.82	19.48
US Dollar	Fixed	10,884.91	157.80	2.19	2.32	—	—	—	—	—	—
		—	—	—	—	204.84	5.20	1.97	11,276.25	2.02	2.40
	Adjustable	158.64	—	3.82	1.51	(6,049.69)	3.27	8.79	(13,706.67)	3.48	2.04
		—	—	—	—	3,443.95	3.15	4.00	2,430.42	4.04	0.35
Others(d)	Fixed	4,191.79	0.39	2.67	4.07	—	—	—	—	—	—
		—	—	—	—	4,451.43	2.62	3.85	896.01	0.78	21.38
	Adjustable	377.84	35.85	1.91	5.38	(1,801.36)	6.48	4.17	(293.79)	6.62	12.90
			—	—	—	630.31	2.12	5.87	—	—	—
Total	Fixed	23,186.43	213.56	1.79	4.19	—	—	—	—	—	—
		—	—	—	—	7,219.43	2.05	6.64	18,308.45	1.55	3.96
	Adjustable	819.92	35.84	2.89	3.78	(11,803.95)	2.90	6.06	(20,149.11)	2.68	2.88
		—	—	—	—	4,361.54	2.89	4.15	2,442.88	4.03	0.45
Principal at face value		24,006.35	249.41	1.83	4.17	(222.98)	—	—	602.22	—	—
Net unamortized premium/Discount		—	(1.56)	—	—	1,000.23	—	—	133.05	—	—
Fair valuation adjustment		24,006.35	247.85	1.83	4.17	777.25	—	—	735.27	—	—
		—	—	—	—	(1,750.89)	—	—	(1,867.73)(c)	—	—
Total		24,006.35	247.85	1.83	4.17	(973.63)	—	—	(1,132.46)	—	—

Supplementary disclosure (direct borrowings):

The carrying amount of borrowings at 31 December 2022 was UA 24,006.35 million and the estimated fair value was UA 24,230.01 million.

(a)	Currency swap agreements include cross-currency interest rate swaps.
(b)	The average repricing period of the net currency obligations for adjustable-rate borrowings was six months. The rates indicated are those prevailing at 31 December

2022.

(c)	These amounts are included in derivative assets and liabilities on the balance sheet.
(d)	These amounts relate mainly to borrowings and derivatives in AUD, CHF, NZD, TRY and ZAR. Slight differences may occur in totals due to rounding.
107

Borrowings and Swaps at 31 December 2021

(Amounts in UA millions)

		Direct Borrowings				Currency Swap Agreements(a)			Interest Rate Swaps
Currency	Rate Type	Carried at Fair Value	Carried at Amortized Cost	Weighted. Average Cost(b) (%)	Weighted Average Maturity (Years)	Amount Payable/ (Receivable)	Wgtd. Average Cost(b) (%)	Average Maturity (Years)	Notional Amount Payable/ (Receivable)	Weighted Average Cost(b) (%)	Average Maturity (Years)
Euro	Fixed	4,278.05	—	0.49	5.37	—	—	—	—	—	—
		—	—	—	—	213.78	1.38	12.94	3,940.27	0.45	5.77
	Adjustable	—	—	—	—	(5,150.93)	0.49	2.30	(3,940.27)	0.45	5.77
		—	—	—	—	121.21	(0.63)	2.93	—	—	—
GBP	Fixed	1,129.30	—	0.66	3.89	—	—	—	—	—	—
		—	—	—	—	1,151.82	0.66	3.90	(13.76)	0.88	0.92
	Adjustable	—	—	—	—	—	—	—	13.76	0.25	0.92
		—	—	—	—	—	—	—	—	—	—
Japanese Yen	Fixed	1,037.28	63.32	0.61	20.12	—	—	—	—	—	—
		—	—	—	—	1,014.05	0.75	19.87	—	—	—
	Adjustable	369.89	—	3.43	3.09	(19.92)	(0.70)	5.69	(13.76)	(0.48)	3.32
		—	—	—	363.16	3.46	3.15	13.76	2.21	3.32
US Dollar	Fixed	12,211.36	221.49	1.67	2.21	—	—	—	—	—	—
		—	—	—	—	178.62	5.42	2.78	11,955.02	1.48	2.25
	Adjustable	54.31	—	1.88	3.01	(5,977.65)	0.04	7.12	(14,138.29)	0.28	2.10
		—	—	—	—	4,144.81	0.12	3.50	2,198.14	0.55	1.32
Others(d)	Fixed	5,348.54	0.49	2.76	4.03	—	—	—	—	—	—
		—	—	—	4,988.34	2.78	3.67	868.12	0.82	19.48
	Adjustable	372.59	31.24	3.02	5.18	(1,826.50)	3.76	5.51	(335.67)	3.62	10.72
		—	—	—	580.39	2.13	6.21	—	—	—
Total	Fixed	24,004.54	285.30	1.60	4.04	—	—	—	—	—	—
		—	—	—	—	7,546.69	2.21	6.12	16,763.40	1.20	3.73
	Adjustable	796.79	31.24	3.13	4.26	(12,975.00)	0.35	4.98	(18,427.99)	0.16	2.83
		—	—	—	—	5,209.58	0.35	3.76	2,211.91	0.56	1.33
Principal at face value		24,801.33	316.54	1.66	4.05	(218.73)	—	—	547.32	—	—
Net unamortized premium/Discount		—	(2.17)	—	—	(923.50)	—	—	164.76
		24,801.33	314.37	1.66	4.05	(1,142.23)	—	—	712.08	—	—
Fair valuation adjustment		—	—	—	—	(183,979.75)	—	—	116,338.54(c)	—	—
Total		24,801.33	314.37	1.66	4.05	(185,121.98)	—	—	117,050.63	—	—

Supplementary disclosure (direct borrowings):

The carrying amount of borrowings at 31 December 2021 was UA 24,801.33 million and the estimated fair value was UA 25,130.09 million.

(a)	Currency swap agreements include cross-currency interest rate swaps.
(b)	The average repricing period of the net currency obligations for adjustable-rate borrowings was six months. The rates indicated are those prevailing at 31 December

2021.

(c)	These amounts are included in derivative assets and liabilities on the balance sheet.
(d)	These amounts relate mainly to borrowings and derivatives in AUD, CHF, NZD, TRY and ZAR. Slight differences may occur in totals due to rounding.
108

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at 31 December 2022 was as follows:

i)	Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	5,155.62	355.04	5,510.66
More than one year but less than two years	2,552.43	198.29	2,750.72
More than two years but less than three years	2,032.02	11.53	2,043.55
More than three years but less than four years	5,236.85	135.32	5,372.17
More than four years but less than five years	3,473.19	103.58	3,576.77
More than five years	4,628.14	124.34	4,752.48
Total	23,078.25	928.10	24,006.35

ii)	Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	186.11	—	186.11
More than one year but less than two years	7.70	—	7.70
More than two years but less than three years	—	—	—
More than three years but less than four years	0.09	—	0.09
More than four years but less than five years	0.19	—	0.19
More than five years	55.32	—	55.32
Subtotal	249.41	—	249.41
Net unamortized premium and discount	(1.56)	—	(1.56)
Total	247.85	—	247.85

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at 31 December 2021 was as follows:

i)	Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	5,293.51	145.58	5,439.09
More than one year but less than two years	4,960.31	24.18	4,984.49
More than two years but less than three years	2,118.18	75.27	2,193.45
More than three years but less than four years	794.11	14.95	809.06
More than four years but less than five years	5,663.40	149.59	5,812.99
More than five years	5,337.12	225.13	5,562.25
Total	24,166.63	634.70	24,801.33

ii)	Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	95.55	—	95.55
More than one year but less than two years	157.18	—	157.18
More than two years but less than three years	0.15	—	0.15
More than three years but less than four years	—	—	—
More than four years but less than five years	0.11	—	0.11
More than five years	63.54	—	63.54
Subtotal	316.53	—	316.53
Net unamortized premium and discount	(2.16)	—	(2.16)
Total	314.37	—	314.37

The fair value of borrowings carried at fair value through profit or loss at 31 December 2022 was UA 24,006.35 million (December 2021: UA 24,801.33 million). For these borrowings, the amount the Bank will be contractually required to pay at maturity at 31

109

December 2022 was UA 27,053.65 million (December 2021: UA 25,543.88 million). The surrender value of callable borrowings is equivalent to the notional amount plus accrued finance charges.

As per Note N, there was a net gain of UA 88.90 million on borrowings, related derivatives and others for the year ended 31 December 2022 (December 2021: a loss of UA 111.21 million). The fair value movement attributable to changes in the Bank’s credit risk included in the other comprehensive income for the year ended 31 December 2022 was a gain of UA 92.62 million (2021: a loss of UA 38.25 million).

Fair value movements attributable to changes in the Bank’s credit risk are determined by comparing the discounted cash flows for the borrowings designated at fair value through profit or loss using the Bank’s credit spread on the relevant liquid markets for ADB quoted bonds versus LIBOR both at the beginning and end of the relevant year. The Bank’s credit spread was not applied for fair value changes on callable borrowings with less than one-year call date.

For borrowings designated at fair value through profit or loss at 31 December 2022, the cumulative unrealized fair value losses to date were UA 919.31 million (December 2021: UA 1,148.41 million).

NOTE K – Equity

Equity is composed of capital and reserves. These are further detailed as follows:

Capital

Capital includes subscriptions paid-in by member countries and Cumulative Exchange Adjustments on Subscriptions (CEAS). The Bank is not exposed to any externally imposed capital requirements.

Subscriptions Paid In

Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, a voluntary capital increase and the nine General Capital Increases (GCI) made so far. The Fifth General Capital Increase (GCI V) was approved by the Board of Governors of the Bank on 29 May 1998 and became effective on 30 September 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid-up and callable shares in proportion of 6 percent paid-up and 94 percent callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid-up shares and 89.19 percent callable shares.

The sixth General Capital Increase (GCI-VI) was approved by the Board of Governors of the Bank on 27 May 2010. GCI-VI increased the authorized capital stock of the Bank by 200 percent from UA 23,947 million to UA 67,687 million, with the creation of 4,374,000 new shares. The new shares created were allocated to the regional and non-regional groups in such proportions that, when fully subscribed, the regional group shall hold 60 percent of the total capital stock of the Bank, and the non-regional group 40 percent. The shares are divided into paid-up and callable shares in the proportion of 6 percent paid-up shares to 94 percent callable shares.

Prior to the GCI-VI, i.e., during the period covered by GCI-V, and by its resolution’s B/BG/2008/07 and B/BG/2009/05, the Board of Governors authorized two capital increases bringing the Authorized Capital of the Bank from UA 21,870 million to UA 22,120 million to allow the Republic of Türkiye and the Grand Duchy of Luxembourg to become members of the Bank. The membership of these two countries became effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Non-Regional Countries to Membership of the Bank. Consequently, on 29 October 2013 and 29 May 2014, the Republic of Türkiye and The Grand Duchy Luxembourg respectively were formally admitted as the 78th and 79th member countries of the Bank. These shares, created under the two special capital increases, were subject to the same terms and conditions as the shares created under the GCI-V.

Following its Resolution B/BG/2012/04 of 31 May 2012, the Board of Governors authorized a Special Capital Increase of the authorized share capital of the Bank to allow for: (i) subscription by a new regional member country (the Republic of South Sudan) of the minimum number of shares required for it to become a member; and (ii) the resulting subscription by non-regional members of the number of shares necessary to comply with the 60/40 ratio requirement between the shareholding of regional and non-regional members. Accordingly, the Board of Governors decided to increase the authorized capital of the Bank by the creation of 111,469 new shares, out of which 66,881 shares shall be available for subscription by the Republic of South Sudan, and 44,588 shares, shall be available for subscription by non-regional members. In 2014, by Resolution B/BG/2014/02, the Board of Governors revised down to 33,895 shares the initial subscription of South Sudan’s, in line with its IMF quota. The additional shares are subject to the same terms and conditions as the shares authorized in the GCI-VI. On 30 April 2015, having completed the membership process to join the African Development Bank, South Sudan was admitted as member.

110

In 2019, the Board of Directors endorsed proposals made by Canada and Sweden to subscribe, temporarily, to additional non-voting callable capital of the Bank in the amounts of UA 800 million and UA 357 million, respectively. The proposals were adopted by the Board of Governors on 12 June 2019 and 31 October 2019 and accordingly, the authorized capital stock of the Bank increased. These non-voting callable shares were absorbed by Canada’s and Sweden’s subscriptions to GCI-VII when they became effective.

By resolution B/BG/2019/04 adopted on 12 June 2019, the Board of Governors authorized a capital increase of UA 1.34 billion through the creation of 134,050 new shares to allow Ireland to become a member of the Bank. The membership of Ireland became effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Non-Regional Countries to Membership of the Bank. Such formalities had been completed on 24 April 2020.

On 31 October 2019, the Board of Governors of the Bank approved a 125 percent increase of the capital resources of the institution. This seventh General Capital Increase (GCI-VII) increased the authorized capital stock of the Bank from UA 69,472 million3 to UA 153,191 million with the creation of 8,371,881 new shares. The new shares created were allocated to the regional and non- regional groups in such proportions that, when fully subscribed, the regional group shall hold 60 percent of the total capital stock of the Bank, and the non-regional group 40 percent. The new shares and the previous ones described above shall be divided into paid-up and callable shares in the proportion of 6 percent paid-up shares to 94 percent callable shares.

The paid-up portion of the GCI-VII subscription is payable in twelve annual instalments for member countries eligible to receive financing from ADF and eight annual instalments for member countries not eligible to receive financing from ADF. A member country’s payment of the first installment triggers its subscription and the entire callable shares are issued. Shares representing the paid-up portion of the subscription are issued only as and when the Bank receives the actual payments for such shares.

At its extraordinary meeting held on 5 March 2021, the Board of Governors adopted a resolution, effective immediately, authorizing the creation of temporary callable capital stock increasing the Bank’s capital from one hundred fifty-three billion one hundred ninety-one million three hundred sixty thousand Units of Account (UA 153,191,360,000) to one hundred eighty-one billion seven hundred ninety-five million eight hundred thirty thousand Units of Account (UA 181,795,830,000). The new shares created are in the form of callable shares, which will expire on 31 December 2023, or such earlier date as the Bank may determine. All Instruments of Subscription are qualified and effective only in the case of a single event leading to a reduction in the stock of the Bank’s AAA-rated callable capital by at least 30 percent that would have the effect of reducing the coverage of the Bank’s net debt by AAA-rated callable capital below 100 percent (the “Qualifying Event”). Upon the occurrence of the Qualifying Event, members who have subscribed to the temporary callable capital stock will acquire certain voting rights. Each share will have a par value of ten thousand Units of Account (UA 10,000), as set forth in the Resolution.

During the same extraordinary meeting, the Board of Governors approved and authorized the return and cancellation of temporary callable shares without Voting Powers, created in 2019 and subscribed by Canada and the Kingdom of Sweden, from the total authorized capital stock of the Bank, as part of the interim measures pending the conclusion of the Seventh General Capital Increase. Consequently, the authorized capital of the Bank was reduced by UA 1,157,000,000, bringing it down to UA 180,638,830,000.

3	The amount of UA 69,472,550,000 includes: (i) the special capital increase authorized under Resolution B/BG/2019/04 to allow for the subscription by the Republic of Ireland (“Ireland”) (UA 1,340,500,000), (ii) the temporary increase in non-voting callable capital allocated to the Government of Canada (“Canada”) (UA 800,000,000) under Resolution B/BG/2019/09 and (iii) the temporary increase in non-voting callable capital allocated to the Kingdom of Sweden (“Sweden”) (UA 357,000,000) upon the Board of Governor’s approval of Resolution B/ BG/EXTRA/2019/01.

111

The Bank’s capital as at 31 December 2022 and 31 December 2021 were as follows:

(UA thousands)

	2022	2021
Capital Authorized (in shares of UA 10,000 each)	180,638,830	180,638,830
Less: Unsubscribed	(31,870,653)	(32,165,212)
Subscribed Capital	148,768,177	148,473,618
Less: Callable Capital	(138,793,635)	(138,514,715)
Paid-up Capital	9,974,542	9,958,903
Shares to be issued upon payment of future installments	(3,608,620)	(4,248,940)
Add: Amounts paid in advance	322	605
	6,366,244	5,710,568
Less: Amounts in arrears	—	—
Capital	6,366,244	5,710,568

Included in the authorized data for 31 December 2022 is an amount of UA 38.83 million representing the balance of the shareholding of the former Socialist Federal Republic of Yugoslavia (“former Yugoslavia”).

Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 38.83 million callable, and UA 4.86 million paid-up shares) have been held by the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of 31 December 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state’s Official Development Assistance, its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank accepted the offer.

112

Subscriptions by member countries and their voting power at 31 December 2022 were as follows:

(Amounts in UA thousands)

	Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
1	Algeria	730,223	5.030	304,747	6,997,470	730,848	5.054
2	Angola	164,696	1.135	64,532	1,582,442	153,948	1.065
3	Benin	29,705	0.205	11,107	285,972	30,299	0.210
4	Botswana	112,194	0.773	76,805	1,045,135	112,819	0.780
5	Burkina Faso	58,120	0.400	22,433	558,805	58,714	0.406
6	Burundi	33,435	0.230	13,272	321,076	34,060	0.236
7	Cabo Verde	9,160	0.063	3,991	87,620	9,174	0.063
8	Cameroon	153,618	1.058	52,575	1,483,621	151,314	1.046
9	Central African Republic	5,549	0.038	1,975	53,532	5,909	0.041
10	Chad	8,451	0.058	3,144	81,380	8,935	0.062
11	Comoros	1,125	0.008	634	10,626	1,719	0.012
12	Congo	58,664	0.404	22,398	564,270	55,122	0.381
13	Cote d’Ivoire	552,298	3.805	200,958	5,322,050	540,203	3.735
14	Democratic Republic of Congo	264,767	1.824	66,808	2,580,865	253,094	1.750
15	Djibouti	1,213	0.008	1,517	10,618	1,838	0.013
16	Egypt	874,472	6.024	367,641	8,377,090	875,097	6.051
17	Equatorial Guinea	9,588	0.066	7,969	87,917	10,213	0.071
18	Eritrea	4,510	0.031	2,921	42,182	5,135	0.036
19	Eswatini	16,232	0.112	9,740	152,590	16,857	0.117
20	Ethiopia	231,140	1.592	84,253	2,227,160	231,765	1.603
21	Gabon	65,385	0.450	56,236	597,628	66,010	0.456
22	Gambia	19,294	0.133	6,516	186,453	19,496	0.135
23	Ghana	324,126	2.233	115,233	3,125,521	324,093	2.241
24	Guinea	59,006	0.406	21,255	568,810	58,331	0.403
25	Guinea-Bissau	978	0.007	929	8,860	1,603	0.011
26	Kenya	200,106	1.379	72,579	1,928,490	196,470	1.359
27	Lesotho	12,959	0.089	5,046	124,570	12,848	0.089
28	Liberia	28,408	0.196	10,834	273,257	29,033	0.201
29	Libya	350,267	2.413	186,004	3,316,677	350,893	2.426
30	Madagascar	93,651	0.645	34,523	902,000	94,276	0.652
31	Malawi	49,435	0.341	18,942	475,420	50,060	0.346
32	Mali	26,948	0.186	20,487	249,001	27,573	0.191
33	Mauritania	8,044	0.055	4,665	75,785	8,669	0.060
34	Mauritius	93,372	0.643	44,801	888,860	93,997	0.650
35	Morocco	667,177	4.596	267,805	6,403,990	629,419	4.352
36	Mozambique	87,353	0.602	30,513	843,037	86,098	0.595
37	Namibia	49,346	0.340	19,551	471,800	49,971	0.346
38	Niger	29,772	0.205	11,535	286,192	30,397	0.210
39	Nigeria	1,254,027	8.639	588,898	11,951,383	1,254,652	8.676
40	Rwanda	19,510	0.134	7,212	187,903	19,712	0.136
41	São Tomé And Príncipe	9,502	0.065	3,487	91,543	9,924	0.069
42	Senegal	151,112	1.041	57,384	1,453,751	151,737	1.049
43	Seychelles	1,837	0.013	1,871	16,499	2,462	0.017
44	Sierra Leone	15,867	0.109	12,733	145,951	16,492	0.114
45	Somalia	4,239	0.029	2,549	39,846	4,676	0.032
46	South Africa	727,321	5.010	294,205	6,979,012	727,946	5.034
47	South Sudan	47,217	0.325	4,968	467,220	47,842	0.331
48	Sudan	14,034	0.097	14,160	126,177	14,659	0.101
49	Tanzania	123,705	0.852	42,648	1,194,417	124,330	0.860
50	Togo	23,753	0.164	9,262	228,271	24,378	0.169
51	Tunisia	208,283	1.435	91,267	1,991,560	208,908	1.445
52	Uganda	57,735	0.398	22,053	555,317	58,298	0.403
53	Zambia	169,340	1.167	63,313	1,630,065	169,965	1.175
54	Zimbabwe	248,017	1.709	95,440	2,384,738	248,642	1.719
	Total Regionals	8,560,286	58.971	3,558,324	82,042,425	8,500,922	58.781

Slight differences may occur in totals due to rounding.

113

(Amounts in UA thousands)

Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
Total Regionals	8,560,286	58.971	3,558,324	82,042,425	8,500,922	58.781
55 Argentina	11,870	0.082	7,185	111,520	12,495	0.086
56 Austria	63,714	0.439	29,486	607,660	64,339	0.445
57 Belgium	93,548	0.644	61,730	873,750	94,173	0.651
58 Brazil	21,791	0.150	16,970	200,940	22,416	0.155
59 Canada	560,435	3.861	364,116	5,240,240	561,060	3.880
60 China	183,834	1.266	82,434	1,755,920	184,459	1.275
61 Denmark	166,589	1.148	71,176	1,594,720	156,436	1.082
62 Finland	69,457	0.478	29,338	665,240	70,082	0.485
63 France	533,648	3.676	225,393	5,111,090	534,273	3.694
64 Germany	594,957	4.099	275,256	5,674,320	595,582	4.118
65 India	41,026	0.283	18,411	391,860	41,651	0.288
66 Ireland	114,769	0.791	22,031	1,125,670	115,394	0.798
67 Italy	346,306	2.386	160,215	3,302,850	346,931	2.399
68 Japan	783,637	5.398	362,038	7,474,340	783,260	5.416
69 Korea	68,381	0.471	28,515	655,310	69,006	0.477
70 Kuwait	63,445	0.437	26,798	607,660	64,070	0.443
71 Luxembourg	29,455	0.203	10,605	283,950	30,080	0.208
72 Netherlands	125,993	0.868	57,616	1,202,320	126,618	0.876
73 Norway	168,169	1.158	77,581	1,604,120	168,794	1.167
74 Portugal	34,181	0.235	14,518	327,300	34,806	0.241
75 Saudi Arabia	27,646	0.190	12,799	263,670	28,271	0.195
76 Spain	153,250	1.056	89,408	1,443,100	153,875	1.064
77 Sweden	224,266	1.545	103,551	2,139,110	224,891	1.555
78 Switzerland	208,635	1.437	90,575	1,995,780	209,260	1.447
79 Türkiye	56,242	0.387	19,179	543,260	56,867	0.393
80 U.K.	269,123	1.854	152,970	2,538,270	269,748	1.865
81 U.S.A.	941,526	6.486	398,027	9,017,240	942,151	6.515
Total Non-Regionals	5,955,893	41.029	2,807,920	56,751,210	5,960,988	41.219
Grand Total	14,516,179	100.00	6,366,244	138,793,635	14,461,910	100.00

The subscription position including the distribution of voting rights at 31 December 2022 reflects the differences in the timing of subscription payments by member countries during the allowed subscription payment period for GCI-V, GCI-VI and GCI-VII. After the shares have been fully subscribed, the regional and non-regional groups are expected to hold 60 percent and 40 percent voting rights, respectively.

Slight differences may occur in totals due to rounding.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, and subsequent capital increases payments by regional and non-regional members in US Dollars were fixed at an exchange rate of 1 UA = USD 1.20635. This rate represented the value of the US Dollar to the SDR immediately before the introduction of the basket method of valuing the SDR on 1 July 1974 (1974 SDR). As a result of these practices, losses or gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At 31 December 2022 and 31 December 2021, the Cumulative Exchange Adjustment on Subscriptions were as follows:

(UA thousands)

	2022	2021
Balance at 1 January	155,837	148,208
Net conversion losses on new subscriptions	(1,668)	7,629
Balance	154,169	155,837

114

Reserves

The Bank’s Reserves increased by UA 519.47 million (16.48 percent) to UA 3,670.66 million as at 31 December 2022 from UA 3,151.19 million as at 31 December 2021 due to the total comprehensive income reported for the year.

Retained Earnings

Retained earnings include the net income for the year after taking into account transfers approved by the Board of Governors, and net charges recognized directly in equity. Retained earnings also include the transition adjustments resulting from the adoption of new or revised financial reporting standards, where applicable. Earnings include the net income for the year, after taking into account transfers approved by the Board of Governors, and net charges recognized directly in equity. At 31 December 2022 and 31 December 2021, the retained earnings were as follows:

(UA thousands)

Balance at 1 January 2021	3,228,367
Net income for the current year	41,546
Transfers during the year	20,217
Balance at 31 December 2021	3,290,130
Balance at 1 January 2022	3,290,130
Net income for the current year	175,278
Balance at 31 December 2022	3,465,408

Allocable income

The Bank uses allocable income for making distributions out of its net income. Allocable income excludes unrealized mark-to- market gains and losses associated with instruments not held for trading and adjusted for translation gains and losses.

At 31 December 2022 and 31 December 2021, the allocable income were as follows:

(UA thousands)

	2022	2021
Income before Board of Governors’ approved distribution	239,278	96,546
Unrealized (gains)/losses on borrowings and derivatives	(88,900)	111,213
Translation (gains)/losses	(66,457)	1,475
Unrealized losses on macro hedge swaps	—	120
Allocable income	83,921	209,354

During the year, the Board of Governors approved the distribution of UA 64 million (2021: UA 55.00 million) from income and the surplus account to certain entities for development purposes. With effect from 2006, Board of Governors approved distributions to entities for development purposes are reported as expenses in the Income Statement in the year such distributions are approved.

Movement in the surplus account during 2022 and 2021 is as follows:

(UA thousands)

Balance at 1 January 2021	1,312
Allocation from 2020 net income	—
Distribution to MIC Technical Assistance Fund	—
Distribution to Special Relief Fund	—
Distribution to the NEPAD	—
Balance at 31 December 2021	1,312

Balance at 1 January 2022	1,312
Allocation from 2021 net income	12,810
Distribution to MIC Technical Assistance Fund	(4,000)
Distribution to Special Relief Fund	(7,000)
Distribution to the NEPAD	(3,000)
Balance at 31 December 2022	122

115

Distributions to entities for development purposes, including those made from the surplus account, for the years ended 31 December 2022 and 2021 were as follows:

(UA thousands)

	2022	2021
African Development Fund (ADF)	35,000	35,000
Post Conflict Assistance – DRC	15,000	20,000
Special Relief Fund	7,000	—
NEPAD	3,000	—
MIC Technical Assistance Fund	4,000	—
Total	64,000	55,000

NOTE L – Income from Loans and Investments and Related Derivatives

Income from Loans and related derivatives

Income from loans and related derivatives for the year ended 31 December 2022 and 31 December 2021 was as follows:

(UA thousands)

	2022	2021
Interest income on loans not impaired	489,312	332,554
Interest income on impaired loans	43,379	36,157
Interest on loan swaps	(25,396)	(41,611)
Total interest income on loans	507,295	327,100
Commitment fees	31,788	36,431
Trade finance guarantee fees	1,130	782
Statutory commission	182	205
Total fee income	33,100	37,418
Balance sheet optimization (BSO) fees	(18,829)	(16,274)
Total	521,566	348,244

Analysis of Interest Income from loans by Operations

(UA thousands)

	2022	2021
Interest income on Sovereign loans	373,240	225,831
Interest income on Non sovereign loans	159,451	142,880
Interest on loan swaps	(25,396)	(41,611)
Total interest income on loans	507,295	327,100

Income from Treasury Investments and Related Derivatives

Income from loans and related derivatives for the year ended 31 December 2022 and 31 December 2021 was as follows:

(UA thousands)

	2022	2021
Interest income	194,356	161,453
Realized fair value gains on investments	52,126	3,448
Unrealized fair value losses on investments	(28,320)	(35,561)
Subtotal	23,806	(32,113)

Total	218,162	129,340

116

Total interest income on investments at amortized cost for the year ended 31 December 2022 was UA 105.79 million (2021: UA 92.28 million).

Net interest income from loans and investment and related derivatives

The net interest income on loans, investment and related derivatives for the year ended 31 December 2022 and 31 December 2021 was as follows:

(UA thousands)

	2022	2021
Interest income from loans	507,295	327,100
Interest income from treasury investment	194,356	161,453
Other debt securities	6,889	5,530
Total Interest Income	708,540	494,083
Borrowing expenses	(353,990)	(71,048)
Net interest income	354,550	423,035

NOTE M – Other Income

Other Income represents net earnings that arise from other sources and activities apart from the Bank’s development related activities and Investment activities.

(UA thousands)

	2022	2021
Management fees	10,495	10,520
Rental income	1,261	570
Miscellaneous Income	1,538	2,161
Board allowances received	310	234
Share of losses on equity accounted investments	(101)	(241)
Gains on disposal of Property and equipment	39	26
Others	448	162
Total	13,990	13,432

NOTE N – Borrowing Expenses

Interest and Amortized Issuance Costs

Interest and amortized issuance costs on borrowings for the year ended 31 December 2022 and 31 December 2021 was as follows:

(UA thousands)

	2022	2021
Charges to bond issuers	416,819	387,407
Amortization of issuance costs	1,120	6,155
Interest on operating lease	194	219
Total	418,133	393,781

Total interest expense for financial liabilities not at fair value through profit or loss for the year ended 31 December 2022 was UA 14.29 million (December 2021: UA 12.84 million).

117

Net Interest on Borrowing-Related Derivatives

Net interest on borrowing-related derivatives for the year ended 31 December 2022 and 31 December 2021 was as follows:

(UA thousands)

	2022	2021
Interest on derivatives payable	502,063	182,300
Interest on derivatives receivable	(566,206)	(505,033)
Total	(64,143)	(322,733)
Net borrowing expenses	353,990	71,048

Losses/gains on Borrowings and Related Derivatives

Gains/losses on borrowings, related derivatives and others for year ended 31 December 2022 and 31 December 2021 was as follows:

(UA thousands)

	2022	2021
(Losses)/gains borrowings, related derivatives and others	88,900	(111,213)

The gains on borrowings, related derivatives and others include the income statement effects of the hedge accounting, consisting of unrealized gain of UA 2.18 million (December 2021: unrealized loss of UA 0.47 million), representing hedge effectiveness, and UA 2.15 million (December 2021: UA 2.42 million) of amortization of fair value adjustments on the hedged risk (See Note F).

Valuation adjustment loss in respect of counterparty risk of derivative financial assets (CVA) for the year ended 31 December 2022 amounted to UA 7.21 million (December 2021: a loss UA 25.4 million), whilst valuation adjustment gain relating to credit risk in derivative financial liabilities (DVA) for the year ended 31 December 2022 was UA 17.96 million (December 2021: a gain UA 23.46 million).

NOTE O – Administrative Expenses

Total administrative expenses relate to expenses incurred for the operations of the Bank and those incurred on behalf of the ADF and the NTF. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula, which is driven primarily by the staff time spent on individual entity’s work program deliverables. However, the expenses allocated to the NTF shall not exceed 20 percent of the NTF’s gross income.

Administrative expenses for the year ended 31 December 2022 and 31 December 2021 comprised the following:

(UA thousands)

	2022	2021
Manpower expenses*	386,795	353,339
Other general expenses	67,088	40,025
Total	453,883	393,364
Reimbursable by ADF	(246,211)	(218,564)
Reimbursable by NTF	(508)	(251)
Net	207,164	174,549

* Shares of ADB manpower expenses amount to UA 189.21 million (2021: UA171.89 million).

Included in general administrative expenses is an amount of UA 0.33 million (2021: UA 0.4 million) incurred under operating lease agreements for offices in Côte d’Ivoire and in certain member countries, where the Bank has offices, the short-term leases and leases of low value not recognized as liabilities. The payments in relation to these are recognized as an expense in profit or loss.

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NOTE P – Employee Benefits

Staff Retirement Plan

The Staff Retirement Plan (SRP), a defined benefit plan established under Board of Governors’ Resolution 05–89 of 30 May 1989, became effective on 31 December 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full-time basis, as defined in the Bank’s employment policies, is eligible to participate in the SRP, upon completion of 6 months service without interruption of more than 30 days. The SRP is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees.

In November 2004, the Board of Directors of the Bank approved certain revisions to the SRP, including simplification of the calculation of the employee contribution rate, more explicit reference to the Bank’s residual responsibility and rights as the SRP sponsor, changes in survivor child benefits and an increase in the pension accumulation rate from 2 percent to 2.5 percent for each year of service. Also, new members from the Field Offices of the Bank joined the Plan in 2007. Accordingly, the associated past service costs associated with these changes were reported in the financial statements of respective years.

In 2008, the early retirement provisions and the death benefits to spouses were modified, resulting in a net negative prior service cost of UA 8.12 million, which was immediately recognized. Under the revised SRP, employees contribute at a rate of 9 percent of regular salary. A tax factor included in the basis for the determination of contribution in the previous SRP has been eliminated. The Bank typically contributes twice the employee contribution but may vary such contribution based on the results of annual actuarial valuations.

In 2011, the Board of Directors approved the extension of the mandatory staff retirement age in the Bank from 60 to 62 years effective 1 January 2012. Participants of the Plan as of 11 May 2011 were given up to 31 December 2012 to make the election on either to retire at 60 years with no penalty for early retirement or accept the extension and retire at age 62. The option to retire at age 60 is not available to staff joining the Bank from 1 January 2012, the date of effectiveness of the change. Most of the existing participants opted for the revised retirement age. The impact of the change on the actuarial valuation of SRP was a curtailment of UA 10.90 million and was reported in the financial statements for the year ended 31 December 2011.

During 2015, the Board of Directors approved changes to enhance financial sustainability of the Plan. These changes primarily included review of the commutation of pension as well as benefits applicable for death in retirement.

The Hybrid Scheme

On 19th September 2018, the Board of Directors approved changes to the Staff Retirement Plan (SRP or the Plan) introducing an alternative pension structure combining the features of a defined benefit (DB) and a defined contribution (DC) scheme to strengthen the Plan’s long-term sustainability, while giving flexibility to members.

The effective date of the hybrid scheme is 1 July 2019. The hybrid scheme is aimed at strengthening the Plan’s long-term financial viability and grants qualifying participants the flexibility to decide where to invest their contributions with the choice to contribute additional voluntary contributions to their personal DC accounts. Qualifying participants in the service of the Bank before the effective date will have the option to join the new hybrid scheme or remain in the current DB scheme. These changes will not affect the acquired pension rights of current plan participants or retirees’ pension benefits. However, qualifying participants joining the plan from the effective date will automatically be enrolled in the new hybrid scheme i.e. the SRP and the newly introduced defined contribution plan.

The features of the hybrid scheme are stated below:

•	Participants and the Bank will continue to contribute 9 percent and 18 percent of salaries respectively under the hybrid scheme.
•	The Bank’s median salary will be used as the cap and will be reset every three years.
•	Contributions will be split between the DB and the DC at the median salary cap as follows:
a)	Participants earning up to the median salary cap will contribute to the DB scheme and have only DB benefits at retirement; and
b)	Participants with salaries higher than the median salary cap will contribute to the DB up to the median salary and will contribute the excess over the median salary to the DC. In effect, participants under the hybrid scheme will have benefits from both the DB and DC plans at retirement.
•	Participants with the DC plan will have the right to determine where their contributions will be invested and the flexibility to make additional voluntary contributions to their DC accounts.
•	Funds in the DC component will be invested by external fund managers for each participant’s account and related management fees will be deducted directly from each participant’s account.
•	The DB benefits will remain under the administration of the Staff Retirement Plan.
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Medical Benefit Plan

The Medical Benefit Plan (MBP) was created under the Board of Directors’ resolution B/BD/2002/17 and F/BD/2002/18 of 17 July 2002 and became effective on 1 January 2003. Under the MBP, all plan members including existing staff or retirees contribute a percentage of their salary or pension while the Bank typically contributes twice the employee contribution but may vary such contribution based on the results of annual actuarial valuations.

Contribution rates by staff members and retirees are based on marital status and number of eligible children. An MBP board, composed of selected officers of the Bank and representatives of retirees and the staff association, oversees the management and activities of the MBP. The contributions from the Bank, staff and retirees are deposited in a trust account. In accordance with the directive establishing the Plan, all Plan members including staff and retirees are eligible as beneficiaries for making claims for medical services provided to them and their recognized dependents.

On 7 January 2015, the Board of Directors approved a new set of contribution rates to the MBP for the Bank, active staff and retirees. The new set of rates were with effect from 1 September 2015 and aim at enhancing the long-term financial sustainability of the Plan.

For the DC component of the hybrid plan, the amount recognized in the income statement for the year ended December 2022 was UA 0.77 million (2021: UA 0.7 million). This amount is included in Other Accounts Payable.

The post-employment scheme of staff retirement and medical benefit expenses for 2022 and 2021 for the Bank, the ADF and the NTF combined (the Bank Group) comprised the following:

(UA millions)

	Staff Retirement Plan		Medical Benefit Plan
	2022	2021	2022	2021
Current service cost – gross	76.87	79.88	27.78	26.04
Less: employee contributions	(12.84)	(12.21)	(4.24)	(4.28)
Net current service cost	64.03	67.67	23.54	21.76
Interest cost	27.70	22.22	5.03	3.90
Expected return on plan assets	(22.84)	(15.93)	—	—
Expense for the year	68.89	73.96	28.57	25.66

At 31 December 2022, the Bank had a liability to the SRP amounting to UA 66.76 million (2021: UA 245.31 million) while the Bank’s liability to the post-employment aspect of the MBP amounted to UA 161.67 million (2021: UA 203.35 million).

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At 31 December 2022 and 2021 the determination of these liabilities is set out below:

(UA millions)

	Staff Retirement Plan		Medical Benefit Plan
	2022	2021	2022	2021
Fair value of plan assets:
Market value of plan assets at beginning of year	1,063.85	908.50	89.98	80.02
Actual return on assets	(181.66)	151.72	2.05	0.18
Employer’s contribution	25.84	24.42	8.47	8.57
Plan participants’ contribution during the year	12.84	12.21	4.24	4.28
Benefits paid	(37.70)	(33.00)	(3.95)	(3.07)
Market value of plan assets at the end of the year	883.17	1,063.85	100.79	89.98

Present value of defined benefit obligation:
Benefit obligation at beginning of year	1,309.16	1,286.26	293.33	267.80
Current service cost	64.03	67.67	23.54	21.76
Employee contributions	12.84	12.21	4.24	4.28
Interest cost	27.70	22.22	7.18	5.51
Actuarial loss/(gain)	(426.10)	(46.20)	(61.88)	(2.95)
Benefits paid	(37.70)	(33.00)	(3.95)	(3.07)
Benefit obligation at end of year	949.93	1,309.16	262.46	293.33

Funded status:
Liability recognized on the balance sheet at 31 December, representing excess of defined benefit over plan asset	(66.76)	(245.31)	(161.67)	(203.35)

	2022	2021
Amount recognized on the Balance sheet as Employee Benefit liabilities as at 31 December	228.43	448.66

There were no unrecognized past service costs at 31 December 2022 and 2021. At 31 December 2022, the cumulative net actuarial gains recognized directly in equity through other comprehensive income for the SRP were UA 35.75 million (2021: losses of UA 185.84 million). The cumulative net actuarial gains recognized directly in equity through other comprehensive income for MBP were UA 33.19 million (2021: losses of UA 28.59 million).

The following summarizes the funding status of the SRP at the end of the last five fiscal years:

(UA millions)

	2022	2021	2020	2019	2018
Staff Retirement Plan:
Fair value of Plan assets	883.17	1,063.85	908.50	849.12	711.03
Present value of defined benefit obligation	(949.93)	(1,309.16)	(1,286.25)	(1,149.05)	(994.27)
Deficit funding	(66.76)	(245.31)	(377.75)	(299.93)	(283.24)
Experience adjustments on plan assets	56.63	261.14	125.36	87.80	(19.90)
Experience adjustments on plan liabilities	(20.88)	(446.98)	(493.18)	(421.56)	(333.45)
Net	35.75	(185.84)	(367.82)	(333.76)	(353.35)

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The funding status of the Medical Benefit Plan at the end of the last five fiscal years was as follows:

(UA millions)

	2022	2021	2020	2019	2018
Medical Bene t Plan:
Fair value of Plan assets	100.79	89.97	80.02	70.03	61.61
Present value of defined benefit obligation	(262.46)	(293.34)	(335.19)	(309.22)	(226.67)
Deficit funding	(161.67)	(203.37)	(255.17)	(239.19)	(165.06)

Experience adjustments on plan assets	(8.82)	(8.93)	(10.36)	(9.58)	(8.24)
Experience adjustments on plan liabilities	42.01	(19.66)	(87.14)	(92.93)	(32.99)
Net	33.19	(28.59)	(97.50)	(102.51)	(41.23)

 Assumptions used in the latest available actuarial valuations at 31 December 2022 and 2021 were as follows:

(Percentages)

	Staff Retirement Plan		Medical Benefit Plan
	2022	2021	2022	2021
Discount rate	4.40	2.15	4.40	2.26
Rate of salary increase	3.40	3.40	3.40	3.40
Future pension increase	2.30	2.30	—	—
Health care cost growth rate	—	—	6.00	5.50

The SRP mortality assumptions are based on the Self-Administered Pension Schemes 2008 (SAPS08) tables, specifically referenced from the experience of United Kingdom self-administered pension schemes. Similarly, the MBP mortality assumptions are also based on the Self-Administered Pension Schemes (SAPS) tables, specifically referenced from the experience of United Kingdom occupational schemes. These SAPS tables assume normal health participants and have been updated using Continuous Mortality Investigations (CMI) 2009 projections to factor in future longevity improvements.

The discount rate used in determining the benefit obligation is selected by reference to the long-term year-end rates on AA corporate bonds from the different markets of the five currencies of the SDR.

The medical cost inflation assumption is the rate of increase in the cost of providing medical benefits. This is influenced by a wide variety of factors, such as economic trends, medical developments, and patient utilization. For the purposes of these calculations, the medical cost inflation rate was assumed at 5 percent per annum.

The Bank’s obligation and costs for post-retirement medical benefits are highly sensitive to assumptions regarding medical cost inflation.

The average duration of SRP and MBP is 16 years and 20 years, respectively. The following table shows projected benefit cash flow outgo:

(UA millions)

	2024	2025	2026	2027	2028 to 2032
Cash flow from MBP	4.74	5.45	6.37	7.49	58.86
Cash flow from SRP	49.88	54.97	56.75	56.80	325.57

The following table shows the effects of a one-percentage-point change in the assumed health care cost growth rate:

(UA thousands)

	1% Increase		1% Decrease
	2022	2021	2022	2021
Effect on total service and interest cost	8,750	10,513	(6,675)	(7,702)
Effect on post-retirement benefit obligation	58,709	77,639	(46,710)	(60,534)

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The following table shows the effect of a 1 percentage point change in the discount rate for the SRP:

(UA thousands)

	1% Increase		1% Decrease
	2022	2021	2022	2021
Effect on total service and interest cost	7,311	15,182	(9,641)	(20,886)
Effect on post-retirement benefit obligation	122,950	207,145	(155,121)	(271,703)

No SRP assets are invested in any of the Bank’s own financial instruments, nor any property occupied by, or other assets used by the Bank. All investments are held in active markets.

The following table presents the weighted-average asset allocation at 31 December 2022 and 2021 for the Staff Retirement Plan:

(UA thousands)

	2022	2021
Debt securities	342,918	405,211
Equity securities	443,377	528,307
Property	81,967	112,688
Total	868,262	1,046,206

At 31 December 2022 and 2021, the assets of the MBP were invested primarily in short-term deposits and bonds.

The Bank’s estimate of contributions it expects to make to the SRP and the MBP for the year ending 31 December 2023, are UA 33.01 million and UA 25.61 million, respectively.

NOTE Q – Related Parties

The following related parties have been identified:

The Bank makes or guarantees loans to some of its members who are also its shareholders and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 54 African states and 27 non-African states (the “regional members” and “non-regional members”, respectively), subscriptions to the capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governors appointed by each member country of the Bank, who exercise the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Note K. The Board of Directors, which is composed of twenty (20) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its Regional Member Countries and to public and private enterprises operating within such countries. Such loans are approved by the Board of Directors.

In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the ADF. Furthermore, the Bank administers various special funds and trust funds, which have purposes that are consistent with its objectives of promoting the economic development and social progress of its Regional Member Countries. In this connection, the Bank administers the NTF as well as certain multilateral and bilateral donor funds created in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of the ADF is conducted by a 14-member Board of Directors of which 7 members are selected by the Bank. The Bank exercises 50 percent of the voting power in the ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the officers, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost-sharing formula, driven primarily by the staff time spent on individual entity’s work program deliverables.

The Bank’s investment in the ADF is included in Equity Participations and disclosed in Note H. In addition to the amount reported as equity participation, the Bank periodically makes allocations from its income to the Fund, to further its objectives. Net income allocations by the Bank to ADF are reported as Other Resources in the Fund’s financial statements.

The NTF is a special fund administered by the Bank with resources contributed by the Government of Nigeria. The ADB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and in this regard, the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank

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for which it reimburses to the Bank its share of administrative expenses for such utilization. The share of administrative expenses reimbursed to the Bank by both the ADF and NTF is disclosed in Note O.

Grant resources administered by the Bank on behalf of other donors, including its member countries, agencies and other entities are generally restricted for specific uses, which include the co-financing of Bank’s lending projects, debt reduction operations and technical assistance for borrowers including feasibility studies. Details of the outstanding balance on such grant funds at 31 December 2022 and 2021 are disclosed in Note T-5.

The Bank charges fees for managing some of these funds. Management fees received by the Bank for the year ended 31 December 2022 amounted to UA 10.50 million (2021 UA 10.52 million). The Bank also administers the SRP and MBP. The activities of the SRP and MBP are disclosed in Note P.

Management Personnel Compensation

Compensation paid to the Bank’s management personnel and executive directors during the year ended 31 December 2022 and 31 December 2021 were made up as follows:

(UA thousands)

	2022	2021
Salaries	30,269	29,409
Termination and other benefits	9,940	8,559
Contribution to retirement and medical plan	6,559	6,445
Total	46,768	44,413

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable at the time of departure from the Bank, are granted in accordance with the Bank’s rules and regulations. As of 31 December 2022, outstanding balances on loans and advances to management staff and executive directors amounted to UA 8.25 million (31 December 2021: UA 8.66 million).

NOTE R – Segment Reporting

The Bank is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank’s products and services are similar and are structured and distributed in a fairly uniform manner across borrowers. Based on the evaluation of the Bank’s operations, management has determined that ADB has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers. The products and services from which the Bank derives its revenue are mainly loans, treasury and equity participation.

External revenue for the years ended 31 December 2022 and 2021 is detailed as follows:

(UA thousands)

	2022	2021
Interest income from loans
Fixed rate loans	485,989	327,617
Variable rate loans	11,048	29,685
Floating rate loans	35,653	11,408
	532,690	368,710
Commitment charges and commissions	14,271	21,145
Interest on loan swaps	(25,396)	(41,611)
Total income from loans	521,565	348,244
Income from investments	218,162	129,340
Income from other debt securities	6,890	5,530
Other income	28,175	37,291
Total external revenue	774,792	520,405

Revenues earned from transactions with a single borrower country of the Bank and exceeding 10 percent of the Bank’s revenue for one country amounted to UA 140.46 million for the year ended 31 December 2022 (2021: UA 71.43 million).

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The Bank’s development activities are divided into five sub-regions of the continent of Africa for internal management purposes, namely: Central Africa, Eastern Africa, Northern Africa, Southern Africa, and Western Africa. Activities involving more than one single country from the continent of Africa are described as multinational activities. Treasury investment activities are carried out mainly outside the continent of Africa and are therefore not included in the table below. In presenting information on the basis of the above geographical areas, revenue is based on the location of customers.

Geographical information about income from loans for the years ended 31 December 2022 and 2021 is detailed as follows:

(UA thousands)

	Central Africa	Eastern Africa	Northern Africa	Southern Africa	Western Africa	Multinational	Total
2022
Income from sovereign loans	18,309	31,253	119,464	171,216	43,157	3,286	386,684
Income from non-sovereign loans	7,113	32,137	(6,589)	39,370	57,903	4,948	134,881
	25,422	63,390	112,875	210,586	101,060	8,234	521,565

2021
Income from sovereign loans	15,340	9,461	41,311	112,890	15,334	(759)	193,577
Income from non-sovereign loans	8,016	26,487	13,955	39,137	50,551	16,521	154,667
	23,356	35,948	55,266	152,027	65,885	15,762	348,244

As of 31 December 2022, land and buildings owned by the Bank were located primarily at the Bank’s headquarters in Abidjan, Côte d’Ivoire. More than 90 percent of other fixed and intangible assets were located at the regional resource centers in Nairobi, Pretoria and Tunis.

NOTE S – Approval of Financial Statements

On March 29, 2023, the Board of Directors authorized these financial statements for issue to the Board of Governors. The financial statements are expected to be approved by the Board of Governors at its annual meeting in May 2023.

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Note T – Supplementary disclosures

Note T-1: Exchange rates

The rates used for translating currencies into Units of Account at 31 December 2022 and 31 December 2021 were as follows:

		2022	2021
1 UA = 1 SDR =	Algerian Dinar	182.79300	194.36500
	Angolan Kwanza	670.33213	776.74600
	Australian Dollar	1.99228	1.94119
	Botswana Pula	17.10590	16.33130
	Brazilian Real	6.84570	7.96426
	Canadian Dollar	1.81035	1.79808
	Chinese Yuan Renminbi	9.29731	8.91600
	CFA Franc	821.85500	811.73400
	Danish Kroner	9.31203	9.20217
	Egyptian Pound	32.90795	21.26400
	Ethiopian Birr	71.67080	69.53990
	Euro	1.25291	1.23748
	Gambian Dalasi	80.93000	73.78000
	Ghanaian Cedi	11.41328	8.40608
	Guinean Franc	11,383.08100	12,756.10000
	Indian Rupee	110.28500	105.45700
	Japanese Yen	176.53700	159.84800
	Kenyan Shilling	164.19039	158.35100
	Korean Won	1,698.29000	1,667.20000
	Kuwaiti Dinar	0.40749	0.42338
	Libyan Dinar	6.42636	6.43266
	Mauritian Rupee	58.69100	61.05080
	Moroccan Dirham	13.90422	12.90600
	New Zambian Kwacha	24.05340	23.32850
	New Zealand Dollar	2.13379	2.05581
	Nigerian Naira	596.93030	578.02100
	Norwegian Krone	13.08650	12.38880
	Pound Sterling	1.10279	1.04183
	Sao Tomé Dobra	30.61850	30.33710
	Saudi Arabian Riyal	4.99286	5.24120
	South African Rand	22.77610	21.26400
	Swedish Krona	13.94070	12.75930
	Swiss Franc	1.23808	1.28791
	Tanzanian Shilling	3,072.67480	3,215.99000
	Tunisian Dinar	4.13905	4.06525
	Turkish Lira	24.97450	18.67220
	Ugandan Shilling	4,942.26220	4,960.57000
	United States Dollar	1.33084	1.39959
	Vietnamese Dong	32,093.20660	32,050.60000

No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.

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NOTE T-2: Other Development Assistance Activities

(i)	Democratic Republic of Congo (DRC)

In connection with an internationally coordinated effort between the Banks, the International Monetary Fund (the IMF), the World Bank and other bilateral and multilateral donors to assist the Democratic Republic of Congo (DRC) in its reconstruction efforts, the Board of Directors on 26 June 2002, approved an arrears clearance plan for the DRC. Under the arrears clearance plan, contributions received from the donor community were used immediately for partial clearance of the arrears owed by the DRC. The residual amount of DRC’s arrears to the Bank and loan amounts not yet due were consolidated into new contractual receivables, such that the present value of the new loans was equal to the present value of the amounts that were owed under the previous contractual terms. The new loans carry the weighted average interest rate of the old loans. In approving the arrears clearance plan, the Board of Directors considered the following factors: a) the arrears clearance plan is part of an internationally coordinated arrangement for the DRC; b) the magnitude of DRC’s arrears to the Bank ruled out conventional solutions; c) the prolonged armed conflict in the DRC created extensive destruction of physical assets, such that the DRC had almost no capacity for servicing its debt; and d) the proposed package would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. Furthermore, there was no automatic linkage between the arrears clearance mechanism and the debt relief that may be subsequently provided on the consolidated facility. In June 2004, the DRC reached its decision point under the Heavily Indebted Poor Countries (HIPC) initiative. Consequently, the consolidated facility has since that date benefited from partial debt service relief under HIPC.

A special account, separate from the assets of the Bank, was established for all contributions towards the DRC arrears clearance plan. Such contributions may include allocations of the net income of the Bank that the Board of Governors may from time to time make to the special account, representing the Bank’s contribution to the arrears clearance plan. The amount of such net income allocation is subject to the approval of the Boards of Governors of the Bank, typically occurring during the annual general meeting of the Bank. Consequently, income recognized on the consolidated DRC loans in current earnings is transferred out of reserves to the special account only after the formal approval of such transfer, in whole or in part, by the Board of Governors of the Bank.

(ii)	Post-Conflict Countries Assistance/Transition States Facility

The Post Conflict Countries’ Fund was established as a framework to assist countries emerging from conflict in their efforts towards re-engagement with the donor community in order to reactivate development assistance and help these countries reach the Heavily Indebted Poor Countries (HIPC) decision point to qualify for debt relief after clearing their loan arrears to the Bank Group. The framework entails the setting aside of a pool of resources through a separate facility with allocations from the ADB’s net income, and contributions from the ADF and other private donors.

Resources from the facility are provided on a case-by-case basis to genuine post-conflict countries not yet receiving debt relief to fill financing gaps after maximum effort by the post-conflict country to clear its arrears to the Bank Group. In this connection, the Board of Governors by its Resolution B/BG/2004/07 of 25 May 2004, established the Post-Conflict Countries Facility (PCCF) under the administration of the ADF and approved an allocation of UA 45 million from the 2003 net income of the Bank. The Board of Governors also, by its resolution B/BG/2005/05 of 18 May 2005, approved an additional allocation of UA 30 million from the 2004 net income as the second installment of the Bank’s contribution to the facility and by its resolution B/BG/2006/04 of 17 May 2006, the Board of Governors also approved the third and final installment of the Bank’s allocation of UA 25 million from the 2005 net income.

In March 2008, the Board of Directors approved the establishment of the Fragile States Facility (FSF) to take over the activities of the PCCF and in addition provide broader and integrated framework for assistance to eligible states. The purposes of the FSF are to consolidate peace, stabilize economies and lay the foundation for sustainable poverty-reduction and long-term economic growth of the eligible countries. By policy, contributions made by ADB to the PCCF/FSF are not used to clear the debt owed to the Bank by beneficiary countries.

(iii)	Heavily Indebted Poor Countries (HIPC) Initiative

The Bank participates in a multilateral initiative for addressing the debt problems of countries identified as HIPCs. Under this initiative, creditors provide debt relief for eligible countries that demonstrate good policy performance over an extended period to bring their debt burdens to sustainable levels. Under the original HIPC framework, selected loans to eligible beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the lower of the net present value of the loans or their nominal values, as calculated using the methodology agreed under the initiatives.

Following the signature of a HIPC debt relief agreement, the relevant loans were paid off at the lower of their net present value or their carrying value. On average, loans in the ADB’s portfolio carry higher interest rates than the present value discount rates applied and therefore the net present value of the loans exceeds the book value. Consequently, affected ADB loans were paid off by the HIPC Trust Fund at book values.

The HIPC initiative was enhanced in 1999 to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief much earlier than under the original framework. Under the enhanced framework, where 33 African countries are eligible, the debt relief is delivered through annual debt service reductions, as well as the release of up to 80 percent of annual debt service obligations as they come due until

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the total debt relief is provided. In addition, interim financing between the decision and completion points of up to 40 percent of total debt relief is provided whenever possible within a 15-year horizon. As at end December 2022, the implementation of the HIPC initiative shows that out of the 33 eligible countries, 30 RMCs have reached their completion points. Three (3) countries (Eritrea, Somalia and Sudan) have yet to complete the requirements for HIPC debt relief. Somalia, under successive IMF Staff- Monitored Programs (SMP), has made significant progress, which led to the approval of debt relief from the World Bank, the International Monetary Fund and the Bank Group. As a result, Somalia reached the HIPC Decision Point on March 25, 2020.

iv) Multilateral Debt Relief Initiative (MDRI)

At the Gleneagles Summit on 8 July 2005, the Group of 8 major industrial countries agreed on a proposal for the ADF, the International Development Association (IDA), and the International Monetary Fund (IMF) to cancel 100 percent of their claims on countries that have reached, or will reach, the completion point under the enhanced HIPC Initiative.

The main objective of the MDRI is to complete the process of debt relief for HIPCs by providing additional resources to help 38 countries worldwide, 33 of which are in Africa, to make progress towards achieving the Millennium Development Goals (MDGs), while simultaneously safeguarding the long-term financing capacity of the ADF and the IDA. The debt cancelation would be delivered by relieving post-completion-point HIPCs’ repayment obligations and adjusting their gross assistance flows downward by the same amount. To maintain the financial integrity of the ADF, donors have committed to make additional contributions to the ADF to match “dollar-for-dollar” the foregone principal and service charge payments.

The MDRI became effective for the ADF on 1 September 2006. As of that date, the ADF wrote down its balance of disbursed and outstanding loans net of HIPC relief by an amount of UA 3.84 billion, with a corresponding decrease as of that date in the ADF’s net assets. Reduction in ADF net assets results in a decrease in the value of the Bank’s investment in the Fund. Subsequent write down of loan balances is affected as and when other countries reach their HIPC completion point and are declared beneficiaries of MDRI loan cancelation. The reduction in the net asset value of the ADF does not include loans outstanding to MDRI countries that have not reached their HIPC completion points at the end of the year.

NOTE T-3: Special Funds

Under Article 8 of the Agreement establishing the Bank, the Bank may establish or be entrusted with the administration of special funds.

At 31 December 2022 and 2021, the following funds were held separately from those of the ordinary capital resources of the Bank:

i)  The Nigeria Trust Fund (NTF) was established under an agreement signed on 26 February 1976 (the Agreement) between the African Development Bank and the Federal Republic of Nigeria. The Agreement stipulates that the NTF shall be in effect for a period of 30 years from the date the Agreement became effective and that the resources of the NTF shall be transferred to the Government of Nigeria upon termination. However, the 30-year sunset period may be extended by mutual agreement between the Bank and the Federal Republic of Nigeria.

Following the initial expiry of the agreement on 26 April 2006, and the successful completion of independent reviews of its performance, the Agreement has been extended several times, most recently for five years from 25 April 2023.

The initial capital of the NTF was NGN 50 million payable in two equal installments of NGN 25 million each, in freely convertible currencies. The first installment, equivalent to USD 39.90 million, was received by the Bank on 14 July 1976, and payment of the second installment, equivalent to USD 39.61 million, was made on 1 February 1977.

During May 1981, the Federal Republic of Nigeria announced the replenishment of the NTF with NGN 50 million. The first installment of NGN 35 million (USD 52.29 million) was paid on 7 October 1981. The second installment of NGN 8 million (USD 10.87 million) was received on 4 May 1984. The payment of the third installment of NGN 7 million (USD 7.38 million) was made on 13 September 1985.

During the year ended 31 December 2014, the Government of the Federal Republic of Nigeria authorized the withdrawal of an amount of USD13 million (UA 8.41 million) from reserves to settle its commitment on the arrears clearance of debt owed by Liberia under the internationally coordinated arrears clearance mechanism for Post Conflict Countries.

During the year ended 31 December 2015, following a request by the Government of Nigeria, on 13 May 2015, a withdrawal of USD 10 million (UA 7.14 million) was made from the resources of the Fund and paid to the Government of Nigeria.

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The resources of the NTF at 31 December 2022 and 2021 are summarized below:

(UA thousands)

	2022	2021
Contribution received	128,586	128,586
Funds generated (net)	151,054	151,657
Adjustment for translation of currencies	(91,482)	(100,788)
	188,158	179,455
Represented by:
Due from banks	5,486	3,283
Investments	91,216	87,078
Accrued income and charges receivable on loans	276	316
Accrued interest on investments	438	294
Other amounts receivable	551	337
Loans outstanding	92,355	89,699
	190,322	181,007
Less: Current accounts payable	(2,164)	(1,552)
	188,158	179,455

ii)  The Special Relief Fund (for African countries affected by drought) was established by Board of Governors’ Resolution 20–74 to assist African countries affected by unpredictable disasters. The purpose of this fund was subsequently expanded in 1991 to include the provision of assistance, on a grant basis, to research institutions whose research objectives in specified fields are likely to facilitate the Bank’s objective of meeting the needs of Regional Member Countries in those fields. The resources of this Fund consist of contributions by the Bank, the ADF and various member states.

The summary statement of the resources and assets of the Special Relief Fund (for African countries affected by drought) as at 31 December 2022 and 2021 follows:

(UA thousands)

	2022	2021
Fund balance	132,462	125,404
Funds generated	6,425	6,353
Funds allocated to Social Dimensions of Structural Adjustment (SDA)	2	2
Less: Relief disbursed	(130,777)	(130,329)
	8,112	1,430
Represented by:
Due from bank	1,395	297
Investments	6,675	1,834
Accounts receivable/ (payable)	42	(701)
	8,112	1,430

At 31 December 2022, a total of UA 0.47 million (USD 0.63 million) compared with UA 0.57 million (USD 0.80 million) in 2021, had been committed but not yet disbursed under the Special Relief Fund.

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iii)   Africa Growing Together Fund (AGTF): Pursuant to the Board of Governors resolution B/BG/2014/06 of 22 May 2014, the agreement establishing the Africa Growing Together Fund was signed between the Bank and the Peoples Bank of China on 22 May 2014 to co-finance alongside the AfDB eligible sovereign and non- sovereign operations. Following the entry into force of the AGTF agreement, an initial contribution of USD 50 million towards the Fund was received by the Bank on 28 November 2014.

The summary statement of the resources and assets of the Africa Growing Together Fund as at 31 December 2022 and 2021 follows:

(UA thousands)

	2022	2021
Contribution received	304,064	200,913
Funds generated (net)	(25,137)	(9,693)
	278,928	191,220
Represented by:
Due from bank	3,366	2,978
Investments	3,771	—
Loans outstanding	274,961	189,886
Accrued income and charges receivable on loans and investments	3,442	1,199
Less: Current accounts payable	(6,612)	(2,843)
	278,928	191,220

NOTE T-4: Trust Funds

The Bank has been entrusted, under Resolutions 11–70, 19–74 and 10–85 of the Board of Governors, with the administration of the Mamoun Beheiry Fund, the Arab Oil Fund, and the Special Emergency Assistance Fund for Drought and Famine in Africa. These funds, held separately from those of the ordinary capital resources of the Bank, are maintained and accounted for in specific currencies, which are translated into Units of Account at exchange rates prevailing at the end of the year.

•	The Mamoun Beheiry Fund was established under Board of Governors’ Resolution 11–70 of 31 October 1970, whereby Mr. Mamoun Beheiry, former President of the Bank, agreed to set up a fund, which could be used by the Bank to reward staff members who had demonstrated outstanding performance in fostering the objectives of the Bank.
•	The Special Emergency Assistance Fund for Drought and Famine in Africa (SEAF) was established by the 20th Meeting of Heads of State and Governments of member countries of the African Union formerly Organization of African Unity (OAU) held in Addis Ababa, Ethiopia, from 12 to 15 November 1984, under Resolution AHG/Res. 133 (XX), with the objective of giving assistance to African member countries affected by drought and famine.
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The financial highlights of these Trust Funds at 31 December 2022 and 2021 are summarized below:

(UA thousands)

	2022	2021
Mamoun Beheiry Fund
Contribution	152	152
Income from investments	157	171
	309	323
Less: Prize awarded	(46)	(46)
Gift	(25)	(25)
	238	252
Represented by:
Due from banks	238	252
	238	252
Special Emergency Assistance Fund for Drought and Famine in Africa
Contributions	22,722	22,722
Funds generated	7,785	7,716
	30,507	30,438
Less: Relief disbursed	(29,524)	(27,935)
	983	2,503
Represented by:
Banks and Investment	983	2,499
Net Receivable	—	4
	983	2,503
Total Resources & Assets of Trust Funds	1,221	2,755

NOTE T-5: Grants (Donor Funds)

The Bank administers grants on behalf of donors, including member countries, agencies and other entities. Resources for Grants are restricted for specific uses, which include the co-financing of the Bank’s lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the assets of the Bank. In accordance with Article 11 of the Agreement establishing the Bank, the accounts of these grants are kept separate from those of the Bank.

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The undisbursed balances of the grant resources at 31 December 2022 and 2021 were as follows:

(UA thousands)

Trust Fund Name	2022	2021
AFAWA Risk Sharing Facility	46,791	39,297
Africa Circular Economy Facility	1,619	—
Africa Climate Change Fund	12,954	11,339
Africa Digital Financial Inclusion	18,312	13,062
Africa Disaster Risk Trust Fund	5,305	6,913
Africa Growing Together Fund	6,787	2,978
Africa Integrity Fund	42,242	39,688
Africa Investment Facility	37,781	81,983
Africa Renewable Energy Initiative	2,965	3,609
Africa trade Fund	3,080	3,398
Africa Water Facility Fund	41,101	30,668
African Energy Leaders Group	353	354
African Legal Support Facility	23,171	20,622
Agriculture fast track fund	4,119	6,161
Agri-Food SME Catalytic Financing Mechanism (IF)	45,453	—
Agri-Food SME Catalytic Financing Mechanism (TAF)	11,409	—
AMINA	1,574	1,576
Bill and Melinda Gate Foundation TCA	6,510	7,994
Boost Africa Entrepreneurs Lab Trust Fund	1,419	1,414
Boost Africa Financial Instrument	3,562	4,183
Boost Africa Technical Assistance	558	573
Canada AfDB Climate Fund	75,763	75,636
Canadian Grant for Technical Assistance	256	227
Capital Market Development Trust Fund	4,443	4,271
Chinese Government Fund	256	243
Clean Technology Fund	56,452	13,036
Climate Development	5,340	6,275
Congo Basin Forest Fund	12,019	12,048
EU Africa Infrastructure Trust Fund	3,506	1,663
Facility for Energy Inclusion financial Instrument	18,474	21,077
Facility For Energy Inclusion Technical Assistance	612	1,027
Fertilizer Financing Mechanism	12,660	6,831
Finland	57	2,803
France	554	554
Fund For African Private Sector Assistance (FAPA)	42,597	37,567
Gender Equality Trust Fund	17,761	15,067
Global Agriculture And Food Security Programme (GAFSP)	21,792	32,234
Global Environment Facility	42,593	15,731
Global Infrastructure Facility Fund	889	1,018
Green Climate Fund	19,554	743
India	1,189	1,216
Infrastructure Consortium For Africa (ICA)	349	230
Initiative Migration and Development (IMDE)	60	60
Investment Climate Facility for Africa	372	374
Italia	3,550	4,036
Korea Trust Fund	31,096	9,718
Making Finance Work for Africa (MFW4A)	387	590
MENA Transition Fund	1,081	8,444
Microfinance Trust Fund	2,298	2,460
Multi-Donor Water Partnership Programme	294	319
Nepad Infrastructure	27,053	26,632
Nigeria Technical Cooperation Fund (NTCF)	3,354	3,314
Norway	46	46
Private Sector Credit Enhancement Facility	217,989	197,285
Programme For Infrastructure Development in Africa (PIDA)	112	112
Rockefeller Foundation	899	1,390
Rural Water Supply and Sanitation Initiative	21,539	28,308
SFRD (Great Lakes)	435	431
South South cooperation Trust Fund	443	454
Statistical Capacity Building (SCB)	548	541
Strategic Climate Fund	50,315	9,525
Sustainable Energy Fund for Africa	191,357	162,732
Switzerland Technical Assistance Grant	409	843
Trust Fund for Countries in Transition	2,110	5,967
Uganda Road Sector Project	1,374	1,371
United Kingdom	74	74
Urban Municipal Development Fund	2,216	3,079
Value for Money Sustainability and Accountability Trust Fund	902	945
Women Entrepreneurs Finance Initiative Trust Fund	10,155	13,332
Youth Entrepreneurship Innovation Trust Fund	20,099	22,192
Zimbabwe Multi-Donor Trust Fund	2,142	4,823
Others	88	719
Total	1,246,978	1,035,425

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MEMBERSHIP OF FRANCE

France became a member on 30 December 1983. As at 31 December 2022, a total number of 533,648 shares (par value UA 10,000 per share) of the capital stock of the Bank has been issued to France. Of this amount of UA 5,336,480,000, the callable capital portion represented UA 5,111,090,000 and the paid-in capital was UA 225,390,000

As at 31 December 2022, France was entitled to cast 534,273 votes (3.694 percent) of the total votes of all members. As at that date, France was represented on the Bank’s Board of Governors (the “Board of Governors”) by Mr. Emmanuel Moulin as Governor.

MEMBERSHIP OF GERMANY

Germany became a member of the Bank on 18 February 1983. As at 31 December 2022, a total number of 594,957 shares (par value UA 10,000 per share) of the capital stock of the Bank has been issued to Germany. Of this amount of UA 5,949,570,000, the callable capital portion represented UA 5,674,320,000 and the paid-in capital was UA 275,250,000.

As at 31 December 2022, Germany was entitled to cast 595,582 votes (4.118 percent) of the total votes of all members. As at that date, Germany was represented on the Board of Governors by Dr. Bärbel Kofler as Governor.

MEMBERSHIP OF JAPAN

Japan became a member of the Bank on 3 December 1982. As at 31 December 2022, a total number of 783,637 shares (par value UA 10,000 per share) of the capital stock of the Bank has been issued to Japan. Of this amount of UA 7,836,370,000, the callable capital portion represented UA 7,474,340,000 and the paid-in capital was UA 362,030,000.

As at 31 December 2022, Japan was entitled to cast 783,260 votes (5.416 percent) of the total votes of all members. As at that date, Japan was represented on the Board of Governors by Mr. Shunichi Suzuki as Governor.

MEMBERSHIP OF SWITZERLAND

Switzerland became a member of the Bank on 30 December 1982. As at 31 December 2022, a total number of 208,635 shares (par value UA 10,000 per share) of the capital stock of the Bank has been issued to Switzerland. Of this amount of UA 2,086,350,000, the callable capital portion represented UA 1,995,780,000 and the paid-in capital was UA 90,570,000.

As at 31 December 2022, Switzerland was entitled to cast 209,260 votes (1.447 percent) of the total votes of all members. As at that date, Switzerland was represented on the Board of Governors by Mr. Dominique Paravicini as Governor.

MEMBERSHIP OF THE UNITED KINGDOM

The United Kingdom became a member of the Bank on 29 April 1983. As at 31 December 2022, a total number of 269,123 shares (par value UA 10,000 per share) of the capital stock of the Bank has been issued to the United Kingdom. Of this amount of UA 2,691,230,000, the callable capital portion represented UA 2,538,270,000 and the paid-in capital was UA 152,970,000.

As at 31 December 2022, the United Kingdom was entitled to cast 269,748 votes (1.865 percent) of the total votes of all members. As at that date, the United Kingdom was represented on the Board of Governors by Mr. James Cleverly MP as Governor.

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MEMBERSHIP OF THE UNITED STATES OF AMERICA

The United States of America became a member of the Bank on 8 February 1983. As at 31 December 2022, a total number of 941,526 shares (par value UA 10,000 per share) of the capital stock of the Bank has been issued to the United States. Of this amount of UA 9,415,260,000, the callable capital portion represented UA 9,017,240,000 and the paid-in capital was UA 398,020,000.

The General Counsel of the Treasury Department of the United States has rendered an opinion to the effect that the portion of the United States subscription to the callable capital that has been provided for in budgetary and appropriations legislation is an obligation backed by the full faith and credit of the United States, although appropriations by the United States Congress would be required to enable the Secretary of the Treasury to pay any part of the subscription to callable capital if it were called by the Bank.

As at 31 December 2022, the United States was entitled to cast 942,151 votes (6.515 percent) of the total votes of the members. As at that date, the United States of America was represented on the Board of Governors by Ms. Janet Yellen as Governor.

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